2025

CCC

ANNUAL REPORT

Digitizing the Insurance Economy.

CCC Intelligent Solutions Holdings Inc.

ANNUAL REPORT

2025

CCC Intelligent Solutions Holdings Inc.



Dear Fellow Shareholders,

As I reflect on 2025, I am incredibly proud of what the CCC team accomplished and grateful for the continued trust of our customers and shareholders. It was a defining year for our company. We crossed the $1 billion revenue milestone for the first time, delivered strong margin and free cash flow performance, and made meaningful progress positioning CCC for what we believe is a generational shift in how the insurance economy operates.

What stands out to me most about 2025 is not just the results themselves, but how clearly our long-term strategy is coming into focus. Across the industry, we are seeing a shift from experimentation with AI to measured deployment in mission-critical workflows. That transition plays directly to CCC's strengths and reinforces why our platform, data, and network matter more – not less – in an AI-driven world.

I spend a great deal of time with customers, partners, and our own teams, and the message is consistent: the challenges facing the insurance economy – rising complexity, labor constraints, cost pressure, and increasing customer expectations – are structural and not going away. Addressing them requires technology that is trusted, embedded, and capable of operating at scale. At the end of 2025, approximately 900,000 registered users relied on CCC solutions to process more than $200 billion of commerce each year, across tens of thousands of connected businesses. That scale is not incidental – it is foundational to our ability to deliver reliable tools that customers depend on to achieve outcomes in a highly regulated, multi-party industry.

AI as a Force Multiplier for CCC's Platform

AI has been part of CCC's strategy for more than a decade. Long before it became a mainstream topic, we were investing in computer vision, machine learning, and automation to help our customers navigate complexity in real-world environments. Today, that experience gives us a clear and grounded perspective on where AI creates durable advantage – and where it does not.

In regulated, multi-party industries like insurance, AI does not replace platforms. It amplifies the need for them. Customers need to make decisions that are accurate, explainable, traceable and based on their unique business rules across many participants. CCC's advantage is not any single model or feature. It is the combination of a large dataset generated through real transactions, deeply embedded workflows, and a scaled, multi-sided network that connects insurers, repair facilities, parts suppliers, OEMs, and partners, allowing AI to operate safely and at scale. Every day, our customers use CCC systems to process millions of business events across billions of parts prices, labor rates, and rules, reflecting how work actually gets done at a hyperlocal level.

Importantly, this is not theoretical. In 2025, approximately $100 million of our annual revenue was generated by AI-based solutions that are in production today, doing real work inside our customers' businesses. These capabilities are embedded directly into mission-critical workflows, where AI recommendations are informed by live data and enable customer execution across a connected ecosystem, and where outcomes carry financial, regulatory, and operational consequences. That distinction matters more than ever!



What makes this advantage increasingly powerful over time is how these elements reinforce one another. As customers deploy more AI across the claim and repair lifecycle, they standardize more of their operations on our platform. That increased usage generates additional high-quality, real-world data, captured through hundreds of billions of dollars of live commerce flowing across the CCC network each year, which improves model performance and expands the range of decisions AI can support. Better outcomes, in turn, drive broader adoption across customers and workflows. This flywheel – data, workflows, network, and AI compounding together – strengthens CCC's position with each passing year and makes our platform more valuable to customers.

Our systems reflect how the insurance economy actually works – hyperlocal data, insurer-specific rules, and the need to adapt to a constantly changing environment. This is living operational data, continuously validated through those transactions across tens of thousands of connected businesses. As AI increasingly performs real work rather than isolated tasks, that context becomes essential. We believe this dynamic will continue to reinforce CCC's role as the system of action for the insurance economy

Scaling Innovation and Expanding the Portfolio

Today, we think about our portfolio across four primary product categories: Auto Physical Damage solutions, including products and services related to fixing a damaged car, for insurers, repair facilities, parts manufacturers/OEMs, and other industry participants; Casualty; Disability and Workers' Compensation; and Subrogation. In each of these areas, we have built deeply embedded workflow solutions that are increasingly enhanced with AI, and we continue to make those tools better every day.

This framing matters because it highlights the breadth of our opportunity. While Auto Physical Damage remains our largest category today, we see multiple independent avenues for growth across the portfolio, supported by common workflows, data, and platform capabilities. Casualty, for example, has grown into a meaningful business and continues to expand as insurers look for better ways to manage complex bodily injury claims. Disability, Workers' Compensation, and Subrogation represent additional growth vectors where AI-driven decision support can materially improve outcomes over time. This portfolio structure underscores the potential for sustained expansion across multiple categories.

While our AI capabilities are already in production at scale, we are still early in monetizing the full opportunity. AI-based solutions are the fastest-growing part of our portfolio, yet adoption and utilization levels remain relatively low compared to the size of the workflows they address. This gap reflects opportunity, not hesitation, and represents a long runway for growth as customers scale proven use cases.

In 2025, we saw customers move from pilots to broader deployment, and our experience supporting that transition positions us for faster adoption at scale, with AI solutions that carry economic profiles consistent with our core business.

The acquisition of EvolutionIQ in January 2025 further expanded this opportunity. In addition to extending our AI leadership into disability and workers' compensation, EvolutionIQ brings differentiated capabilities into our Auto Casualty offering, strengthening our ability to support complex bodily injury claims within the core auto workflows where CCC is already deeply embedded.

During 2025, our focus with EvolutionIQ was on integration, execution, and learning – aligning product roadmaps, strengthening deployment capabilities, and refining go-to-market motions. As we integrate EvolutionIQ more deeply into our Auto Casualty suite, we are beginning to see tangible progress in cross-sell with existing casualty customers, including early traction for Medhub for Casualty as insurers look to apply AI-driven medical record insights within complex injury claims.

As we enter the next phase, we are increasingly focused on scaling what is now working: deeper cross-sell into Auto Casualty, more consistent implementations, and expanding use cases across casualty and P&C workflows. We believe this combination meaningfully enhances CCC's growth potential over time.

Across the business, Emerging Solutions continue to represent a relatively small but rapidly growing portion of revenue. Our focus is on increasing revenue velocity by packaging solutions more holistically, simplifying adoption, and helping customers realize measurable ROI. This is not about launching technology for its own sake. It is about delivering tangible outcomes that customers are willing to scale.

A Durable Economic Model and Disciplined Capital Allocation

CCC's financial performance in 2025 reflects the durability of our model. We generated strong free cash flow while continuing to invest in innovation and talent. Approximately 85% of our revenue now comes from subscriptions, improving visibility and reducing sensitivity to short-term volume fluctuations.

This strength gives us flexibility in how we allocate capital. Our top priority remains investing organically in the business – particularly in product innovation, AI capabilities, and the people required to execute at scale. At the same time, we are committed to returning excess capital to shareholders when we believe our shares do not reflect the intrinsic, long-term value of the business. As a long-term shareholder I personally believe this gap is greater than it has ever been.

Across cycles, our capital allocation philosophy is consistent. We aim to balance reinvestment in long-term differentiation with disciplined returns of excess capital, while maintaining a prudent balance sheet and being highly selective with M&A. Over the past several years, we have returned significant capital through share repurchases, and we will continue to evaluate all uses of capital through this long-term value creation framework.

Looking Ahead

The insurance economy is still in the early stages of a multi-year transformation driven by rising complexity, labor constraints, and the need for greater efficiency. AI is becoming central to how this transformation unfolds. As our network of insurers, repairers, suppliers, and partners continues to deepen, it creates opportunities for new forms of innovation across the ecosystem – complementing continued innovation within each of our core product categories.

CCC enters this next phase with an exceptional set of customers, a highly experienced talent pool and a platform designed to turn intelligence into action. I am deeply appreciative of our team and the progress we made together in 2025. I am equally grateful to our customers for their partnership and to our shareholders for their continued support. We remain excited about the opportunities ahead and confident in our ability to deliver sustainable growth and long-term shareholder value.

Sincerely,

GITHESH RAMAMURTHY,
Chairman of the Board and CEO
CCC Intelligent Solutions Holdings Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
COMMISSION FILE NUMBER 001-39447

CCC Intelligent Solutions Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	98-1546280
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
167 N. Green Street, 9th Floor Chicago, IL	60607
(Address of principal executive offices)	(Zip Code)

(800) 621-8070
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CCC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common shares of CCC Intelligent Solutions Holdings Inc. held by non-affiliates as of June 30, 2025, was approximately $5,261 million.

As of February 17, 2026, 607,126,060 shares of common stock, $0.0001 par value, of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Our definitive proxy statement relating to our 2025 annual meeting of shareholders will be filed with the Securities and Exchange Commission within 120 days after the close of our fiscal year ended December 31, 2025 and is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

In this Annual Report on Form 10-K, the terms "we," "us," "our," the "Company" and "CCC" mean CCC Intelligent Solutions Holdings Inc. (formerly Dragoneer Growth Opportunities Corp.) and our subsidiaries. On July 30, 2021, Dragoneer Growth Opportunities Corp., a Cayman Islands exempted company ("Dragoneer"), consummated a business combination (the "Business Combination") pursuant to the terms of the Business Combination Agreement, dated as of February 2, 2021 (the "Business Combination Agreement"), as amended, by and among Dragoneer and Cypress Holdings Inc., a Delaware corporation ("CCCIS"). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the "Transactions", and such completion the "Closing"), CCCIS merged with and into Chariot Merger Sub, a wholly-owned direct subsidiary of Dragoneer, with CCCIS surviving the Business Combination as a wholly-owned direct subsidiary of Dragoneer (the "Merger"). In connection with the Transactions, Dragoneer changed its name to "CCC Intelligent Solutions Holdings Inc."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Annual Report on Form 10-K contains "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the future financial performance and business strategies and expectations for our business. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include information concerning our possible or assumed future results of operations, client demand, business strategies, technology developments, financing and investment plans, competitive position, our industry and regulatory environment, potential growth opportunities and the effects of competition.

Important factors that could cause actual results to differ materially from our expectations include:

- our revenues, the concentration of our customers and the ability to retain our current customers;

- our ability to negotiate with our customers on favorable terms;

- our ability to maintain and grow our brand and reputation cost-effectively;

- the execution of our growth strategy;

- the impact of factors outside of our control including public health outbreaks, natural catastrophes, war and terrorism;

- our projected financial information, growth rate and market opportunity;

- the health of our industry, claim volumes, and market conditions;

- changes in the insurance and automotive collision industries, including the adoption of new technologies;

- global economic conditions and geopolitical events;

- competition in our market and our ability to retain and grow market share;

- our ability to develop, introduce and market new enhanced versions of our solutions;

- our sales and implementation cycles;

- the ability of our research and development efforts to create significant new revenue streams;

- changes in applicable laws or regulations;

- changes in international economic, political, social and governmental conditions and policies, including corruption risks in China and other countries;

- our reliance on third-party data, technology and intellectual property;

- our ability to protect our intellectual property;

- our ability to keep our data and information systems secure from data security breaches;

- changes in our customers' or the public's perceptions regarding the use of artificial intelligence ("AI");

- our ability to acquire or invest in companies or pursue business partnerships;

- our ability to raise financing in the future and improve our capital structure;

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

- our ability to expand or maintain our existing customer base; and

- our ability to service our indebtedness.

The forward-looking statements contained in this Annual Report on Form 10-K are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described above and under the heading ''Risk Factors''. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.   Business.

Founded in 1980, CCC is a leading Software-as-a-Service ("SaaS") and AI platform provider for the multi-trillion-dollar insurance economy powering operations for insurers, repairers, automakers, part suppliers, and more. CCC cloud technology connects more than 35,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, customer experience, network and workflow management, CCC delivers technology that turns crucial moments into intelligent experiences, with the goal of shaping a world where life just works.

Our business has been built upon two foundational pillars: automotive insurance claims and automotive collision repair. For decades we have delivered leading software solutions to both the insurance and repair industries, including pioneering Direct Repair Programs ("DRP") in the United States ("U.S.") beginning in 1992. DRP connects auto insurers and collision repair shops to create business value for both parties, and requires digital tools to facilitate interactions and manage partner programs. Insurer-to-shop DRP connections have created a strong network effect for CCC's platform, as insurers and repairers both benefit by joining the largest network to maximize opportunities. This has led to a virtuous cycle in which more insurers on the platform drives more value for the collision shops on the platform, and vice versa.

We believe we have become a leading insurance and repair SaaS and AI provider in the U.S. by increasing the depth and breadth of our SaaS offerings over many years. Our insurance solutions help insurance carriers manage mission-critical workflows across the claims lifecycle, while building intelligent experiences for their customers. Our software integrates seamlessly with both legacy and modern systems and enables insurers to rapidly innovate on our platform. Our repair solutions help collision repair facilities achieve better performance throughout the collision repair cycle by digitizing processes to drive business growth, streamline operations, and improve repair quality. We have more than 300 insurers on our network, connecting with more than 30,500 repair facilities through our multi-tenant cloud platform. We believe our software is the architectural backbone of insurance DRP systems and is a primary driver of material revenue for our collision repair shop customers and a source of material efficiencies for our insurance carrier customers.

Our platform is designed to solve the "many-to-many" problem faced by the insurance economy. There are numerous internally and externally developed insurance software solutions in the market today, with the vast majority of applications focused on insurance-only use cases and not on serving the broader insurance ecosystem. We have prioritized building a leading network around our automotive insurance and collision repair pillars to further digitize interactions and maximize value for our customers. We have tens of thousands of companies on our platform that participate in the insurance economy, including insurers, repairers, parts suppliers, and automotive manufacturers. Our solutions create value for each of these parties by enabling them to connect to our vast network to collaborate with other companies, streamline operations, and reduce processing costs and dollars lost through claims management inefficiencies or claims leakage. Expanding our platform has added new layers of network effects, further accelerating the adoption of our software solutions.

We have processed more than $2 trillion of historical data across our network, allowing us to build proprietary data assets that leverage insurance claims, vehicle repair, automotive parts and other vehicle-specific information. We believe we are uniquely positioned to provide data-driven insights, analytics, and AI-enhanced workflows that strengthen our solutions and improve business outcomes for our customers. Our AI solutions streamline existing insurance and repair processes including vehicle damage detection, claim triage, claim handling, repair estimating, intelligent claim review, and claim subrogation. We deliver real-world AI with more than 125 U.S. insurers and more than 15,000 U.S. collision repairers actively using AI-powered solutions in production environments.

One of the primary obstacles facing the insurance economy is increasing complexity which is driven by technological advancements, supply-chain disruption, social inflation, medical inflation, and Internet-of-Things ("IOT") data. We believe digitization plays a critical role in managing this growing complexity while meeting consumer expectations. Our technology investments are focused on digitizing complex processes and interactions across our ecosystem, and we believe we are well positioned to power the insurance economy of the future with our data, network, and platform.

While our position in the insurance economy is grounded in the automotive insurance sector, the largest Property & Casualty ("P&C") insurance sector in the U.S. representing nearly half of P&C Direct Written Premiums ("DWP"), we believe our integrations and cloud platform are capable of driving innovation across the broader insurance economy. Our customers are increasingly looking for CCC to expand its solutions to other parts of their business where they can benefit from our technology, service, and partnership. In response, we are investing in new solutions that we believe will enable us to digitize the entire automotive claims lifecycle, and over time expand into adjacencies including other insurance lines. For example, CCC's acquisition of EvolutionIQ Inc. ("EvolutionIQ") in January 2025 added claims solutions in disability and workers' compensation insurance lines to CCC's solution suite.

We have strong customer relationships in the end-markets we serve, and these relationships are a key component of our success given the long-term nature of our contracts and the interconnectedness of our network. We have customer agreements with more than 300 insurers (including carriers, self-insurers and other entities processing insurance claims), including 27 of the top 30 automotive insurance carriers, and 9 of the top 15 disability insurance carriers in the U.S., based on DWP, and hundreds of regional carriers. We have more than 35,000 total customers, including more than 30,500 automotive collision repair facilities (including repairers, and other entities that estimate damaged vehicles), more than 6,000 parts and diagnostics suppliers, 14 of the top 15 automotive manufacturers, based on vehicles in operation, and numerous other companies that participate in the insurance economy.

Insurance Economy

Insurance is one of the largest global industries. The U.S. P&C insurance industry alone serviced over $1 trillion in DWP in 2024. Insurance is a necessity for the majority of businesses and consumers, and, as a result, the insurance industry has seen steady long-term growth.

Insurers face a number of challenging market dynamics in today's environment, including increasing customer expectations, social inflation, medical inflation, emerging technologies, labor shortages, and other cost pressures. Insurers are often reliant on legacy on-premise systems to assist with policy and claims adjustments and processing, which can be inflexible and costly to maintain, challenging their ability to innovate and respond to market dynamics.

Further complicating matters, the insurance industry is dependent on the insurance economy, an interconnected economy of industries that interact to service, underwrite, finance, and repair insured assets. Insurance carriers invest in data, systems, services and partnerships to manage the many required collaboration points across these industries. To deliver end-to-end digital workflows and intelligent experiences, intuitive technology that extends beyond insurance organizations and include its supporting economy is critical in order to enable the many interactions and handoffs required to process insurance events.

In the automotive insurance sector, which represents nearly half of the U.S. P&C insurance industry, processing a single event, such as a claim, can require hundreds of micro-transactions across the insurance economy, involving consumers, lenders, collision repair facilities, automotive manufacturers, dealers, parts suppliers, medical providers, vehicle tow providers, vehicle auctions, and others. These transactions depend on extensive hyper-local decisions and data, creating a level of complexity that can increase processing costs as well as the potential for fraud and other forms of claims leakage. For automotive claims, the end result is over one billion days of cumulative claims cycle time (loss date to claim completion date) in the U.S. each year. For our insurance partners, cycle time is costly, which is one reason why, as of 2025, CCC's platform is relied upon by 27 of the top 30 auto insurers in the U.S. based on DWP to digitize complexity and improve business outcomes.


INSURANCE ECONOMY (AUTO)
Consumers
Fleets
Medical Providers
Insurers
Attorneys
OEMs
Rentals
Lenders
Repair Facilities
Towing
Government entities
Dealers
Aftermarket Parts
Recyclers
Other Suppliers
Labor
Sublets
Glass
Auctions
Resellers

The complexity seen in one auto claim grows exponentially more difficult to manage at scale, and complexity is continuing to increase across the insurance economy. In the automotive sector, this is due to several converging factors including, without limitation:

- *Vehicle parts proliferation*: The average number of parts per vehicle repair have increased more than 50% since 2013
- *Vehicle technology*: On average, vehicles sold globally in 2025 contained approximately 90 gigabytes of Random Access Memory ("RAM") plus NAND each
- *Advanced Driver Assistance Systems ("ADAS"), diagnostics, and calibration*: Repairable vehicle claims with a calibration have grown from less than 1% in 2017 to more than 25% in Q3 2025
- *Vehicle damage severity from collisions*: Since 2019, the cost to repair vehicles damaged in automotive claims has increased 48%
- *Social inflation*: Social inflation describes insurance claims cost increases that exceed inflation due to social, legal, and economic factors that increase the liability of insurers. Social inflation increased liability claims in the U.S. by 57% in the past decade, primarily due to a rising number of large court verdicts
- *Auto injury payouts*: The average bodily injury claims dollars paid related to auto accidents have increased 115% since 2015.

We believe the only way to effectively manage increasing complexity is through digitization. Since our inception over forty years ago, we have focused our technology on what we believe to be our customers' most complex problems. We have digitized total loss valuations, repair estimates, DRP programs, shop management functions, repair workflows, medical claims, parts ordering, subrogation, payments, and much more. In the process,

we have built integrations and facilitated partnerships that enable information sharing across our vast network of customer companies. Our solutions are well-suited for the next wave of complexity, and we believe these trends will continue to accelerate adoption of CCC's platform and applications.

In addition, insurers face increasing complexity and cost pressure in managing bodily injury-related claims, impacting Auto Casualty, Workers' Compensation, and Disability lines of business most heavily. These claims are inherently more complex, longer in duration, and more sensitive to social, medical, and legal trends, often requiring coordination among insurers, medical providers, employers, attorneys, and regulatory bodies. Rising medical costs, increased utilization of diagnostic and treatment services, evolving standards of care, prolonged disability durations, and heightened litigation activity have contributed to higher claim severity and longer settlement timelines. As claim durations extend and costs rise, insurers face greater exposure to claims leakage, fraud, and reserve uncertainty, further underscoring the importance of digitized workflows, data-driven decision support, and coordinated collaboration across the broader insurance economy to manage these claims effectively. We believe our investments in bodily injury claims technology, including EvolutionIQ and CCC Casualty solutions, will help the industry manage these dynamics.

Our Approach

Serving as the platform for the insurance economy is a significant challenge that CCC is uniquely positioned to address. We believe our proprietary data and network assets, combined with our track record of innovation on our cloud platform, differentiates us from other potential platform companies. Our approach is to continue to innovate and expand our solutions to create value for the insurance economy.

CCC's foundation for innovation is built upon decades of data and extensive network assets. We have deep proprietary data assets and more than $2 trillion of historical data, enabling us to provide insights, analytics, and AI-driven workflows. Our leading network was built company-by-company, and spans the insurance economy, giving us the ability to deploy cross-market solutions and create seamless customer experiences. We believe our data and network assets are highly differentiated and very difficult to replicate.

Our innovative cloud-based applications provide the insurance economy with the capabilities required to manage their businesses, optimize decision making, and digitize intricate workflows. We have a proven Research & Development (R&D) engine with a strong track record of software innovation and deployment on our cloud platform. CCC's innovations are helping to deliver intelligent claims experiences to the insurance economy.

We believe our ability to rapidly innovate and deploy new software solutions and AI via our cloud technology platform, along with our depth of data and leading network, sets us apart from the competition. The key benefits we deliver for our customers include:

- *Multi-tenant public cloud platform enabling flexibility and innovation*: CCC's platform operates in a secure multi-tenant public cloud environment, with over 888,000 registered users and 5.7 billion database transactions processed per day. Our platform enables us to innovate in response to new market trends and customer needs and rapidly deploy new solutions to our more than 35,000 customers. We continuously enhance existing solutions and bring new solutions to market, deploying more than 1,700 software releases in 2025.

- *Deep domain expertise*: With decades of experience serving the insurance economy, we have developed a deep understanding of the industries and ecosystem we serve. Our domain expertise enables us to offer tailored solutions to help our customers achieve their business objectives. We understand the importance of the role we play as the independent party facilitating interactions across various ecosystem participants, and as a result, we have developed deep and trusting relationships with our customers. We are well positioned to enable cross-market programs and partnerships and have a decades-long history playing this role. Our business is led by a deep and experienced management team with a customer-centric mindset.

- *Long-term customer relationships*: Over several decades we have developed strong relationships with leading insurers, collision repair groups, and automotive manufacturers, among others. We are a trusted partner to our clients, which allows us to collaborate and adapt our business based on customer feedback and changing expectations to stay ahead of our competition.

- *Network access*: CCC's cloud platform is used by more than 35,000 companies, including insurers, repairers, automotive manufacturers, parts suppliers, and others. Integrating to CCC's platform unlocks real-time cloud connections across our ecosystem, enabling customers to deploy AI and digitize workflows that are otherwise cumbersome and costly. Our network processes more than 600 million interface transactions each year where information is passed from one network participant to another; for example, from an insurer to a repair facility.

- **Proven R&D engine**: We invest heavily in R&D efforts and are committed to delivering market-leading technology for the insurance economy. In recent years, our innovation efforts have focused on Cloud and AI technology, and we have released several new solutions incorporating AI to deliver intelligent customer experiences and enable automation. We deploy real-world AI solutions at enterprise scale. Our AI solutions combine our data assets with proprietary frameworks to improve user experiences and workflows, resulting in reduced processing costs and leakage for our customer base. Today, CCC has developed more than 400 AI models, some of which are in use across more than 125 insurers, and more than 15,000 repair facilities.

- **Proprietary data assets**: CCC's platform has processed more than $2 trillion of historical data, enabling us to deliver unique analytics and insights for our customers leveraging our deep proprietary data assets. Our platform allows customers to make optimal decisions by deploying AI and incorporating event-specific factors, local geographic factors, and historical data. Database solutions and corresponding rules engines can be configured and adjusted in real-time based on business needs and market trends.

- **Enterprise scale and suppo**rt: We process more than $200 billion of transactions annually for our more than 35,000 customers, delivering mission-critical SaaS solutions that our customers can count on. Since January 2021, CCC's systems have achieved 99.9% uptime on average, giving our customers the confidence to depend on CCC's performance. We have dedicated implementation and training teams, and have proven success in implementing solutions for leading insurance carriers and thousands of small businesses.

Our Growth Strategy

We intend to extend our position as the leading provider of SaaS and AI solutions for the insurance economy. The key components of our strategy are:

- **Growing our customer base**: Our customers span the insurance economy, and we believe we have significant opportunity to continue to grow our customer base by targeting key new accounts and expanding our sales and marketing capabilities. We believe there is ample opportunity to add new customers within the U.S., where our business is most established.

- **Deepening relationships with existing customers**: We seek to grow our revenue base with existing customers primarily by selling additional software subscriptions. We regularly launch new solutions and have a proven track record of cross-selling software across our customer segments, as well as up-selling customers based on package and feature upgrades. We intend to build upon strong customer relationships and access to key customer decision makers to increase software adoption and usage.

- **Expanding the breadth of our solutions**: Our long-term focus is to digitize all insurance economy workflows, targeting processing costs and leakage. In 2025, our R&D spend was 22% of revenue; however, including the impact of capitalized time related to internal use software, our total spend was 27% of revenue on R&D with a primary focus on technology leadership and continuous innovation. In 2025, we launched offerings that expanded the breadth of our solutions including Medhub for insurers, Pay Workflow for automotive collision repairers, OEM Link Network for automotive manufacturers, and EvolutionIQ's suite of solutions for Disability and Workers' Compensation insurers.

- **Broadening our network ecosystem**: We have a large network of companies on our platform that are dependent on the insurance economy and derive value from connecting to others across the ecosystem through CCC. The breadth and depth of our platform creates network effects that accelerate the demand for our software solutions. We intend to extend our network of companies, including customers and ecosystem partners, to enhance our value proposition and create new market growth opportunities.

- **Growing our geographic footprint**: We believe there is significant opportunity outside of the U.S by expanding our solutions in other markets across the world, which we expect to pursue over time.

- ***Pursuing acquisitions***: We have acquired and integrated numerous businesses throughout CCC's history. In 2022, we acquired Safekeep and integrated their digital subrogation capabilities into CCC's suite of insurance solutions. In January 2025, we completed the acquisition of EvolutionIQ, the leading AI guidance platform for disability and injury claims management, with claims solutions spanning disability and workers' compensation lines of business. We intend to continue to pursue targeted acquisition opportunities to accelerate our business strategy and growth through solution, market, or geographic expansion.

Our Solutions

We provide an integrated suite of software applications built on our cloud platform to serve the insurance economy, including insurance, repair, and other end-markets. Our SaaS solutions are sold individually or in packages, depending on the specific solution and end-market.



Auto Physical Damage
Repair Facilities
Casualty
Disability
Work Comp
OEMs
Suppliers
Dealers
Insurance
Automotive
SaaS solutions that digitize workflows to drive optimal decisions and customer outcomes
Complete operating system and network to attract, deliver, and manage quality repairs
AI-enabled
Event-driven architecture
CCC IX Cloud
Enabling Intelligent Experiences
Data | AI | Ecosystem
100% SaaS
35K+ companies
Others (ISVs | Service Providers | Broader Ecosystem)

CCC Insurance Solutions

CCC's solutions help insurers digitize processes, from customer intake to claim resolution, while building intelligent experiences for their customers. Many of our solutions leverage the power of the CCC network by facilitating ecosystem interactions required to complete insurer processes. All of our insurance solutions are cloud-based SaaS solutions that power critical carrier workflows. Our insurance solutions represent approximately 49% of our 2025 total revenues, with 94% of that representing software revenue and 6% representing other revenue. Our key insurance solutions include:

- *CCC Workflow*: Our suite of workflow tools support end-to-end digital P&C insurance workflows, from customer intake to claim resolution. Our solutions enable mobile experiences, modern communications, configurable workflows, and network integrations, all while empowering insurers to seamlessly customize and configure solutions to meet unique business needs. Our solutions support critical claims processes, including claims documentation, photo capture, repair scheduling, and two-way text communications. Our workflow solutions leverage sophisticated rules engines and AI to automate and customize routing, review, and approval processes. For example, CCC Intelligent Reinspection expands the capabilities of workflow review processes by leveraging AI to identify priority claims for repair estimate reinspection, and providing reason codes based on insurer rules. Our network management capability powers insurance DRPs, enabling insurers to seamlessly connect and collaborate with repair facilities and other companies to provide accurate and timely information about a claim flow from the right party at the right time.

- *CCC Estimating*: Our insurance automotive repair estimating solution is built on CCC's proprietary estimating database that has been cultivated for decades to deliver best-in-class repair estimating data and decision making. CCC estimating innovations have enabled virtual inspections using consumer photos, integrated to CCC's portal. Estimates are further automated by AI that combines machine learning and estimating logic to predict repair requirements, suggest estimate lines, and generate fast baseline estimates. Our CCC Intelligent Estimating solution takes estimate automation to the next level by combining AI, digital workflows, data, and partner connections to automatically initiate and populate detailed estimates within seconds. The outcome is actionable estimates with line-level detail, including parts, labor operations and hours, and taxes. Our estimating solutions accelerate auto physical damage estimation to reduce costs and cycle time for our customers.

- *CCC Total Loss*: Total loss solutions enable our insurance customers to identify, value, and resolve total loss automotive claims digitally. We deliver valuations representing a vehicle's fair market value based on CCC's market-driven valuation methodology and provide insurers with information to make total loss determinations. Our Fee Calculator solution enables insurance companies to identify and include certain title, registration, and license plate fees, based on information provided by the insurer.

- *CCC Subrogation*: In subrogation, insurance companies work with one another to resolve claims settlements when a first-party carrier seeks compensation from a third-party carrier whose insured is partially or wholly at fault for a claim paid out to the first-party claimant. CCC's outbound subrogation solutions automate subrogation opportunity identification for carriers by applying AI and Natural Language Processing ("NLP") to claims data. Our outbound solutions digitize subrogation workflows including the creation and distribution of demand packages with third-party carriers that include supporting evidence for subrogation claims. CCC Inbound Subrogation applies AI and NLP, along with historical CCC estimate data, to incoming subrogation demands. Our inbound solution enables insurance carriers to rapidly ingest, respond, and settle demands with other carriers. CCC's subrogation solutions can apply to multiple lines of insurance, including automotive, property, and workers' compensation.

- *CCC Automotive Claim Handling*: Claim handling is typically performed by claims adjusters who work closely with insured parties who are experiencing a claim to ensure a timely and accurate claim resolution. CCC First Look can be used by automotive claims adjusters to capture claim information digitally by ingesting photos from various sources, including consumers and salvage providers. AI is applied to validate photos and inform routing and workflow decisions, including determining total loss and casualty potential. Photos and other relevant information can also be shared with partner repair facilities to further expedite claims processing and repair activities.

- *CCC Casualty*: Personal injuries resulting from automotive accidents lead to casualty claims, which require insurers to process medical bills and demand packages for first and third-party claims, respectively. Our casualty solutions expedite casualty claims by applying intelligent rules based on insurer-specific parameters to process casualty claims data quickly, including by segmenting payment-ready bills from those that the insurer wants to review. CCC Negotiation Solutions allows carriers to seamlessly refer medical bills through integrated, third-party supported, negotiation services. Negotiation referral results are returned to CCC's platform where carriers can apply adjustments and finalize casualty claim evaluations. Our tools and services modernize a manual, paper-burdened system with a comprehensive, configurable experience to help insurers make timely, consistent payments across bill types, and provide analytics dashboards to visualize trends and industry benchmarks.

- *Bodily Injury Claims Synthesis:* Our bodily injury claims synthesis solution, Medhub, was built to empower adjusters with a real-time understanding of the medical facts that they feel are likely to influence the outcome of the claim. Rather than manually reviewing thousands of pages of structured and unstructured data, adjusters are now equipped with AI-powered insights, timelines, and key medical trends and treatment patterns that go beyond medical summarization. The Medhub solution is available for Disability, Workers' Compensation, and Auto Casualty lines of business, and is engineered to support the specific nuances of these claims workflows.

- *Disability Claims Guidance*: CCC's acquisition of EvolutionIQ in January of 2025 adds claims guidance solutions for Disability insurance lines. These claims guidance solutions use AI to help claims examiners identify the best next action on every claim at the right time. The technology works by updating all claims data, structured and unstructured, and alerting examiners when a particular case needs attention. The results can include a more efficient allocation of claims resources, an improved claimant experience, faster claim resolutions, and higher Return-To-Work ("RTW") rates. The claims guidance solutions span the entire disability claims lifecycle from short-term disability through long-term mature claims.

- *Workers' Compensation Claims Guidance*: EvolutionIQ's claims guidance solutions are also available for Workers' Compensation insurance lines. Similar to disability claims guidance, these solutions leverage all structured and unstructured data on a claim to guide the adjuster to the best next action that will impact the outcome of the claim. This includes helping adjusters leverage medical case management at the right time, alerting managers when a case needs their review, and empowering adjusters to address RTW barriers proactively.

CCC Repair Solutions

CCC's solutions help automotive collision repairers achieve better repair facility performance, from lead generation through repair completion and payment. Our platform improves every stage and level of the collision repair cycle, combining key business operations into one solution to drive more business, improve repair quality, simplify operations, and exceed consumer expectations for our collision facility customers. Collision repairers use our platform to connect with the industry's leading network of partners and suppliers across the insurance and repair ecosystem. Our repair solutions represented approximately 43% of our 2025 total revenues, with nearly 100% of that representing software revenue. Our key repair solutions include:

- *CCC Estimating*: Our collision repair estimating solution is built on CCC's proprietary database that enables repair estimate creation while connecting repairers to real-time parts pricing and availability, Original Equipment Manufacturer ("OEM") repair procedures, and insurer guidelines. Repairers can capture photos and repair information at the vehicle with CCC Estimating's mobile application and collaborate on repair estimates digitally with insurance partners. Users have access to our network of insurers and their corresponding requirements, which can accelerate estimate reviews and supplement resolution. Our CCC Build Sheets solution provides collision repairers with detailed vehicle specifications based on the Vehicle Identification Number ("VIN"), helping them write more complete estimates the first time and better understand the parts needed for the repair. Our Mobile Jumpstart enhancement incorporates AI into the repair estimating application to provide repairers with a jump start on estimating by applying machine learning to prepopulate estimates with parts and labor operations based on photos of vehicle damage and individual repair facility configurations. Our estimating solutions help reduce errors and improve cycle time for collision repairers and their partners.

- *CCC Network Management*: We provide software solutions that power collaboration between repairers and insurers. Our technology facilitates the majority of the automotive insurance DRP in the U.S. Participating repairers benefit from our connected technology platform that allows them to receive repair assignments and collaborate with partner insurers throughout the repair process, delivering on program metrics that drive their business. We also provide tools that allow repair Multi Store Operators ("MSOs") to manage performance, metrics, and compliance across their repair facility network.

- *CCC Repair Workflow*: Repair workflow is the industry's leading repair management tool that enhances productivity and simplifies operations for thousands of repair facilities. Repairers can schedule and track vehicle repair status, capture diagnostics data, assign tasks, and manage productivity across their operation. Configurable dashboards provide visibility into performance. Repairers can also streamline repair management leveraging CCC's real-time parts ordering platform, selecting parts from multiple vendors through a single shopping cart and invoice. CCC repair workflow solutions also integrate customer interactions. CCC Amplify helps collision repairers build and launch customized websites through the CCC ONE platform, with integrated shop information, to support online presence and lead generation efforts. CCC Engage helps collision repairers attract qualified leads and simplify the estimate process by initiating appointment and estimate creation online. CCC Engage integrates into participating insurer workflows for direct appointment scheduling through insurer channels. CCC repair workflow solutions also enable integrated customer-to-shop payments, automatically storing payment records and simplifying reconciliation.

- *CCC Repair Quality*: We provide advanced solutions to help repairers deliver quality repairs. Our repair procedures provide technicians with data-driven insights to assist them in conducting thorough, consistent repairs, reducing the need for multiple subscriptions and enabling access to current OEM guidelines and processes. Our checklist solutions enable documentation of standard operating procedures and tracking of performance which allows repair facility managers to identify areas for improvement. CCC Diagnostics is a two-part solution that connects repairers to a network of industry leading diagnostic service providers, and enables repairers to properly document and bill diagnostic operations based on repairer-defined rules. The combined solution simplifies service initiation, documentation, and reporting with integrated functionality that creates transparency for insurers to validate completed service events.

- *CCC Business-Office Solutions*: CCC repair solutions are expanding to support more of repair facilities' back- and business-office functions, to assist repair facility managers in running their business. For example, CCC Pay Workflow is designed to streamline payroll management for collision repair shops. Pay Workflow integrates pay tracking and allows technicians to view their upcoming paysheet in real time, flag discrepancies, and request adjustments digitally, all within the CCC ONE Mobile app. Managers can review, approve, and track requests through a centralized dashboard, creating consistency, clarity, and transparency across the pay reconciliation process.

CCC Ecosystem and Other Solutions

CCC offers enterprise solutions that support multiple customer segments, along with specific solutions tailored to other segments of the insurance ecosystem, including parts suppliers, automotive manufacturers, and diagnostics service providers. These solutions extend the CCC network and create value for companies connecting to our platform to improve business outcomes. Other ecosystem solutions represent approximately 7% of our 2025 total revenue, with 89% of that representing software revenue and 11% representing other revenue. Some of CCC's other ecosystem solutions include:

- *CCC Parts Solutions*: Our parts platform allows automotive parts wholesale dealers, aftermarket parts suppliers, and parts recyclers to make their inventory available to our collision repair and insurance networks in real-time. Using this platform, participating customers are able to give their parts maximum visibility at the moment when repairers are using CCC software to write their repair estimates. This enables parts providers to display their parts inventory and promotional pricing, while automating order processing, invoicing, and settlement.

- *CCC Automotive Manufacturer Solutions*: We offer a range of automotive manufacturer solutions that give access to our network, enable repair quality, and leverage telematics vehicle data to create valuable efficiencies across insurance and repair workflows. CCC OEM Net provides a network management platform to automotive manufacturers including collaboration tools, repair certification capabilities, and reporting dashboards that empower data-driven management of OEM-certified repair shop networks. We enable the integration of up-to-date OEM repair methods and diagnostics trouble codes into our platform to give our network of repair facilities and technicians the tools to execute a proper repair. CCC OEM Link is a newly launched offering designed to support OEM collision certification programs. Participating OEMs will leverage CCC technology and services to support their certified collision repair network, with CCC administering shop audits, billing processes, and communications between the OEMs and certified repairers.

- *CCC Diagnostics Service Provider Solutions*: Our repair diagnostics platform allows companies that provide diagnostics, calibration, and programming service solutions to connect to the CCC Diagnostics repair network. Service provider integrations allow repair facilities to capture and document scan information in CCC workfiles, streamlining diagnostics processes. Repairers using the solution can share results of a vehicle scans and calibrations with consumers and participating insurers within CCC Repair Workflow.

- *CCC Payments*: Our enterprise payments platform enables electronic payment flows via third-party payment processing partners for companies across the insurance economy. CCC payments functionality is designed to integrate into existing CCC applications, presenting payment information within existing workflows. The solution is initially focused on insurer outbound payments, where it enables payments across lines of business. Recipients of payments only need to enter their payment information once to have it seamlessly deployed across the CCC network, making it easy to activate electronic payments at scale. Our payments platform reduces administrative costs and cycle time while improving customer satisfaction.

CCC International Solutions

CCC provides insurance claims software to some of the largest automotive insurers in China. Our software solutions are tailored for the Chinese market, and include workflow, estimating, audit and analytics solutions. We are assessing other international market expansion opportunities by evaluating partnerships and acquisitions of strategic assets. Our international solutions represent approximately 1% of our 2025 total revenue, with 100% of that representing software revenue.

Our Technology

CCC has been a technology leader in the P&C insurance economy for several decades and has a strong track record of innovation. We were one of the leaders in the transition to cloud services, launching our initial CCC cloud capabilities beginning in 2003. Today, our solutions are powered by our secure multi-tenant public cloud. Our cloud architecture creates several benefits for our customers and partners across the insurance economy, including:

- *Ease of implementation*: We are able to implement the majority of our solutions rapidly and cost-effectively, with average customer implementations taking less than three months. Implementations are performed by CCC's service operations and training teams, and rarely require the support of external consultants. We utilize an Application Programming Interface ("API") framework to integrate to our customers' existing systems, enabling CCC's solutions to perform high-value workflows without disrupting existing business processes.

- *Flexibility*: Our solutions are highly flexible, enabling customers to deploy our software in various ways to meet their needs. For example, our insurer mobile services can be integrated into customer applications via Software Development Kits ("SDK"), deployed via HTML5, or enabled by API calls. In addition, customers can configure and adjust rules based on business outcomes, which can be deployed in real-time via the CCC cloud. For example, our configurable carrier workflow allows insurers to design custom workflows that create differentiated experiences and adjust parameters to deliver targeted results.

- *Innovation*: We invest heavily in R&D and continuously bring new innovative solutions to market. For existing customers with integrations to CCC's platform, new solutions can be deployed into production environments as soon as configuration and training is complete, enabling our customers to keep up with rapidly changing industry trends and consumer expectations. We continuously update and enhance our software, deploying more than one thousand releases in 2025.

- *Security and Quality*: CCC's software suite is provided as SaaS hosted in multiple geographically diverse hosting locations with data replication between primary hosting locations and secondary locations in near real-time. CCC protects its services through a series of layered security controls and services, including but not limited to strong authentication, privileged access controls, malware detection and prevention controls, enhanced threat detection and response, secure application development controls, controls for data at rest, and in transmission, threat and prevention testing, software vulnerability disclosure program, benchmarking and 24x7 Security Operations Center monitoring.

- *Availability and Uptime*: CCC's application environment is designed for high availability utilizing redundant databases, servers, network components, and storage, which maximizes availability through a network architecture designed to compartmentalize web, application, and database layers. Since January 2021, CCC system availability has been 99.9%.

Our technology infrastructure offers proven performance at enterprise scale and is designed to support the future needs of our industry as data continues to proliferate. As of year-end 2025, we processed hundreds of terabytes of network traffic and execute billions of database transactions each day. We have invested in hyperscale infrastructure, enabling us to effectively process and store extremely large amounts of information, photos, videos, and driving data. For example, we receive, process, and store nearly 800 million photos each year.

Our application layer delivers solutions to nearly a million registered users. CCC applications power end-to-end customer experiences, digital workflows, AI, and network management capabilities across the markets we serve. Our AI approach is based on automated deep learning and parallel processing of mathematical models. This comprehensive approach to data science allows us to continuously improve the accuracy of existing models and release new models that automate time consuming workloads.

Network integrations across more than 300 insurers, approximately 30,500 repair facilities, the majority of OEMs and thousands of other ecosystem participants unlock the power of the CCC platform. Our network creates tremendous value for our customers, is not easily replicated, and sets us apart from other vertical software companies. We believe that integrating to the insurance economy is the only way to deliver full end-to-end digital workflows across insurance processes. Today we enable hundreds of millions of interface transactions each year.

Research and Development

Our market leading research and development efforts focus on enhancing our solutions to meet the complex requirements of our customers with a focus on capabilities, operational efficiency, security, and privacy in the cloud. In addition, we invest in new solutions that expand the breadth of our software offerings and create new capabilities for our customers, leveraging current technologies. Our research and development efforts are intended to help our customers improve their operations; drive improved digital experience with their customers and business partners; and gather, store, and analyze data to improve business decisions. We also invest significantly in developing our solutions, services and necessary integrations to meet market requirements, including regulations, language, currency, and local terminology. This market-specific functionality must be updated regularly to stay current with regulatory changes in each market. We rely on a geographically dispersed engineering team, which has grown organically and through acquisitions.

Sales and Marketing

CCC marketing and sales organizations directly engage with decision-makers and industry leaders across the insurance economy to drive software adoption. Our sales teams are structured to address the different needs of our markets. For our small and midsize business sales efforts, CCC employs a geographically dispersed account team structure to facilitate in-person demos and direct sales, along with an inside sales team. For larger insurance and automotive clients, CCC employs both enterprise and regional account team models to lead marketing and sales efforts. Growth product teams provide specialized solution selling in support of our enterprise insurance sales teams, with an emphasis on emerging solutions. Custom analysis, pilot programs, and highly consultative approaches drive customer software expansion and adoption. Our digital marketing provides CCC with a platform to execute highly targeted outreach to tens of thousands of active and prospective clients by customizing communications based on specific client needs or marketplace trends.

As a thought leader across the insurance economy, CCC delivers valued data and perspectives to these industries. As the publisher of Crash Course, a robust industry dataset on Auto Physical Damage and Casualty claims and repair trends, CCC engages clients and prospects with custom content, industry analysis, and unique insights. Quarterly reports and trends data underpin our marketing outreach generating awareness in trade journals, industry presentations, and online publications. CCC collaborates with partners, clients, and thought leaders to market our solutions and expand our network. Clients participate with us in industry roundtables, including CCC-hosted advisory councils across each of the industries we serve. Additionally, CCC hosts an invitation-only Industry Conference annually.

We leverage our strategic partnerships and networks to drive sales and market software functionality. Suppliers and clients on the CCC network, including major parts suppliers, diagnostics service providers, insurers, repair facilities and OEMs, help to market CCC software. These co-marketing efforts expand our network and reinforce client value.

Our Customers

We believe we have strong customer relationships across the more than 35,000 total customers in the end markets we serve, and these relationships are a key component of our success given the long-term nature of our contracts and interconnectedness of our network.

We have more than 300 total insurance customers (including carriers, self-insurers and other entities processing insurance claims) in the U.S., including national and regional carriers. In 2025, our national carrier customers included 27 of the top 30 automotive insurers based on DWP, with average customer relationships spanning more than 10 years. Our national carrier customers also represent 24 of the top 30 overall P&C insurers in the U.S based on DWP. Further, EvolutionIQ has 9 of the top 15 disability insurers as customers, adding to our network. We work with hundreds of regional carriers, and across all our insurance customers our average contract is approximately three to five years in duration.

We have approximately 30,500 automotive collision repair customers, including national and regional MSOs, independent repair facilities, and automotive dealers that perform collision repair. We partner with all of the national MSOs across the U.S. Our average repair facility contract is approximately three years in duration, though MSO customers can have longer contract terms.

In addition to insurance and repair, our customers include approximately 6,000 parts and diagnostics suppliers, 14 of the top 15 automotive manufacturers as of 2025, and other companies that participate in the insurance economy. Our software solutions and platform are designed to create value for our customers by boosting efficiency, improving cycle time, increasing innovation potential, and enhancing end-customer experiences.

Competition

The insurance economy software market is highly competitive and fragmented. This market is subject to changing technology, shifting customer needs, and introductions of new and innovative software solutions. Our competitors vary in size, breadth, and scope of their solutions. Our current principal competitors include the following:

- *Internally developed software*: Our large customers have sufficient IT resources to maintain and update their own proprietary internal systems and to invest in new technology capabilities. Often these in-house technology programs will be supported by large-scale consulting firms.

- *Insurance software vendors*: A number of vendors provide software solutions that are specifically designed to meet the needs of the insurance industry, including core systems providers, underwriting data and software providers, and claims software providers. Some of these vendors have supporting ecosystems that enable integration to third parties to facilitate interaction with the supporting insurance economy.

- *Horizontal technology providers:* Large horizontal technology providers with broad enterprise platforms and advanced data and AI capabilities may also represent potential competitive threats. These providers maintain deep relationships with many large insurers and may leverage their scale, data, and technology to develop or enable claims-related solutions, either directly or through partners.

- *Other ecosystem software vendors:* Other established vendors and startups offer software targeting specific needs for certain segments of the insurance economy, such as collision repair facility software solutions and parts e-commerce platforms.

Competitive factors in our industry will vary across solution and ecosystem segments. The principal competitive factors include software and AI functionality, performance and value delivery, innovation potential, network breadth, implementation and support, and customer preferences. We believe that we compete favorably on the basis of each of these factors.

Intellectual Property

We own or have pending patents and patent applications, which generally apply to our software. As of December 31, 2025, we owned 33 issued U.S. patents, which are scheduled to expire between April 2026 and September 2042, and 13 patent applications pending for examination in the U.S. We do not believe that the expiration of any soon-to-expire patents will have a material impact on our business.

In addition, we enter into confidentiality and proprietary rights agreements with employees, consultants, contractors and business partners, and employees and contractors are also subject to invention assignment provisions. As part of our contracting process with third parties, we use contract terms such as limited licenses, restrictions on use, and confidentiality, as additional measures to protect our intellectual property.

Environmental, Social and Governance ("ESG")

At CCC, we are committed to conducting our business in a responsible and sustainable manner, in accordance with law. Our ESG approach is designed to align with our corporate strategy and our mission to keep people's lives moving forward when it matters most. Our Board of Directors (the "Board") has delegated responsibility for developing and implementing goals regarding ESG and sustainability matters to the Nominating and Corporate Governance Committee and has also directed that the Human Capital and Compensation Committee participate and provide oversight and guidance on social and culture areas affecting ESG-related matters. The Board and the Audit Committee oversee our governance and risk management activities. We have a cross-functional ESG working group responsible for integrating sustainability, responsible practices, and stakeholder engagement into our operations.

Human Capital Management

As of December 31, 2025, we had approximately 2,185 employees and 568 contingent employees. As of December 31, 2025, we had approximately 2,105 employees in the U.S. and 80 employees internationally. None of our employees are represented by a labor union and we have not had any work stoppages.

We offer a flexible work model that balances business requirements and employee preferences. We believe this approach helped us continue to retain our current employees and allows us to remain competitive when hiring future talent. Our highly engaged workforce is a result of employees' collective demonstration of our values—integrity, customer-focus, innovation, tenacity, and connection—as well as our collaborative and results-oriented culture. Our annual performance management process embeds leadership competencies for all levels. Specifically for our leaders, these competencies are focused on maintaining highly engaged teams and supporting the development of others. Every employee is encouraged to strive for high performance and continuously learn and grow their skills by working with their manager to create an individual development plan and documented objectives. CCC also offers development offerings such as self-directed e-learning, soft-skill and technical/product training, professional certifications, stretch assignments, and our formal mentorship program. We also offer tuition reimbursement for employees who wish to continue their formal education.

Our goal is to hire individuals who share our passion for and commitment to the work we do. We offer a comprehensive compensation and benefits program that includes competitive wages, a 401(k) with match, an Employee Stock Purchase Program, and a holistic wellness program. Recognizing the importance of work/life balance to mental and physical health, we offer an Employee Assistance Program and paid time off ("PTO") plan that we encourage employees to use. Ongoing market evaluations help us to identify areas where additional investment may be needed to maintain competitiveness and a compelling employee value proposition.

We have partnered with several job boards and event-based recruiting companies who help expand our reach to a broad set of qualified candidates. We have a formal internship program, partnering with universities throughout the country and expanding our partnerships with a wide range of universities.

We are committed to building inclusive teams and fostering an environment where unique perspectives are celebrated, in accordance with law. We believe a diverse workforce representing a wide range of backgrounds and perspectives at all levels and an inclusive culture are foundational to our success and will enable us to better serve our customers. We organized several unique cultural/heritage events in 2025 to celebrate with of our team members and support our employee-driven employee resource groups which are open to all employees.

Available Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The Company's website is https://www.cccis.com/. The Company's reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto, are available, free of charge, through the Company's website as soon as reasonably practicable after the material is electronically filed with or furnished to the SEC.

Any references to the Company's website contained herein do not constitute incorporation by reference of information contained on such website and such information should not be considered part of this Annual Report.

Item 1A.   Risk Factors.

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. We may face additional risks and uncertainties that are not presently known to us or that we currently deem immaterial, which may also impair our business or financial condition. In such event, the market price of our securities could decline, and you could lose all or part of your investment.

<u>Risks Relating to Business and Industry</u>

A substantial portion of our revenue is derived from a relatively small number of customers in the insurance and automotive collision industries, and the loss of any of these customers, or a significant revenue reduction from any of these customers, could materially impact our business, results of operations and financial condition.

Our revenue is primarily dependent on customers in the insurance and automotive collision industries, and historically a relatively small number of customers have accounted for a significant portion of our revenue. There were no customers which individually accounted for more than 10% of our total revenue during the year ended December 31, 2025. We expect that we will continue to depend upon a relatively small number of customers for a significant portion of our revenue for the foreseeable future. As a result, if we fail to successfully renew our contracts with one or more of these customers, or if any of these customers reduce or cancel services or defer purchases, or otherwise terminate their relationship with us, our business, results of operations and financial condition would be adversely impacted. Some of our arrangements with our customers can be canceled or not renewed by the customer after the expiration of the term, as applicable, on relatively short notice. Additionally, we may be involved in disputes with our customers in the future and such disputes may impact our relationship with these customers. The loss of business from any of our significant customers, including from cancellations or due to disputes, could materially impact our business, results of operations and financial condition.

Our large customers have negotiating leverage, which may require us to agree to terms and conditions that result in increased cost of sales, decreased revenue, lower average selling prices and gross margins, and increased contractual liability risks, all of which could harm our results of operations.

Some of our customers include the largest insurers and auto collision repair organizations in the U.S. These customers have significant bargaining power when negotiating new licenses or subscriptions or renewals of existing agreements and have the ability to buy similar solutions from other vendors or develop such systems internally. These customers have and may continue to seek advantageous pricing and other commercial and performance terms that may require us to develop additional features in the solutions we sell to them or add complexity to our customer agreements. In the past, we have been required to, and may in the future be required to, reduce the average selling price of our solutions or otherwise agree to materially less favorable terms in response to these pressures. If we are unable to avoid reducing our average selling prices or renegotiate our contracts on commercially reasonable terms, our results of operations could be adversely impacted.

Our business depends on our brand, and if we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely affected.

We believe that the brand identity we have developed and acquired has significantly contributed to the success of our business. We also believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation are critical to achieving widespread acceptance of our solutions and expanding adoption of our solutions to new customers in both existing and new markets. Maintaining and enhancing our brand requires us to make substantial investments and these investments may not be successful or cost-efficient. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand depends on the effectiveness of our marketing efforts and our ability to provide a reliable, useful and valuable collection of solutions at competitive prices. These factors are essential to our ability to differentiate our offerings from competing solutions. In addition, our brand and reputation could be impacted if our end users or insured parties have negative experiences in the claims or repair processes, which ultimately largely depends on the quality of service from our customers, but also may depend on the insured's perceptions and expectations including regarding the value of their vehicle. See "—Litigation Risk Factors—We are currently, and have been in the past, a party to litigation, which could result in damage to our reputation and harm our future results of operations.'' For example, putative class action lawsuits have alleged that the use of the Company's total loss valuation solution has led to undervaluation of insureds' loss vehicles.

Maintaining and enhancing our brand will depend largely on our ability to be a technology innovator, to continue to provide high quality solutions and to protect and defend our brand names and trademarks, which we may not do successfully. We have not engaged in extensive direct brand promotion activities, and we may not successfully implement brand enhancement efforts in the future. Our solutions and services used by consumers are generally customer-branded and are likely associated with the overall experiences of a participant in the insurance economy, which is largely outside of our control. Any brand promotion activities we undertake may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, we may fail to attract new customers and partners or retain our existing customers and partners and our business and financial condition may be adversely affected. Any negative publicity relating to our customers, employees, partners, or others associated with these parties, may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our solutions and increased risk of losing market share to competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.

Our revenue growth rate depends on existing customers renewing and upgrading their subscriptions for our solutions. A decline in our customer renewals and expansions could adversely impact our future results of operations.

Our future success depends in part on our ability to sell additional SaaS and AI solutions to existing customers. If our efforts to sell our additional solutions to our customers are not successful, our revenue growth and our business, results of operations, and financial condition would be adversely impacted. Further, our customers have no obligation to renew their contracts for our solutions after the expiration of their contract periods and our customers may choose not to renew contracts for a similar mix of solutions. Our customers' renewal rates may fluctuate or decline as a result of a number of factors, including customer dissatisfaction, customers' spending levels, increased competition, changes in tax or data privacy laws or rules, prices of our services, the prices of services offered by our competitors, spending levels due to the macroeconomic environment or other factors, deteriorating general economic conditions, or legislative and regulatory changes. If our customers do not renew their contracts or reduce the solutions purchased under their contracts, our revenue could decline and our business may be adversely impacted.

Our growth strategy depends on continued investment in and delivery of innovative SaaS and AI solutions. If we are unsuccessful in delivering innovative SaaS and AI solutions, it could adversely impact our results of operations and financial condition.

To address demand trends across the insurance economy, we have focused on and plan to continue focusing on the growth and expansion of our SaaS and AI business. This growth strategy has required and will continue to require a considerable investment of technical, financial and sales resources. These investments may not result in an increase in revenue and we may not be able to scale such investments efficiently, or at all, to meet customer demand and expectations. Our focus on our SaaS and AI business may increase our costs in any given period and may be difficult to predict over time.

Our arrangements with customers also contain service level agreement clauses which may include penalties for matters such as failing to meet stipulated service levels. The consequences in such circumstances could include monetary credits for current or future service engagements, reduced fees for additional solution sales, cancellations of planned purchases, a customer's refusal to pay their contractually-obligated service fees, and our reputation being tarnished. Should these penalties be triggered, our results of operations may be adversely affected. Furthermore, any factor adversely affecting sales of our SaaS or AI solutions, including application release cycles, delays or failures in new functionality, market acceptance, product competition, performance and reliability, reputation, price competition and economic and market conditions, could have a material adverse effect on our business, financial condition and results of operations. Additionally, the entry into new markets or the introduction of new features, functionality or applications beyond our current markets and functionality, including new AI tools, may not be successful. If we invest in the development of new solutions, we may not recover the ''up-front'' costs of developing and marketing those solutions, or recover the opportunity cost of diverting management, technical and financial resources away from other efforts. If we are unable to successfully grow our SaaS and AI business and navigate our growth strategy in light of the foregoing uncertainties, our reputation could suffer and our results of operations may be impacted, which may cause our stock price to decline.

Factors outside of our control including but not limited to public health outbreaks, natural catastrophes, war, and terrorism, may adversely impact us, our customers, or the insurance economy.

Responses to public health outbreaks, including epidemics and pandemics, natural catastrophes, war or terrorism could result in local, national or global business disruptions that adversely affect workforces, organizations, economies, and financial markets globally, leading to an economic downturn, increased market volatility, or other adverse macroeconomic conditions, any of which could impact our results of operations or require us to modify our business processes in unforeseeable ways. Responses to such events may impact our sales and implementation cycles and could lead to delays between incurring operating expenses and the generation of corresponding revenue or in difficulty in accurately predicting our financial forecasts. Any economic downturn or rising unemployment rates have the potential to significantly reduce individual and business disposable income and depress consumer confidence, which could limit the ability or willingness of some consumers to obtain and pay for our customers' products in both the short- and medium-terms, which may negatively impact the ability of our customers to pay for our services or require such customers to request amended payment terms for their outstanding invoices.

Furthermore, our largest customers are carriers who have experienced, and will likely experience in the future, losses from catastrophes, natural disasters or terrorism that may adversely impact their businesses. Catastrophes can be caused by various events, including, without limitation, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornadoes, explosions, severe weather, epidemics, pandemics and fires, including as a result of an increase in erratic weather patterns globally which may intensify the impact of certain types of catastrophes. Moreover, acts of terrorism or war could cause disruptions to our business or our customers' businesses or the economy as a whole.

The risks associated with catastrophes, natural disasters, war and terrorism are inherently unpredictable, and it is difficult to forecast the timing of such events or estimate the amount of losses they will generate. In recent years, for example, parts of the U.S. suffered extensive damage due to multiple hurricanes, fires, floods and other extreme weather events. The combined effect of those losses on carriers was significant. Such losses and losses due to future events may adversely impact our current or potential customers, which may prevent us from maintaining or expanding our customer base and increasing our revenue as such events may cause customers to postpone purchases of new offerings or to discontinue existing projects. Any of these events could materially impact our business, results of operations and financial condition. To the extent a public health outbreak, epidemic or pandemic adversely affects our business and financial results, it may also have the effect of heightening other risks described in this "Risk Factors" section.

A downturn in the insurance or automotive collision industries, claim volumes, or supporting economies, which are outside of our control, could adversely impact our results of operations.

Revenue for some of our solutions is derived from claims volumes rather than from the subscription fees that represent the majority of our revenue. Claim volume-based solution revenue is driven by individual customer usage and can be impacted by market conditions within the insurance economy, including the relative market positions of our customers. As a result, our transactional revenue can be adversely affected by factors outside of our control, including but not limited to, industry trends, market events, and customer-specific usage changes. The transactional portion of the business also presents more challenges to accurately forecasting future revenues.

Changes in the insurance and automotive collision industries, including the adoption of new technologies, such as AI or autonomous vehicles, may significantly impact our results of operations.

Aspects of our business, and our customers' businesses, which our solutions and services support, can be impacted by events in the insurance and automotive collision industries which are beyond our control. Certain trends in the automotive industry, including adoption of AI solutions, the continued adoption of semi-autonomous or autonomous vehicles and the advent of improved automotive safety features, may potentially impact the future market for, and operations of, the insurance and automotive collision industries. While the impacts and timing of these changes are currently unknown, if this has an adverse impact on the insurance or the automotive collision industries, it could have an adverse impact on our future result of operations.

Macroeconomic factors impacting the principal industries we serve could adversely affect adoption, usage, or average selling prices of our solutions and our customers may defer or forego purchases of our solutions or services in the event of weakened global economic conditions, political transitions or industry consolidation.

We expect to continue to derive most of our revenue from the solutions and additional services we provide to the insurance industry, the automotive collision industry, and the insurance economy generally, including the automotive industry. Given the concentration of our business activities in these industries, we will be particularly exposed to certain economic downturns affecting them. U.S. and global market and economic conditions have been, and continue to be, disrupted and volatile. General business and economic conditions that could affect us and our customers include fluctuations in economic growth, inflation, debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, and the strength of the economies in which our customers operate. A poor economic environment could result in significant decreases in demand for our solutions, including the delay or cancellation of current or anticipated projects, or could present difficulties in collecting accounts receivables from our customers due to their deteriorating financial condition. Also, acquisitions of customers or potential customers can delay or cancel sales cycles or result in existing arrangements being cancelled or not being renewed, and because we cannot predict the timing or duration of such acquisitions, our results of operations could be materially impacted.

Global events such as the imposition of trade tariffs, public health outbreaks, supply chain disruption, inflationary pressures, labor shortages, global conflicts and political transitions in the U.S. and globally have created and may continue to create economic uncertainty in regions in which we have significant operations. These conditions may make it difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our solutions or services, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Moreover, during challenging economic times, our customers may be unable to timely access sufficient credit, which could impair their ability to make timely payments to us. If that were to occur, we may not receive amounts owed to us and may be required to write-off accounts receivable as uncollectible, which would adversely affect our financial results. A substantial downturn in the insurance industry may cause firms to react to worsening conditions by reducing their capital expenditures, reducing their spending on information technology ("IT"), delaying or canceling information technology projects, or seeking to lower their costs by renegotiating vendor contracts. Negative or worsening conditions in the general economy, both in the U.S. and abroad, including conditions resulting from financial and credit market fluctuations, could decrease corporate spending on enterprise software in general, and in the insurance industry specifically, and negatively affect the rate of growth of our business.

In addition, a significant portion of our operating costs are comprised of personnel-related expenses. We have experienced and may, in the future, experience increased labor costs as well as other costs necessary to conduct our business. To the extent we cannot pass along such increased costs to our customers, our results of operations and financial condition may be adversely affected. We have a substantial number of long-term customer contracts, which means we cannot modify the prices paid by the customers under such contracts to pass along such increased costs. Although many of our customer contracts include price increases over time, we cannot be sure that those increases will match increased costs in timing or amount.

We face competition in our market, which could negatively impact our business, results of operations, and financial condition and cause our market share to decline.

The market for our solutions is competitive. The competitors we face in any sale opportunity may change depending on, among other things, the line of business making the purchase, the solutions(s) being sold, the geography in which the customer is operating, and the size of the customer to which we are selling. Competitors may compete on the basis of price, the time and cost required for software implementation, custom development, or unique solution features or functions. Outside of the U.S., we are more likely to compete against vendors that may differentiate themselves based on local advantages in language, market knowledge, existing relationships with customers and content applicable to that jurisdiction.

As we expand our portfolio, we may begin to compete with software, technology and other providers that we have not competed against previously and where technology and applications may, in time, become more competitive with our offerings.

We expect the intensity of competition to remain high in the future, as the amount of capital invested in current and potential competitors, including insurance technology companies, has increased significantly in recent years. As a result, our competitors or potential competitors may develop improved product or sales capabilities, or even a technology breakthrough that disrupts our market. The emerging availability of "off-the-shelf" AI models and of agentic AI may increase the ability of existing and new competitors to develop technology and applications which may compete with our solutions or alter how our customers engage with our solutions in unexpected ways. Continuing intense competition could result in increased pricing pressure, increased sales and marketing expenses, and greater investments in research and development, each of which could negatively impact our profitability. Current and potential competitors may be able to devote greater resources to, or take greater risks in connection with, the development, promotion, and sale of their products than we can devote to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs, thus leading to their wider market acceptance. We may not be able to compete effectively and competitive pressures may prevent us from acquiring and maintaining the customer base necessary for us to increase our revenue and profitability.

In addition, the insurance economy is evolving rapidly, and we anticipate the market for cloud-based solutions will become increasingly competitive. If our current and potential customers move a greater proportion of their data and computational needs to the cloud, new competitors may emerge that offer services either comparable or better suited than ours to address the demand for such cloud-based solutions, which could reduce demand for our offerings. This could include new competitors, or new offerings from existing competitors, that utilize AI-based tools. To compete effectively we will likely be required to increase our investment in research and development, as well as the personnel and third-party services required to improve reliability and lower the cost of delivery of our cloud-based solutions. This may increase our costs more than we anticipate and may adversely impact our results of operations.

Our current and potential competitors may also establish cooperative relationships among themselves, with our customers, or with third parties to further enhance their resources and offerings. Current or potential competitors may be acquired by other vendors or third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, to devote greater resources to the promotion or sale of their products and services, to initiate or withstand substantial price competition, or to take advantage of emerging opportunities by developing and expanding their product and service offerings more quickly than we can. Additionally, they may hold larger portfolios of patents and other intellectual property rights as a result of such relationships or acquisitions. If we are unable to compete effectively with these evolving competitors for market share, our business, results of operations, and financial condition could be materially and adversely affected.

If we are unable to develop, introduce and market new and enhanced versions of our solutions and services, we may be put at a competitive disadvantage and our operating results could be adversely affected.

As technology continues to develop at a rapid pace, both within the insurance economy and more broadly across the insurance ecosystem, the possibility of the development of technological advancements made by other firms will increase. If we are unable to internally develop or acquire suitable alternatives to such developments or otherwise deploy competitive offerings our business and growth opportunities may be challenged. Additionally, certain insurance ecosystem customers may seek to develop internal solutions which could potentially compete with related offerings from us in whole or part. Technologies such as enhanced modeling, AI, including the adoption of agentic AI, and machine learning technology may offer certain firms, including insurance carriers, the opportunity to make rapid advancements in the development of tools or processes which may impact the industry broadly.

New solutions utilize and will continue to be based on AI technologies in the future. As such, the market acceptance of AI-based solutions is critical to our continued success. In order for cloud-based AI solutions to be widely accepted, organizations must overcome any concerns with placing sensitive information on a cloud-based platform. Furthermore, our ability to effectively market and sell AI-based solutions to customers is partly dependent upon the pace at which enterprises undergo digital transformation as well as on our customers' (and their customers') acceptance of the use of AI. Customers' acceptance of the use of AI may be impacted by public perceptions of the use of AI generally, including concerns relating to its reliability, bias and other factors. If our customers do not accept the use of AI, or put significant limitations on how AI can be deployed in the solutions they purchase, it may have a material and adverse impact on our business, results of operations or financial condition. Additionally, as technologies continue to become more integrated with AI technologies, governments may implement data privacy and AI regulations with which we will need to comply, and which may result in the incurrence of additional costs and expenses.

We expect that the needs of our customers will continue to rapidly change and increase in complexity and we will need to improve the functionality and performance of our platform continually to meet these demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of enterprise AI solutions in general or our platform in particular, our business operations, financial results, and growth prospects will be materially and adversely affected.

Our sales and implementation cycles can be lengthy and variable, depend upon factors outside our control, and could cause us to expend significant time and resources prior to generating revenue.

Sales cycles for some of our solutions are complex and can be lengthy and unpredictable, requiring pre-purchase evaluation by a significant number of employees in our customers' organizations, and can involve a significant operational decision by our customers. Our sales efforts involve educating our customers about the use and benefits of our solutions, including in the technical capabilities and the potential cost savings achievable by organizations using our solutions. For larger business opportunities, such as converting a new insurance customer, customers undertake a rigorous pre-purchase decision-making and evaluation process which typically involves due diligence and reference checks. As our portfolio of solutions expands, sales efforts may need to be targeted to disparate groups within our customers' and potential customers' organizations, which will increase the time and investment necessary to compete a sale, and we may also need to invest in new ways of selling to or interacting with our customers, which may require changes to resources, approach, marketing or other business methods and which may not be immediately or ultimately successful or efficient. The foregoing changes may require us to incur up-front costs and expenses which may not be recouped if the changes are not ultimately successful. We invest a substantial amount of time and resources in our sales efforts without any assurance that our efforts will produce sales. Even if we succeed at completing a sale, we may be unable to predict the size or term of an initial arrangement until very late in the sales cycle. In addition, we sometimes commit to include specific functions in our base solutions offering at the request of a customer or group of customers. Providing this additional functionality may be time consuming and may involve factors that are outside of our control. Customers may also insist that we commit to certain timeframes in which systems built around our solutions will be operational, or that once implemented our solutions will be able to meet certain operational requirements. Our ability to meet such timeframes and requirements may involve factors that are outside of our control, and failure to meet such timeframes and requirements could result in us incurring penalties, costs and/or additional resource commitments, which would adversely affect our business and results of operations.

Unexpected delays and difficulties can occur as customers implement and test our solutions. Solutions can involve integration with our customers' and third-party's systems as well as the addition of customer and third-party data to our platform. This process can be complex, time-consuming and expensive for our customers and can result in delays in the implementation of our solutions, which could adversely affect our business, results of operations and financial condition. Time-consuming efforts such as client setups, training and transition of systems may also increase the amount of services personnel we must allocate to each customer, thereby increasing our costs for these services. These types of changes can also result in a shift in the timing of the recognition of revenue which could adversely affect results of operations and financial condition. The timing of when we sign a large contract can materially impact our results of operations for the period and can be difficult to predict.

Failure to manage our expanding operations effectively could harm our business.

We have expanded our operations over time and expect to continue to do so in the future. We utilize a hybrid working model of in-person and remote work, which brings challenges to managing our business and work force, including increased risk of cyberattacks due to more employees working remotely. This work environment has placed, and will continue to place, challenges on our operations and our personnel. We will also need to identify, add and retain additional qualified personnel across our operations. To manage our anticipated future operational expansion effectively, we must maintain, and continue to enhance, our IT infrastructure and financial and accounting systems and controls, and manage expanded operations and employees in geographically distributed locations. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new solutions. If we increase the size of our organization without experiencing an increase in sales of our solutions, we will experience reductions in our gross and operating margins and net income. We may also deem it advisable in the near-term or later to downsize certain of our offices in order to reduce costs, which may cause us to incur related charges. A further change to our operating model, at the local level or globally, including any return-to-office mandates, could exacerbate these impacts and may also result in employee retention, engagement or other impacts. These impacts and disruptions could negatively affect our operations or internal controls over financial reporting and may require us to implement new processes, procedures and controls to respond to further changes in our business environment. If we are unable to effectively manage our expanding operations or manage the increase in remote employees, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy.

If we are unable to develop new markets or sell our solutions into these new and existing markets, our opportunities for growth may not be achieved.

Our ability to increase revenue will depend, in large part, on our ability to further penetrate our existing markets and enter new markets, as well as our ability to increase sales from existing customers and attract new customers. The success of any enhancement or new solution or service depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new solutions, adaptation to new industry standards and technological changes, the ability to maintain and to develop relationships with third parties and the ability to attract, retain and effectively train sales and marketing personnel. Any new solutions we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenue. Any new industry standards or practices that emerge, or any introduction by competitors of new solutions embodying new services or technologies, may cause our solutions to become obsolete. Any new markets in which we attempt to sell our solutions, including new countries or regions, may not be receptive or implementation may be delayed due to circumstances beyond our control, including economic and market factors, the applicable regulatory climate, public health outbreaks, epidemics and pandemics, natural disasters, war and terrorist attacks. Additionally, any expansion into new markets may require us to comply with new regulatory laws and regimes and increase our monitoring thereof on an ongoing basis, which will increase our costs, as well as the risk that we may not be in compliance on a timely basis or at all. Our ability to further penetrate our existing markets and enter new markets depends on the quality of our solutions and our ability to design our solutions to meet changing consumer demands and industry standards, as well as our ability to adopt to new markets and assure that our customers will be satisfied with our existing and new solutions. If we are unable to sell our solutions into new markets or attract new customers or to further penetrate existing markets, or to increase sales from existing customers by selling them additional solutions, our revenue will not grow as expected, which would have a material adverse effect on our business, financial condition and results of operations.

Developing significant revenue streams derived from our current research and development efforts may take several months or years, or may not be achieved at all.

Developing software, including AI capabilities, is time consuming and costly, and investment in development may involve a long payback cycle. Our research and development expenses were $227.5 million, or 22% of our total revenue, for the year ended December 31, 2025. Including the amount we capitalized for internal use software of $52.2 million, our total spend was 27% of total revenue for the year ended December 31, 2025. Our future plans include significant investments to develop, improve and expand the functionality of our solutions, which we believe is necessary to maintain our competitive position. However, we may not recognize significant revenue from these investments for several months or years, or the investments may not yield any additional revenue.

Changes in, or violations by us or our customers of, applicable government regulations could reduce demand for or limit our ability to provide our solutions and services in those jurisdictions.

Our insurance industry customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss, workers' compensation, disability and casualty claims processing, and photo estimating software. If our insurance company customers fail to comply with new or existing insurance regulations, including those applicable to use of our software and services, they could lose their certifications to provide insurance and/or reduce their usage of our software and services, either of which would reduce our revenues. We have in the past and continue to spend considerable time and resources working with our customers to help them navigate these regulations, including Department of Insurance market conduct examinations and defending against class action lawsuits. If our solutions or services are found to be defective, we could be subject to liability. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions.

Sales to customers or operations outside the U.S. may expose us to risks inherent in international sales.

Historically, transactions occurring outside of the U.S. have represented a small portion of our overall processed transactions. However, we may expand our international sales efforts. Operating in international markets, including in China, requires significant resources and management attention and will subject us to regulatory, economic, and political risks that are different from those in the U.S. Because of our limited experience operating internationally, our international expansion efforts may not be successful. We may rely heavily on third parties outside of the U.S., and as a result we may be adversely impacted if we invest time and resources into such business relationships but do not see significant sales from such efforts. Potential risks and challenges associated with sales to customers and operations outside the U.S. include: compliance with multiple conflicting and changing governmental laws and regulations, including employment, tax, money transmission, privacy, data protection, and AI laws and regulations; laws and business practices favoring local competitors; new and different sources of competition; securing new integrations for international technology platforms; localization of our solutions, including translation into foreign languages, obtaining and maintaining local content, and customer care in such languages; treatment of revenue from international sources and changes to tax rules, including being subject to foreign tax laws and liability for paying withholding or other taxes in foreign jurisdictions; fluctuation of foreign currency exchange rates; different pricing environments; restrictions on the transfer of funds; difficulties in staffing and managing foreign operations; availability of reliable Internet connectivity in areas targeted for expansion; different or lesser protection of our intellectual property; longer sales cycles; natural disasters, acts of war, terrorism, pandemics, or security breaches; import and export license requirements, tariffs, taxes and other trade barriers; compliance with sanctions laws and regulations and trade embargos, including those administered by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury; the burdens and costs of complying with a wide variety of foreign laws and legal standards, including the General Data Protection Regulation (EU 2016/679) ("GDPR") and the EU AI Act (EU 2024/1689) in the European Union ("EU"); compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act ("FCPA"); regional or national economic and political conditions; and pressure on the creditworthiness of sovereign nations resulting from liquidity issues or political actions. As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these factors could negatively impact our business, results of operations, financial condition and growth prospects.

Changes in China's economic, political or social conditions or government policies, as well as the corruption risks presented by operating in China, could have an adverse effect on our efforts to expand our business in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by the general political, economic and social conditions in China. These conditions may be impacted by macroeconomic or geopolitical factors beyond our control, including any deterioration in the political and trade relationship between the U.S. and China or the imposition of tariffs. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. By virtue of our serving customers in China that are at least partially owned or controlled by the government, there is also an increased risk of running afoul of the FCPA and other laws and regulations concerning anti-bribery and anti-corruption, including local Chinese laws, particularly given that China is perceived to present a heightened risk from an anti-corruption perspective. Any efforts to expand our business operations in China may include engaging with partners and third-party intermediaries who may have direct or indirect dealings with those deemed by anti-corruption laws to be government officials, further increasing the risk of violations of such laws that may result in fines and/or criminal sanctions against us, our officers, or our employees. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010. A continued slowdown in the Chinese economy may reduce the demand for our solutions and services and materially and adversely affect our business and results of operations.

Our business activities are subject to the FCPA and similar anti-bribery and anti-corruption laws.

Anti-corruption and anti-bribery laws have been enforced aggressively in recent years. Our business activities are subject to the FCPA and other similar anti-bribery and anti-corruption laws, regulations, or rules of other countries in which we operate, including the U.K. Bribery Act. These laws are interpreted broadly and prohibit companies, their employees, and third-party intermediaries from authorizing, promising, offering, or providing, either directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. The FCPA also requires public companies to maintain accurate books and records and to devise and maintain an adequate system of internal accounting controls. While only representing a de minimis proportion of our total revenue, we count among our customers a number of government entities. We may have direct or indirect dealings with those deemed by anti-corruption laws to be government officials, which also include interactions in countries known or perceived to experience corruption, including China. Activities in such countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, partners, or third-party intermediaries that could be in violation of various anti-corruption laws. We have policies and controls intended to prevent these practices, including a Global Anti-Bribery Policy, Code of Ethics, mandatory anti-corruption trainings, financial controls, and a whistleblowing hotline, among others. While there is no certainty that all of our employees, consultants, partners, or third-party intermediaries will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws, our policies and controls aim to satisfy our obligation to comply with them.

Any violation of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, and liability for the actions of corrupt or other illegal activities of such third-party intermediaries, their employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Additionally, any such violations could materially damage our reputation, brand, international expansion efforts, ability to attract and retain employees, and our business, prospects, operating results and financial condition. Responding to any enforcement action may result in a significant diversion of management's attention and resources and significant legal costs and other professional fees.

We are subject to increasing global trade laws and regulations.

We are subject to U.S. trade laws and regulations, including economic sanctions, export controls, and import laws, as well as similar trade laws and regulations in other countries in which we operate. Failure to comply with global trade laws and regulations can result in penalties and/or reputational harm. Our international sales efforts expose us to increased risk under these laws and regulations, and increasing and evolving global trade laws could impact our business.

We may experience fluctuations in foreign currency exchange rates that could adversely impact our results of operations.

As we expand our business and operations internationally, our international sales may be denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We typically collect revenue and incur costs in the currency of the location in which we provide our solutions and services, but our contracts with our customers are long-term in nature so it is difficult to predict if our operating activities will provide a hedge in the future or as we expand internationally. Our results of operations may also be impacted by transaction gains or losses related to revaluing certain current asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Moreover, significant and unforeseen changes in foreign currency exchange rates may cause us to fail to achieve our stated projections for revenue and operating income, which could have an adverse effect on our stock price. As we expand internationally, we will continue to experience fluctuations in foreign currency exchange rates, which, if material, may harm our revenue or results of operations.

We rely on data, technology, and intellectual property of third parties and our solutions rely on information generated by third parties and any interruption of our access to such information, technology, and intellectual property could materially harm our operating results.

We use data, technology, and intellectual property licensed from unaffiliated third parties in certain of our solutions, and we may license additional third-party data, technology, and intellectual property in the future. Any errors or defects in this third-party data, technology, and intellectual property could result in errors that could adversely impact our brand and business. In addition, licensed data, technology, and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third-party data, technology, and intellectual property could limit the functionality of, or require us to redesign, our solutions. Our success depends significantly on our ability to provide our customers access to data from many different sources, including, for example, parts-related data for purposes of repair estimation. We obtain much of our data about vehicle parts and components and collision repair labor and costs through license agreements with third parties who may be sole-source suppliers of that data.

If one or more of our licenses are terminated, if our licenses are subject to material price increases, if we are unable to renew one or more of these licenses on favorable terms or at all, or if one or more licensor becomes subject to allegations of breach of third-party intellectual property rights with respect to the materials licensed by us, we may be unable to access the licensed materials without incurring additional costs or, for instance in the case of materials licensed from sole-service suppliers, unable to access alternative sources that would provide comparable materials. While we do not believe that our access to many of the individual sources of data is material to our operations, prolonged industry-wide price increases or reductions in data availability could make receiving certain data more difficult and could result in significant cost increases, which would materially harm our operating results.

Failure to protect our intellectual property could adversely impact our business and results of operations.

Our success depends in part on our ability to enforce and defend our intellectual property rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to do so.

In the future we may file patent applications related to certain of our innovations. We do not know whether those patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our patents and other intellectual property. Our existing patents and any patents granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing these patents. The validity, enforceability, scope and effective term of patents can be highly uncertain and often involve complex legal and factual questions and proceedings that vary based on the local law of the relevant jurisdiction. Our ability to enforce our patents also depends on the laws of individual countries and each country's practice with respect to enforcement of intellectual property rights. Patent protection must be obtained on a jurisdiction-by-jurisdiction basis, and we only pursue patent protection in countries where we think it makes commercial sense for the given solution. In addition, if we are unable to maintain our existing license agreements or other agreements pursuant to which third parties grant us rights to intellectual property, including because such agreements terminate, our financial condition and results of operations could be materially adversely affected. Therefore, the extent of the protection afforded by these patents cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations; however, such patent protection could later prove to be important to our business.

Patent law reform in the U.S. and other countries may also weaken our ability to enforce our patent rights, or make such enforcement financially unattractive. For instance, in September 2011, the U.S. enacted the America Invents Act, which permits enhanced third-party actions for challenging patents and implements a first-to-file system. Further, the U.S. Supreme Court's 2014 decision in *Alice v. CLS Bank* made it easier to invalidate software patents, leading to us to scale back our patent prosecution strategy. These legal changes could result in increased costs to protect our intellectual property or limit our ability to obtain and maintain patent protection for our solutions in these jurisdictions.

We also rely on several registered and unregistered trademarks to protect our brand. We have pursued and will pursue the registration of trademarks, logos and service marks in the U.S. and internationally; however, enforcing rights against those who knowingly or unknowingly dilute or infringe our brands can be difficult. There can be no assurance that the steps we have taken and will take to protect our proprietary rights in our brands and trademarks will be adequate or that third parties will not infringe, dilute or misappropriate our brands, trademarks, trade dress or other similar proprietary rights. Competitors may adopt service names similar to ours, or use confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly creating confusion in the marketplace. In addition, trade name or trademark infringement claims could be brought against us by owners of other registered trademarks or trademarks that incorporate variations of our trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and adversely impact our business and results of operations.

We attempt to protect our intellectual property, technology and confidential information by generally requiring our employees, contractors, and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements, all of which offer only limited protection. These agreements may not effectively prevent, or provide an adequate remedy in the event of, unauthorized use or disclosure of our confidential information, intellectual property or technology. Similarly, our customers, contractors, consultants and vendors may allege ownership of, or other rights in or to, confidential information, intellectual property or technology which we consider to be proprietary. Despite our efforts to protect our confidential information, intellectual property, and technology, unauthorized third parties may gain access to our confidential proprietary information, develop and market solutions similar to ours, or use trademarks similar to ours, any of which could materially impact our business and results of operations. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we could not assert any trade secret rights against such parties. Existing U.S. federal, state and international intellectual property laws offer only limited protection. The laws of some foreign countries do not protect our intellectual property rights to as great an extent as the laws of the U.S., and many foreign countries do not enforce these laws as diligently as governmental agencies and private parties in the U.S. More broadly, enforcing intellectual property protections outside the U.S., including in some countries we operate in, can be more challenging than enforcement in the U.S. The Company takes certain actions when operating in countries where IP, technology and confidential information, is not as well protected, including steps such as preventing placing sensitive IP in such countries, as an example. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Even if we are successful in defending our claims, litigation could result in substantial costs and diversion of resources and could negatively affect our business, reputation, results of operations and financial condition. To the extent that we seek to enforce our rights, we could be subject to claims that an intellectual property right is invalid, otherwise not enforceable, or is licensed to the party against whom we are pursuing a claim. In addition, our assertion of intellectual property rights may result in the other party seeking to assert alleged intellectual property rights or assert other claims against us, which could adversely impact our business. If we are not successful in defending such claims in litigation, we may not be able to sell or license a particular solution due to an injunction, or we may have to pay damages that could, in turn, adversely impact our results of operations. In addition, governments may adopt regulations, or courts may render decisions, requiring compulsory licensing of intellectual property to others, or governments may require that products meet specified standards that serve to favor local companies. Our inability to enforce our intellectual property rights under these circumstances may adversely impact our competitive position and our business. If we are unable to protect our technology and to adequately maintain and protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date.

We may enter into joint ventures, collaborations or sponsored developments for intellectual property and, as a result, some of our intellectual property may, in the future, be jointly-owned by third parties.

Engagement in any type of intellectual property collaboration agreement requires diligent management of intellectual property rights. Other than in specific, limited circumstances, we do not engage in joint ventures, collaborations or sponsored development agreements. Should we enter into such agreements in future, the development of joint intellectual property would create additional administrative and financial burdens, and may place us at heightened risk of disputes or litigation regarding ownership, maintenance or enforcement of such joint intellectual property.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. From time to time, third parties holding such intellectual property rights, including companies, competitors, patent holding companies, customers and/or non-practicing entities, may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

Although we believe that our solutions do not infringe upon the intellectual property rights of third parties, any such assertions may require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. Infringement assertions by third parties may involve patent holding companies or other patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by U.S. courts or other federal or state laws or regulations, and the use or adoption of third-party AI technologies into our solutions and business may result in exposure to claims of copyright infringement or other intellectual property misappropriation, the impacts of which we may not be fully able to mitigate by contract or otherwise.

If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Regardless of the merits or eventual outcome, such a claim could adversely impact our brand and business. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property; cease making, licensing or using our solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers and other third parties. Any of these events could adversely impact our business, results of operations and financial condition.

Our solutions or our third-party cloud providers have experienced in the past, and could experience in the future, data security breaches, which could adversely impact our reputation, business, and ongoing operations.

As a software business, we face risks of cyber-attacks, including ransomware and phishing attacks, social engineering attacks, computer break-ins, theft, fraud, misappropriation, misuse, denial-of-service attacks, and other improper activity that could jeopardize the performance of our platform and solutions and expose us to financial and reputational impact and legal liability, especially with regards to regulators such as the Federal Trade Commission (the "FTC"), which has become increasingly aggressive in prosecuting alleged failure to secure personal data as unfair and deceptive acts or practices under the Federal Trade Commission Act. Furthermore, such adverse impact could be in the form of theft of our or our customers' confidential information, the inability of our customers to access our systems, or the improper re-routing of customer funds through fraudulent transactions or other frauds perpetrated to obtain inappropriate payments and may result from accidental events (such as human error) or deliberate attacks. To protect the information we collect and our systems, we have implemented and maintain commercially reasonable security measures and information security policies and procedures informed by requirements under applicable law and recommended practices, in each case, as applicable to the data collected, but we cannot be sure that such security measures will be sufficient. In some cases, we must rely on the safeguards put in place by third parties to protect against security threats. These third parties, including vendors that provide products and services for our operations, could also be a source of security risk to us in the event of a failure of their own security systems and infrastructure. Our network of business application providers could also be a source of vulnerability to the extent their business applications interface with ours, whether unintentionally or through a malicious backdoor. We cannot, in all instances, review the software code included in third-party integrations. Although we vet and oversee such vendors, we cannot be sure such vetting and oversight will be sufficient. We also exercise limited control over these vendors, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these vendor technologies and information services or our own systems could negatively impact our relationships with partners and adversely affect our business and could expose us to liabilities. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently, generally are not recognized until launched against a target, and may be difficult to detect for long periods of time, we or these third parties may be unable to anticipate these techniques or to implement adequate preventative measures. With the increasing frequency of cyber-related frauds to obtain inappropriate payments, we need to ensure our internal controls related to authorizing the transfer of funds are adequate. We may also be required to expend resources to remediate cyber-related incidents or to enhance and strengthen our cyber security. Any of these occurrences could create liability for us, put our reputation in jeopardy, and adversely impact our business.

Our customers provide us with information that our solutions store, some of which is personal, sensitive or confidential information about them, their customers, insureds or third-party claimants, or their financial transactions and which may include medical information. We have security systems and information technology infrastructure designed to protect against unauthorized access to and disclosure of such information. The security systems and infrastructure we maintain may not be successful in protecting against all security breaches and cyber-attacks, including ransomware and phishing attacks, social-engineering attacks, computer break-ins, theft, fraud, misappropriation, misuse, denial-of-service attacks and other improper activity. Threats to our information technology security can take various forms, including viruses, worms, and other malicious software programs that attempt to attack our solutions or platform or to gain access to the data of our customers or their customers. Non-technical means, for example, actions or omissions by an employee or trespasser, can also result in a security breach. Any significant violations of data privacy could result in the loss of business, litigation, regulatory fines or investigations, loss of customers, and penalties that could damage our reputation and adversely affect the growth of our business. In addition, we maintain liability insurance coverage, including coverage for cyber-liability. It is possible, however, that claims could be denied or exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management's attention away from our operations. In addition, negative publicity caused by these events may negatively impact our customer relationships, market acceptance of our solutions, including unrelated solutions, or our reputation and business.

Real or perceived failures in our solutions, an inability to meet contractual service levels, or unsatisfactory performance of our solutions, could adversely affect our business, results of operations and financial condition.

Because we offer solutions that operate in complex environments, undetected errors or failures may exist or occur, especially when solutions are first introduced or when new versions are released, implemented or integrated into other systems. Our solutions are often used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our solutions or may expose undetected errors, failures or bugs in our solutions. Despite testing by us, we may not identify all errors, failures or bugs in new solutions or releases until after commencement of commercial sales or installation. In the past, we have discovered errors, failures and bugs in some of our solutions after their introduction. We may not be able to fix errors, failures and bugs without incurring significant costs or an adverse impact to our business. The occurrence of errors in our solutions or the detection of bugs by our customers may damage our reputation in the market and our relationships with our existing customers, and as a result, we may be unable to attract or retain customers. We believe that our reputation and name recognition are critical factors in our ability to compete and generate additional sales. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective solutions and services. The failure to do so may result in the loss of, or delay in, market acceptance of our solutions and services, which could adversely impact our sales, results of operations and financial condition.

The license and support of our software creates the risk of significant liability claims against us. Our SaaS arrangements and licenses with our customers contain provisions designed to limit our exposure to potential liability claims. It is possible, however, that the limitation of liability provisions contained in such agreements may not be enforced as a result of international, federal, state and local laws or ordinances or unfavorable judicial decisions. Breach of warranty or damage liability, or injunctive relief resulting from such claims, could adversely impact our results of operations and financial condition.

Some of our services and technologies use "open source" software, which may restrict how we use or distribute our services or require that we release the source code of certain solutions subject to those licenses.

Some of our services and technologies incorporate software licensed under so-called "open source" licenses. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, some open source licenses require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to many of the restrictions in an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on hundreds of software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including objectionable open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers, the technical controls we have put in place may not be able to identify all instances of the incorporation of open source software, and we cannot be certain that our programmers have not incorporated such open source software into our proprietary solutions and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations, and prospects.

In the past, companies that have incorporated open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Accordingly, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms.

Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

We use machine learning and AI technologies in our solutions and business, and we are making investments in expanding the use of AI solutions, including ongoing deployment and improvement of features using AI technologies. The introduction of AI technologies into new or existing solutions may result in new or enhanced governmental or regulatory scrutiny, scrutiny by our customers or potential customers, litigation, confidentiality or security risks, ethical concerns, legal liability, or other complications. Compliance with new or changing laws, regulations, industry standards or customer requirements relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. A failure on our part to develop solutions to permit compliance with regulatory regimes and/or our customers' requirements may result in unforeseen costs or delays deploying new and improved features using AI technologies. Furthermore, while we aim to develop and use AI responsibly and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise. Uncertainty around new and emerging AI technologies may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide related to the collection and use of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses. AI technologies incorporated into our solutions and business processes may use algorithms, datasets, or training methodologies that may be flawed or contain deficiencies that may be difficult or impossible for us to detect during testing, including as a result of the use of biased or insufficient training data. Any of the foregoing may result in decreased demand for our solutions, harm to our business, results of operations or reputation, legal liability, regulatory action or failure to achieve expected results including if use products or enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole. In addition, third parties may deploy AI technologies in a manner that reduces customer demand for our solutions or alters how our customers choose to engage with our solutions.

Any disruption of our, our third-party service providers' or our customers' Internet connections could affect the success of our SaaS solutions.

Any system failure, including network, software or hardware failure, that causes an interruption in our or our third-party service providers' network or a decrease in the responsiveness of our website or our SaaS solutions could result in reduced user traffic, reduced revenue and potential breaches of our SaaS arrangements. Continued growth in Internet usage could cause a decrease in the quality of Internet connection services. Websites have experienced service interruptions as a result of outages and other delays occurring throughout the worldwide Internet network infrastructure. In addition, there have been several incidents in which individuals have intentionally caused service disruptions of major e-commerce websites. If these outages, delays or service disruptions occur frequently in the future, usage of our web-based services could grow more slowly than anticipated or decline and we may lose customers and revenue. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website. These providers could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any of these events could adversely impact our business, results of operations and financial condition.

There may be adverse tax and/or employment law consequences if the independent contractor status of our consultants or the exempt status of our employees is successfully challenged.

We rely on independent third parties to provide certain services to us. The state of the law regarding independent contractor status varies and is subject to change based on court decisions, legislation, and regulation. The tests governing the determination of whether an individual is considered to be an independent contractor or an employee are typically fact sensitive, vary from jurisdiction to jurisdiction and may change over time. We may be subject to claims that certain independent contractors should be treated as our employees. Adverse determinations regarding the status of any of our independent contractors could, among other things, entitle such individuals to the reimbursement of certain expenses and to the benefit of wage-and-hour laws, and could result in the Company being liable for income taxes, employment, social security, and withholding taxes and benefits for such individuals, and penalties and interest related to any unpaid amounts.

Additionally, we have classified many of our U.S. employees as "exempt" under the Fair Labor Standards Act ("FLSA") and corresponding state laws. We may be subject to claims that the employees we have classified as "exempt" should be classified as "non-exempt" under relevant laws. Adverse determinations regarding the status of our employees could, among other things, entitle such employees to unpaid overtime, back wages and other benefits and could result in our being liable for additional taxes for such individuals, and penalties and interest related to any unpaid amounts. Any adverse determinations regarding our independent contractors or employees could require us to change our operating model or result in increased costs and could negatively affect our business, reputation, results of operations and financial condition.

We have, and may in the future, acquire or invest in companies, or pursue business partnerships, which may divert our management's attention or result in dilution to our stockholders, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions, investments or partnerships.

We expect to continue to grow, in part, by making targeted acquisitions in addition to our organic growth strategy. Our business strategy includes the potential acquisition of shares or assets of companies with software, technologies or businesses complementary to ours, both domestically and globally. Our strategy also includes alliances with such companies. Acquisitions and alliances may result in unforeseen operating difficulties and expenditures and may not result in the benefits anticipated by such corporate activity.

In particular, we may fail to assimilate or integrate the businesses, technologies, services, solutions, personnel or operations of the acquired companies, retain key personnel necessary to favorably execute the combined companies' business plan, or retain existing customers or sell acquired solutions to new customers. Additionally, the assumptions we use to evaluate acquisition opportunities may not prove to be accurate, and intended benefits may not be realized. Our due diligence investigations may fail to identify all of the problems, liabilities or other challenges associated with an acquired business which could result in increased risk of unanticipated or unknown issues or liabilities, including with respect to environmental, competition and other regulatory matters, and our mitigation strategies for such risks that are identified may not be effective. As a result, we may overpay for, or otherwise not achieve some or any of the benefits, including anticipated synergies or accretion to earnings, that we expect to achieve in connection with our acquisitions, we may not accurately anticipate the fixed and other costs associated with such acquisitions, or the business may not achieve the performance we anticipate, any of which may materially adversely affect our business, prospects, financial condition, results of operations, cash flows, as well as our stock price. Further, if we fail to achieve the expected synergies from our acquisitions and alliances, we may experience impairment charges with respect to goodwill, intangible assets or other items, particularly if business performance declines or expected growth is not realized. Impairment charges with respect to goodwill, intangible assets or other items may also be required due to circumstances outside of our control, including macroeconomic factors impacting inputs used in the calculation of the fair value of such items. Any future impairment of our goodwill or other intangible assets could have an adverse effect on our financial condition and results of operations.

Acquisitions and alliances may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our current business. In addition, we may be required to make additional capital investments or undertake remediation efforts to ensure the success of our acquisitions, which may reduce the benefits of such acquisitions. We also may be required to use a substantial amount of our cash or issue debt or equity securities to complete an acquisition or realize the potential of an alliance, which could deplete our cash reserves and/or dilute our existing stockholders and newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. Additionally, competition within the software industry for acquisitions of businesses, technologies and assets has been, and is expected to continue to be, intense. Acquisitions could become the target of regulatory reviews, which could lead to increased legal costs, or could potentially jeopardize the consummation of the acquisition. As such, even if we are able to identify an acquisition that we would like to pursue, the target may be acquired by another strategic buyer or financial buyer such as a private equity firm, or we may otherwise not be able to complete the acquisition on commercially reasonable terms, if at all.

Following an acquisition or the establishment of an alliance offering new solutions, we may be required to defer the recognition of revenue that we receive from the sale of solutions that we acquired or that result from the alliance, or from the sale of a bundle of solutions that includes such new solutions. In addition, our ability to maintain favorable pricing of new solutions may be challenging if we bundle such solutions with sales of existing solutions. A delay in the recognition of revenue from sales of acquired or alliance solutions, or reduced pricing due to bundled sales, may cause fluctuations in our quarterly financial results, may adversely affect our operating margins and may reduce the benefits of such acquisitions or alliances.

Increased scrutiny and evolving stakeholder expectations with respect to ESG matters may impose additional costs and expose us to new risks.

Companies are facing increasing scrutiny from regulators, investors, consumers and other stakeholders related to ESG and sustainability matters. We have developed and disclosed ESG focus areas which reflect our current plans and aspirations but are not guarantees that we will be able to achieve them. Our efforts to accurately report on these focus areas present numerous operational, reputational, financial, legal and other risks, certain of which are outside of our control, and could have, under certain circumstances, a material adverse impact on us, including on our reputation and stock price. Further, we may face reputational damage in the event our ESG and sustainability initiatives do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges, credit rating agencies or other constituencies. Further, some stakeholders may disagree with our ESG strategy, focus areas and initiatives and/or view it as unnecessary. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust and thereby affect our brand and reputation.

Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or "sustainability" metrics. Certain investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, some investors use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these corporations and their boards of directors accountable. Simultaneously, there are efforts by some stakeholders to reduce companies' efforts on certain ESG-related matters. Both advocates and opponents to certain ESG initiatives are increasingly resorting to a range of forms of activism, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. Additionally, credit rating agencies may use these scores, or their own scores and ratings, as a consideration in their evaluation of our credit risk. If our credit rating is downgraded on the basis of ESG or "sustainability" metrics, we may face increased costs of capital. We may also face reputational damage in the event we are unable to achieve an acceptable ESG or sustainability rating from third-party rating services, or if we are viewed by certain investors, shareholders or third parties as putting too heavy a focus on ESG and/or sustainability initiatives. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our common stock from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.

In addition, we may be subject to disclosure laws and regulations related to sustainability matters. For example, in in October 2023, California enacted legislation that, if it remains in effect, will ultimately require certain companies that do business in California to publicly disclose their Scopes 1, 2, and 3 greenhouse gas emissions, with third party assurance of such data, and issue public reports on their climate-related financial risk and related mitigation measures. Compliance with any new laws, regulations or disclosure obligations increases our regulatory burden and could result in increased legal, accounting and compliance costs, make some activities more difficult, time-consuming and costly and adversely affect our profitability.

We evaluate our capital structure from time to time and may seek to repurchase our securities, refinance our indebtedness or raise debt or equity to finance our operations. However, we may not be able to do so when desired on favorable terms, if at all, or without dilution to our stockholders and we may not realize the anticipated benefits of these transactions.

We may seek to repurchase our securities or to refinance our indebtedness, or may need to obtain additional financing, to execute on our current or future business strategies, including to develop new or enhance existing solutions, acquire businesses and technologies or otherwise respond to competitive pressures. We may not be successful in managing our capital structure through these scenarios, or they may have an adverse impact on our financial position or the price of our common stock. Our ability to raise capital in the future may be limited, and if we fail to raise capital when needed, we could be prevented from growing and executing our business strategy.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted. If we accumulate additional funds through debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot assure stockholders that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms when we desire them our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our solutions, invest in future growth opportunities or otherwise respond to competitive pressures could be significantly limited. Any of these factors could adversely impact our results of operations.

We rely on information systems in managing our operations and any system failure or deficiencies of such systems may have an adverse impact on our business.

We rely on our financial, accounting, compliance and other data processing systems, and those of our third-party vendors or service providers who support these functions. Any failure or interruption of these systems, whether caused by natural disaster, power or telecommunications failures, acts of terrorism or war, system modifications or upgrades, or otherwise, could materially adversely affect our business. Although back-up systems are in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

Regulatory Risk Factors

Failure to comply with data privacy laws and regulations could subject us to fines, sanctions or litigation, and could potentially damage our brand and reputation and adversely impact our business, results of operations or financial condition.

Data privacy laws and regulation, as well as proposed legislation, enforcement and policy activity are rapidly expanding around the world and creating a complex data privacy compliance environment that poses greater compliance risks and costs, as well as the potential for high profile negative publicity in the event of any data breach. The vast majority of our customers are subject to many privacy and data protection laws and regulations in the U.S. and around the world, and we have also agreed in our contracts with certain of our customers to additional data privacy compliance obligations related to data privacy laws and regulations that may be applicable to them. Some of these privacy and data protection laws and regulations place restrictions on our ability to process personal information across our business.

For example, the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020, imposes a number of privacy and security obligations on companies who collect, use, disclose, or otherwise process personal information of California residents. The CCPA created an expanded definition of personal information, established certain new data privacy rights for California residents and created a new and potentially severe statutory damages framework and private rights of action for violations of the CCPA, including for failing to implement reasonable security procedures and practices to prevent data breaches. In November 2020, California voters passed the California Privacy Rights Act (the "CPRA"). The CPRA, which took effect on January 1, 2023, significantly expands the CCPA, including by introducing additional data protection obligations such as data minimization and storage limitations, granting additional rights to consumers such as correction of personal information and additional opt-out rights, and creating a new entity to implement and enforce the CPRA. While we do not yet know the extent of the impact the CPRA will have on our business or operations, such laws will require us to modify our data processing practices and policies in certain respects. The uncertainty and evolving legal requirements in California and other jurisdictions may increase the cost of compliance, restrict our ability to offer services in certain locations or subject us to sanctions by federal, regional, state, local and international data protection regulators, all of which could adversely impact our business, results of operations or financial condition.

In addition, the GDPR took direct effect across the EU member states on May 25, 2018. The GDPR seeks to harmonize national data protection laws across the EU, while at the same time, modernizing the law to address new technological developments. Compared to the previous EU data protection laws, the GDPR notably has a greater extra-territorial reach and has a significant impact on data controllers and data processors which either have an establishment in the EU, or offer goods or services to EU data subjects or monitor EU data subjects' behavior within the EU. The regime imposes more stringent operational requirements on both data controllers and data processors, and introduces significant penalties for non-compliance with fines of up to 4% of total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach. Although our presence in Europe is currently in the early stages of expansion, and we have taken and will continue to take steps to comply with the EU data privacy legislation, there are a significant number of obligations under the GDPR, many of which are operational, and compliance is an ongoing exercise which is never complete. We are aware that we need to monitor the latest legal and regulatory developments, which may involve compliance costs to address any changes required. We may also experience hesitancy, reluctance, refusal or other challenges engaging with European or multi-national customers due to the potential risk exposure, cost, or difficulty in demonstrating to our customers that the Company is in compliance with various regulatory requirements.

Furthermore, the Fair Credit Reporting Act ("FCRA") may in the future limit how we use consumer information. The federal law was passed in 1970 to provide consumers with protections relating to the consumer information held by credit reporting agencies. Although we do not believe we are currently subject to the FCRA, we may be in the future, depending on changes to our solutions and services or on additional legislative or regulatory efforts that could further regulate credit reporting agencies and the collection, use, communication, access, accuracy, obsolescence, sharing, correction and security of such personal information. Similar initiatives are underway in other countries.

Although we take reasonable efforts to comply with all applicable laws and regulations and have invested and continue to invest human and technology resources into data privacy compliance efforts, there can be no assurance that we will not be subject to regulatory action, including fines, audits or investigations by government agencies relating to our compliance with these laws and regulations. An adverse outcome under any such investigation or audit could result in fines, penalties, other liability, adverse publicity, or a loss of reputation, and could adversely affect our business. Moreover, we or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers' business practices or if governing jurisdictions interpret or implement their legislation or regulations in a manner that is adverse to our business, such as by expanding data privacy-related liability into areas to which we and our third-party service providers currently do not and previously did not have exposure, consequently increasing the compliance-related costs borne by us and our third-party service providers.

The current data protection landscape may subject us and our third-party service providers to greater risk of potential inquiries and/or enforcement actions. For example, we may find it necessary to establish alternative systems to collect, use, share, retain and safeguard personal information originating from the European Economic Area and caught by the extra-territorial reach of the GDPR, which may involve substantial expense and may cause us to divert resources from other aspects of our business, all of which may adversely affect our results of operations. Further, any inability to adequately address privacy concerns in connection with our SaaS solutions, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, and adversely affect our ability to offer SaaS solutions.

Further changes to data privacy legislation may substantially increase the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the new obligations to be imposed by new regulations and we may be required to make significant changes to our solutions and expanding business operations, all of which may adversely affect our business, results of operations or financial condition.

The enactment of new data privacy legislation and evolution of current privacy legislation could cause us to incur incremental cost and liability, adversely affecting our business operations and ability to deliver our financial plans.

As we continue to focus on our SaaS solutions, the amount of personal information we or our third-party cloud providers collect, use, disclose, or otherwise process will likely continue to increase significantly. In addition, a limited number of our solutions collect, use, disclose, or otherwise process transaction-level data aggregated across our customers. We anticipate that over time we will expand our use and collection of personal information as greater amounts of such personal information may be transferred from our customers to us. We recognize that personal privacy has become a significant issue in the U.S., and other jurisdictions where we operate. Many federal, regional, state, local and international legislatures and government agencies have imposed or are considering imposing restrictions and requirements regarding the collection, use, disclosure, and processing of personal data, including the California Privacy Protection Agency and the Federal Trade Commission.

Changes to laws or regulations affecting privacy could impose additional costs and liabilities, including fines, sanctions or other penalties on us and our third-party service providers, which could materially and adversely affect results of operations, business and reputation and could limit our ability to use such information to add value for customers. If we are required to change our business activities or revise or eliminate services, or to implement burdensome compliance measures, our business and results of operations could be adversely impacted. Such changes are a possibility, especially given that consumer advocates, media and elected officials, among others, have increasingly publicly criticized data-focused companies and industries regarding their collection, storage and use of personal data. Additionally, in the case of information from our websites and web-based services that is stored with third-party cloud providers that we do not control, our third-party cloud providers may not adequately implement compliance measures concerning the privacy and/or security of any stored personal information. We may be subject to fines, penalties and potential litigation if we or our third-party cloud providers fail to comply with applicable privacy and/or data security laws, regulations, standards and other requirements and the costs of compliance with and other burdens imposed by privacy-related laws, regulations and standards may limit the use and adoption of our solutions and reduce their overall demand for our solutions. Furthermore, any determination by a court or agency that our data practices, solutions or services violate, or cause our customers to violate, applicable laws, regulations or other requirements could subject us or our customers to civil or criminal penalties. Such a determination also could require us to modify or terminate portions of our business, disqualify us from serving certain customers or cause us to refund some or all of our fees or otherwise compensate our customers, or alter our business practices, potentially at great expense.

Furthermore, concerns regarding data privacy and/or security may cause our customers and end-users to resist providing the data and information necessary to use our solutions effectively. Even the perception that the privacy and/or security of personal information is not satisfactorily managed, or does not meet applicable legal, regulatory and other requirements, could inhibit sales or adoption of our solutions, or could give rise to private class action, or claims by regulators, in each case potentially resulting in a negative impact on our sales and results from operations.

Changes in tax laws or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to federal, state and local income taxes in the U.S. and in foreign jurisdictions. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws, including impacts of the Tax Cuts and Jobs Act enacted in December 2017, the Coronavirus Aid, Relief, and Economic Security Act (also known as the "CARES Act") of 2020, the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), and the One Big Beautiful Bill Act of 2025 (the "OBBB"). The Inflation Reduction Act introduces a 15% minimum tax for corporations whose average annual adjusted financial statement income for any consecutive three-tax-year period preceding the tax year exceeds $1 billion and a 1% excise tax on the fair market value of stock repurchased by certain corporations after December 31, 2022. We do not currently expect that the Inflation Reduction Act will have a material impact on our tax liabilities for 2023 or 2024, or 2025. The OBBB contains several changes to corporate taxation including modifications to capitalization of research and development expenses, limitations on deductions for interest expense, and accelerated fixed asset depreciation.

Further, we are subject to the examination of our income tax returns by the IRS and other taxing authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from taxing authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

Future government regulation of the Internet could create incremental costs or business disruption, harming our results of operations.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business services. Because of the Internet's popularity and increasing use, federal, state or foreign government bodies or agencies have adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. These laws and regulations cover issues such as the collection and use of data from website visitors and related privacy issues; pricing; taxation; telecommunications over the Internet; content; copyrights; distribution; and domain name piracy. The enactment of any additional laws or regulations of the Internet, including international laws and regulations, could impede the growth of subscription revenue and place additional financial burdens on our business.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices. The nature of our business requires the application of accounting guidance that requires management to make estimates and assumptions. Additionally, changes in accounting guidance may cause us to experience greater volatility in our quarterly and annual results. If we are unsuccessful in adapting to the requirements of new guidance, or in clearly explaining to stockholders how new guidance affects reporting of our results of operations, our stock price may decline.

We prepare our consolidated financial statements to conform to U.S. Generally Accepted Accounting Principles ("GAAP"). These accounting principles are subject to interpretation by the SEC, the Financial Accounting Standards Board ("FASB"), and various bodies formed to interpret and create accounting rules and regulations. Recent accounting standards or the guidance relating to interpretation and adoption of standards could have a significant effect on our financial results and could affect our business. Additionally, FASB and the SEC are focused on the integrity of financial reporting, and our accounting policies are subject to scrutiny by regulators and the public.

We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward. If we are not able to successfully adopt new accounting requirements, or if changes to our go-to-market strategy create new risks, then we may experience greater volatility in our quarterly and annual results, which may cause our stock price to decline.

In addition, GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources.

Further, some accounting standards require significant judgment and estimates that impact our results of operations. The use of judgment and estimates can potentially result in differences between forecast figures and subsequently reported actual amounts, which may cause volatility in our stock price.

Litigation Risk Factors

We are currently, and have been in the past, a party to litigation, which could result in damage to our reputation and harm our future results of operations.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation might result in substantial costs and may divert management's attention and resources, which might harm our business, financial condition, and results of operations. For example, we have been named in several putative class action lawsuits, which generally allege that the total loss vehicle valuation generated by the Company's total loss valuation solution undervalues the actual total loss incurred by the insured and improper adjustment of claims by insurance carriers. We have also been named in putative class action lawsuits challenging an insurer's adjustment of medical bills. While we believe that we can partially mitigate the risk and severity of exposure from these lawsuits through contractual provisions in certain of our agreements with insurance carriers, and carrying our own insurance that we believe is adequate to cover adverse claims arising from these lawsuits or similar lawsuits that may be brought against us, we may not have adequate contractual protection in all of our contracts and defending these and similar litigation is costly, diverts management from day-to-day operations, and could harm our brand and reputation. As a result, we could ultimately be subject to a damages judgment, which could be significant and exceed our insurance policy limits or otherwise be excluded from coverage.

Regardless of the outcome of any existing or future litigation, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation, and other factors. See "Item 3—Legal Proceedings."

Reliance on Third Parties and Key Personnel Risk Factors

If we are unable to retain our personnel and hire and integrate additional skilled personnel, we may be unable to achieve our goals and our business may suffer.

Our future success depends upon our ability to continue to attract, train, integrate and retain highly skilled employees, particularly those on our management team, and our sales and marketing personnel, SaaS operations personnel, professional services personnel and software engineers. Our inability to attract and retain qualified personnel, or delays in hiring required personnel, including attrition, retention and delay issues due to macroeconomic and other factors beyond our control, may adversely impact our business, results of operations and financial condition. If U.S. immigration policy related to skilled foreign workers were materially adjusted, such a change could hamper our efforts to hire highly skilled foreign employees, including highly specialized engineers, which would adversely impact our business.

Our executive officers and other key employees are generally employed on an at-will basis, which means that these personnel could terminate their relationship with us at any time. The loss of any member of our senior management team could significantly delay or prevent us from achieving our business and/or development objectives and could materially impact our business.

We face competition for qualified individuals from numerous software and other technology companies. Further, significant amounts of time and resources are required to train technical, sales, services and other personnel. We may incur significant costs to attract, train and retain such personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment after recruiting and training them.

To the extent that we hire personnel from competitors, we may be subject to allegations that such personnel are restricted from working for us because of their non-competition or non-solicitation obligations to these competitors, have been improperly solicited or have divulged proprietary or other confidential information. In addition, we have a limited number of salespeople and the loss of several salespeople within a short period of time could have a negative impact on our sales efforts. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, or we may be required to pay increased compensation in order to do so. The use of noncompete or similar provisions in employment agreements is the subject of debate and new laws and rules at the federal and state levels. Our profitability could be harmed if our employees leave to work for our competitors and we may also face increased allegations by third-parties that our employees have disclosed to us, or improperly used for our benefit, proprietary or confidential information of third parties, and may need to expend additional resources to protect our own proprietary and other confidential information.

Our ability to expand geographically depends, in large part, on our ability to attract, retain and integrate managers to lead the local business and employees with the appropriate skills. Similarly, our profitability depends on our ability to effectively utilize personnel with the right mix of skills and experience to perform services for our customers, including our ability to transition employees to new assignments on a timely basis. If we are unable to effectively deploy our employees on a timely basis to fulfill the needs of our customers, our reputation could suffer and our ability to attract new customers may be adversely impacted.

Because of the technical nature of our solutions, the dynamic market in which we compete and the demand for personnel able to develop AI solutions, any failure to attract, integrate and retain qualified sales and product development personnel, as well as our contract workers, could adversely impact our ability to generate sales or successfully develop new solutions and enhancements of existing solutions.

We rely on third-party service providers, including third-party cloud providers, to host and deliver our websites, web-based solutions, and other information technology systems and any interruptions or delays in these services could negatively impact our business.

We currently serve our customers from third-party data center and cloud hosting facilities. Our operations depend in part on these third-party providers' ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In the event that our arrangements with these third-party providers are terminated, or if there are any lapses of service or damage to a provider's facilities, we would likely experience significant interruptions in our cloud-based applications or other business operations as well as delays and additional expenses in making new arrangements to restore services. Our third-party cloud providers, or other service providers, could experience system breakdowns or failures, outages, downtime, cyber-attacks, adverse changes to financial condition, bankruptcy, or other adverse conditions, which could have a material adverse effect on our business and reputation. Any interruptions or delays in our service, whether as a result of third-party error, our own error, extreme weather or natural disasters, acts of terrorism, power loss, telecommunications failures, break-ins and similar events, or security breaches, whether accidental or willful, could impair our ability to deliver our solutions to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers and adverse impact to our operations and our business and could cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our contractual agreements with third party vendors and insurance policies may not adequately compensate us for any losses that we may incur.

The controls implemented by our current or future third-party service providers may not prevent or timely detect system failures and we do not control the operations of third-party service providers that we use. Any changes in service levels by our current or future third-party service providers could result in loss or damage to our customers' stored information and any service interruptions at these third-party service providers could hurt our reputation, cause us to lose customers, adversely impact our ability to attract new customers or subject us to potential liability. Our current or future third-party service providers could decide to close their facilities without adequate notice. In addition, financial difficulties, such as bankruptcy, faced by our current or future third-party service providers, or any of the service providers with whom we or they contract, may have negative effects on our business. If our current or future third-party service providers are unable to keep up with our growing needs for capacity, including as a result of difficulty in expanding capacity as a result of local opposition to the development of data centers and resource costs, spikes in customer demand requiring rationing of capacity, or other factors, it could have an adverse effect on our business including by increasing the costs of serving our customers. Our contractual agreements with third party vendors, property and business interruption insurance coverage may not be adequate to fully compensate us for losses that may occur. Additionally, our systems redundancies and disaster recovery and business continuity plans may not be sufficient to overcome the failures of third-party service providers hosting our SaaS solutions. In addition, the infrastructure that connects our networks to each other, or to the Internet and other external networks, may become insufficient, including with respect to latency, capacity, reliability and connectivity.

In the ordinary course of business, our IT systems will continue to require modification and refinements to address growth and changing business requirements, including technological advancement that could result in our solutions being run less expensively on a different platform or could accelerate obsolescence of our existing systems and infrastructure. If it should be needed, a change in service provider for our data center housing or other third-party solutions would be costly and time-consuming to implement, which could negatively impact our operating results. In addition to the financial impacts, a transition of this type would be a complex effort, which could result in errors or service interruptions for customers and could require considerable staff and management's attention being dedicated to the effort, potentially limiting our capacity for undertaking other projects. If we are not able to adapt to changing technologies or meet customer demands for new processes or technologies in a timely and cost-effective manner, or if our existing IT systems and infrastructure becomes, or is perceived as being, outdated or less sophisticated than our competitors', we may not be able to retain existing customers and attract new customers necessary to sustain and grow our business.

Indebtedness

Our financial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our market, expose us to interest rate risk, and prevent us from timely satisfying our obligations.

As of December 31, 2025, our total debt outstanding under the 2021 Credit Agreement (as defined below) was $1,291.0 million under our Term B Loan (as defined below) and we had additional unused borrowing capacity under our 2021 Revolving Credit Facility (as defined below) of $248.9 million. For a description of our 2021 Credit Facilities (as defined below) see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt." If we cannot generate sufficient cash flow from operations to service the 2021 Credit Facilities, we may need to refinance the 2021 Credit Facilities, dispose of assets, or issue equity to obtain necessary funds; we do not know whether we will be able to take any such actions on a timely basis or on terms satisfactory to us or at all.

Our leverage and the covenant restrictions under the 2021 Credit Agreement could have important consequences, including, without limitation:

- making it more difficult for us to make payments on outstanding principal and interest owed under the 2021 Credit Agreement;

- increasing our vulnerability to general economic and market conditions and to changes in the industries in which we compete;

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest owed under the Credit Agreement, thereby reducing our ability to use our cash flow to fund our operations, future working capital, capital expenditures, investments or acquisitions, future strategic business opportunities, or other general corporate requirements;

- restricting us from making acquisitions or causing us to make divestitures or similar transactions;

- limiting our ability to obtain additional financing for the purpose of funding working capital, capital expenditures, debt service requirements, investments, acquisitions, and general corporate purposes;

- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged; and

- increasing our cost of borrowing.

Borrowings under the 2021 Credit Facilities bear interest at rates based on the ratio of the Company's and its subsidiaries' consolidated first lien net indebtedness to the Company's and certain of its subsidiaries' consolidated EBITDA for applicable periods specified in the 2021 Credit Facilities.

If interest rates increase, our debt service obligations may increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

While we have implemented an interest rate hedging strategy intended to provide a level of protection against interest rate risks, no strategy can protect us completely from such risks. Furthermore, the nature and timing of hedging transactions influence the effectiveness of these strategies. Poorly designed strategies, improperly executed and documented transactions or inaccurate assumptions could increase our risks and exposure in the event of interest rate fluctuations. In addition, hedging strategies involve transaction and other costs. Our hedging strategies may not be able to adequately offset the risks of interest rate volatility, and our hedging transactions may result in or magnify losses. Furthermore, interest rate derivatives may not be available on favorable terms or at all, particularly during periods of heightened volatility or economic downturns. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

Restrictions imposed by the covenants in the 2021 Credit Agreement, and any covenants in any future credit facilities documentation, limit our ability to operate our business and to finance our future operations or capital needs or our ability to engage in acquisitions or other business activities necessary to achieve growth.

The 2021 Credit Agreement restricts us from engaging in certain activities. Such covenants, which are generally customary and generally reflect market terms, restrict our ability to, among other things: incur additional indebtedness; create or incur liens; pay dividends and distributions on, or purchase, redeem, decrease, or otherwise acquire or retire for value, our capital stock; make repayments or repurchases of debt that is contractually subordinated with respect to right of payment and/or security; create negative pledges with respect to the Credit Facilities or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries; make acquisitions, investments, loans (including guarantees), advance or capital contributions; engage in consolidations, amalgamations, mergers, liquidations, dissolutions, dispositions and/or sell, transfer, or otherwise dispose of assets, including capital stock of subsidiaries; enter into certain sale and leaseback transactions; engage in certain transactions with affiliates; change our material lines of business; modify certain documents governing certain debt that is subordinated with respect to right of payment; change our fiscal year; and conduct material operations at Holdings.

The 2021 Credit Agreement contains representations and warranties, and affirmative and negative covenants, customary for a financing of the type. With respect to the 2021 Revolving Credit Facility, the Company is subject to a springing first lien leverage test, tested each fiscal quarter, only if a minimum of 35.0% of the 2021 Revolving Credit Facility is (subject to certain exclusions set forth in the 2021 Credit Agreement) drawn at the end of such fiscal quarter. The Company was not subject to the first lien leverage test as of December 31, 2025.

We cannot guarantee that we will be able to maintain compliance with these covenants or, if we fail to do so, that we will be able to obtain waivers from the Administrative Agent and/or the required lenders and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. Even if the 2021 Credit Agreement is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants. A breach of any of the covenants in the 2021 Credit Agreement could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. The acceleration of the indebtedness under the 2021 Credit Agreement or under any other indebtedness incurred by the Company and/or its subsidiaries in the future could have a material adverse effect on our business, results of operations, and financial condition. In the event of any event of default under the 2021 Credit Agreement or any additional future credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, we have granted a security interest in a significant portion of our assets to secure our obligations under the 2021 Credit Agreement. During the existence of an event of default under the 2021 Credit Agreement, if not cured or waived, the Administrative Agent and Collateral Agent, acting on behalf of the relevant lenders, could exercise their rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for our obligations under the 2021 Credit Agreement.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and/or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments, acquisitions, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are at any point unable to repay or otherwise refinance our indebtedness when due, or if any other event of default is not cured or waived, the applicable lenders could accelerate our outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the 2021 Credit Agreement or the exercise by the applicable lenders of their rights under the security documents would likely have a material adverse effect on our business.

Risks Relating to Ownership of Our Common Stock

We incur and will continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would adversely impact our business.

As a public company we incur significant legal, accounting, and other expenses, including costs resulting from public company reporting obligations under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of The Nasdaq Stock Market LLC ("Nasdaq"), and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time towards maintaining compliance with these requirements. We continuously evaluate the rules and regulations applicable to us as a public company and cannot predict or estimate the amount of additional compliance costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a result of compliance, disclosure and governance matters or the timing of such costs. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our Board or Board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms. If we identify one or more material weaknesses in our internal control over financial reporting in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

The share price of our common stock may be volatile.

The share price of our common stock may fluctuate due to a variety of factors, including, without limitation: changes in the industries in which we and our customers operate; variations in our operating performance and the performance of our competitors in general; material and adverse impact of pandemics and similar events on the markets and the broader global economy; actual or anticipated fluctuations in our quarterly or annual operating results; publication of research reports by securities analysts about us or our competitors or industry; the public's reaction to our press releases, other public announcements and filings with the SEC; our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market; additions and departures of key personnel; changes in laws and regulations affecting our business; commencement of, or involvement in, litigation; changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; the volume of our shares of common stock available for public sale; the availability of a substantial number of shares of our common stock for sale in the public at any time; and general economic and political conditions such as recessions, interest rates, inflation, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism. These market and industry factors may materially reduce the market price of our common stock regardless of our operating performance.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.

Securities research analysts may establish and publish their own periodic projections with respect to us and our operations. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.

Delaware law and our governing documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our governing documents and the Delaware General Corporation Law (the "DGCL") contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board and therefore depress the trading price of our common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board or taking other corporate actions, including effecting changes in our management. Among other things, our governing documents include provisions regarding: the ability of our Board to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; the limitation of the liability of, and the indemnification of, our directors and officers; removal of the ability of our stockholders to take action by written consent in lieu of a meeting unless such action has been recommended or approved pursuant to a resolution approved by the affirmative vote of all of the directors then in office; the requirement that a special meeting of stockholders may be called only by a majority of our entire Board , which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors; controlling the procedures for the conduct and scheduling of Board and stockholder meetings; the ability of our Board to amend our bylaws, which may allow our Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and advance notice procedures with which stockholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.

In addition, our certificate of incorporation includes a provision substantially similar to Section 203 of the DGCL, which may prohibit certain stockholders holding 15% or more of our outstanding capital stock from engaging in certain business combinations with us for a specified period of time.

Our Certificate of Incorporation designates the Delaware Court of Chancery or the United States federal district courts as the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders, employees or agents.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents or stockholders to us or our stockholders, or any claim for aiding or abetting such an alleged breach; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; (iv) any action asserting a claim against us or any of our current or former directors, officers, employees, agents or stockholders, whether arising under the DGCL, our certificate of incorporation or our bylaws, or such actions as to which the DGCL confer jurisdiction on the Delaware Court of Chancery; or (v) any action asserting a claim against us or any of our current or former directors, officers, employees, agents or stockholders governed by the internal affairs doctrine. The foregoing provisions will not apply to any claims as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of such court, which is rested in the exclusive jurisdiction of a court or forum other than such court (including claims arising under the Exchange Act), or for which such court does not have subject matter jurisdiction, or to any claims arising under the Securities Act and, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, United States District Court for the District of Delaware shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce the forum provision with respect to claims under the federal securities laws.

This choice of forum provision in our certificate of incorporation may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. Furthermore, investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity Disclosures

Cybersecurity is the responsibility of our Chief Information Security Officer ("CISO") who oversees an information security team responsible for maintaining the confidentiality, integrity, and accessibility of data within CCC while continuously monitoring for and responding to cybersecurity threats. The CISO acts under the oversight of our interim Chief Technology Officer, who is responsible for all of our IT systems, and our Chief Executive Officer, and when the position of Chief Technology Officer is filled, our CISO will act under the oversight of our Chief Technology Officer. Our CISO has 19 years of experience managing risks from security threats and developing and implementing security policies and procedures, as well as relevant degrees and certifications, including a bachelor of science in information systems and cybersecurity and being a Certified Information Security Manager and a Certified Information Systems Security Professional. Our interim Chief Technology Officer has over twenty-five years of experience in the technology industry and holds a bachelor of science in computer science.

Our Board has tasked the Audit Committee with oversight of enterprise risk management, including cybersecurity risk management. Our CISO or Chief Technology Officer briefs the Audit Committee on cybersecurity risks at each of the quarterly meetings of the Audit Committee. These briefings include assessments of cyber risks, the threat landscape, updates on incidents, and reports on our investments in cybersecurity risk mitigation and governance. The Audit Committee and/or the Chief Technology Officer also regularly briefs the entire Board on cybersecurity matters.

Our cybersecurity strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats, effective management of security risks and resiliency against incidents. Our cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, contractual arrangements, tools and related services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. We implement risk-based controls to protect our information, the information of our customers and other third parties, our information systems, our business operations, and our products and related services. We have adopted security-control principles based on the National Institute of Standards and Technology Cybersecurity Framework and contractual, industry and regulatory best practices and requirements.

Our written Cybersecurity Incident Response Program coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, and includes processes to prepare for, assess severity of, escalate information about, contain, eradicate, and recover from the incident, as well as to conduct post-incident activities, including reporting and conducting root cause analysis and remediation activities. Our incident response policies and the cybersecurity posture are subject to annual testing to evaluate our adherence to policies and compliance requirements. Policies and practices are reviewed periodically to improve processes and practice. We carry cybersecurity insurance to provide a level of financial protection should a covered incident occur.

Our cybersecurity and privacy program includes mandatory annual training for all employees and contractors reinforced by targeted phishing tests. The annual training includes training on how to identify potential cybersecurity and privacy risks and protect our resources and information. Additionally, we provide additional specialized security training for employees in roles relating to product development or information technology.

While we believe our cybersecurity and privacy program to be appropriately designed in light of the risks we have identified, we have experienced, and may in the future experience, whether directly or through our supply chain or other channels, cybersecurity incidents. While prior incidents have not had a material impact on us, future incidents could have a material impact on our business strategy, results of operations or financial condition. See "Risk Factors—Our solutions or our third-party cloud providers have experienced in the past, and could experience in the future, data security breaches, which could adversely impact our reputation, business, and ongoing operations."

Item 2.   Properties.

Our corporate headquarters are located at 167 N. Green Street, Chicago, Illinois, where we occupy approximately 141,000 square feet of office space pursuant to a lease that expires in 2037. We maintain additional leased office spaces in various locations in the United States and China pursuant to leases that expire between 2026 and 2035. We own a commercial office building in Sioux Falls, South Dakota. We believe that our current facilities are adequate for our present needs and suitable additional facilities will be available to us on commercially reasonable terms if and when needed.

Item 3.   Legal Proceedings.

In the ordinary course of business, we are (or may become) parties to litigation involving property, personal injury, contract, intellectual property and other claims, as well as stockholder derivative actions, class action lawsuits and other matters. The amounts that may be recovered in such matters may be subject to insurance coverage. Although the results of legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, or results of operations. See Note 24 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Securities

Our common stock is listed on Nasdaq under the symbol "CCC".

As of February 17, 2026, we had 105 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board. Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our Board may deem relevant. In addition, our ability to pay dividends is limited by our 2021 Credit Agreement and may be limited by covenants contained in agreement governing other indebtedness we or our subsidiaries incur in the future.

Recent Sales of Unregistered Securities

We had no sales of unregistered equity securities during the period covered by this Annual Report on Form 10-K.

Purchases of Equity Securities by the Issuer

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Purchased	Average Purchase Price Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Valus of Shares That May Yet Be Purchased Under the Plans or Programs[2],[3]
October 1, 2025 - October 31, 2025	7,193,548	$ 9.16	7,193,548	$ 16.9million
November 1, 2025 - November 30, 2025 . .	2,268,508	$ 7.47	2,268,508	—
December 1, 2025 - December 31, 2025[4] . .	33,240,998	$ 7.22	33,240,998	$200.0million
Total.	42,703,054	$7.560	42,703,054	$200.0million

---

[1] Average purchase price per share excludes any fees, commissions or other expenses associated with the share repurchases. It also excludes excise tax due under the Inflation Reduction Act of 2022.

[2] In December 2024, the Company's board of directors authorized the repurchase of up to $300.0 million of the Company's outstanding shares of common stock (the "2024 Share Repurchase Program"). As a result of the October and November share repurchases, the Company utilized the remaining authority under the 2024 Share Repurchase Program.

[3] In December 2025, the Company's board of directors authorized the repurchase of up to $500.0 million of the Company's outstanding shares of common stock (the "2025 Share Repurchase Program").

[4] On December 12, 2025, the Company entered into an accelerated share repurchase transaction ("ASR") with a third-party financial institution to repurchase $300.0 million of the Company's common stock. The Company prepaid $300.0 million and received an initial delivery of 33,240,998 shares of its common stock, representing shares with a value equal to 80% of the prepayment amount based on the closing price of the common stock on December 11, 2025 of $7.22 per share. The Company expects to receive additional shares upon settlement of the ASR no later than June 30, 2026.

See Note 19 – Capital Stock – to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information regarding the Company's share repurchases.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

The following graph shows a comparison of the cumulative total return for our common stock, the NASDAQ Composite Index, and the Standard & Poor's (S&P) 500 Index for the period from October 6, 2020, the first day Dragoneer's Class A ordinary shares were traded on a stand-alone basis following its initial public offering through December 31, 2025. For the period between October 6, 2020 through July 30, 2021 the figures relate to Dragoneer's Class A ordinary shares, and for the period between July 30, 2021 through December 31, 2025, the figures relate to CCC's common stock. The graph assumes an initial investment of $100 in Dragoneer's Class A ordinary shares at the market close on October 6, 2020. Such returns are based on historical results and are not intended to suggest future performance. Data for the NASDAQ Composite Index and S&P 500 Index assume reinvestment of dividends.



Item 6.   Reserved.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Special Note Regarding Forward-Looking Statements and Risk Factors" and "Risk Factors" as set forth elsewhere in this Annual Report on Form 10-K.

Business Overview

Founded in 1980, CCC is a leading Software-as-a-Service ("SaaS") and AI platform provider for the multi-trillion-dollar insurance economy powering operations for insurers, repairers, automakers, part suppliers, and more. CCC cloud technology connects more than 35,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, customer experience, network and workflow management, CCC delivers technology that turns crucial moments into intelligent experiences, with the goal of shaping a world where life just works.

Our business has been built upon two foundational pillars: automotive insurance claims and automotive collision repair. For decades we have delivered leading software solutions to both the insurance and repair industries, including pioneering Direct Repair Programs ("DRP") in the United States ("U.S.") beginning in 1992. DRP connects auto insurers and collision repair shops to create business value for both parties, and requires digital tools to facilitate interactions and manage partner programs. Insurer-to-shop DRP connections have created a strong network effect for CCC's platform, as insurers and repairers both benefit by joining the largest network to maximize opportunities. This has led to a virtuous cycle in which more insurers on the platform drives more value for the collision shops on the platform, and vice versa.

We believe we have become a leading insurance and repair SaaS and AI provider in the U.S. by increasing the depth and breadth of our SaaS offerings over many years. Our insurance solutions help insurance carriers manage mission-critical workflows across the claims lifecycle, while building intelligent experiences for their customers. Our software integrates seamlessly with both legacy and modern systems and enables insurers to rapidly innovate on our platform. Our repair solutions help collision repair facilities achieve better performance throughout the collision repair cycle by digitizing processes to drive business growth, streamline operations, and improve repair quality. We have more than 300 insurers on our network, connecting with more than 30,500 repair facilities through our multi-tenant cloud platform. We believe our software is the architectural backbone of insurance DRP systems and is a primary driver of material revenue for our collision repair shop customers and a source of material efficiencies for our insurance carrier customers.

Our platform is designed to solve the "many-to-many" problem faced by the insurance economy. There are numerous internally and externally developed insurance software solutions in the market today, with the vast majority of applications focused on insurance-only use cases and not on serving the broader insurance ecosystem. We have prioritized building a leading network around our automotive insurance and collision repair pillars to further digitize interactions and maximize value for our customers. We have tens of thousands of companies on our platform that participate in the insurance economy, including insurers, repairers, parts suppliers, and automotive manufacturers. Our solutions create value for each of these parties by enabling them to connect to our vast network to collaborate with other companies, streamline operations, and reduce processing costs and dollars lost through claims management inefficiencies, or claims leakage. Expanding our platform has added new layers of network effects, further accelerating the adoption of our software solutions.

We have processed more than $2 trillion of historical data across our network, allowing us to build proprietary data assets that leverage insurance claims, vehicle repair, automotive parts and other vehicle-specific information. We believe we are uniquely positioned to provide data-driven insights, analytics, and AI-enhanced workflows that strengthen our solutions and improve business outcomes for our customers. Our AI solutions streamline existing insurance and repair processes including vehicle damage detection, claim triage, claim handling, repair estimating, intelligent claim review, and claim subrogation. We deliver real-world AI with more than 125 U.S. insurers and more than 15,000 U.S. collision repairers actively using AI-powered solutions in production environments.

One of the primary obstacles facing the insurance economy is increasing complexity which is driven by technological advancements, supply-chain disruption, social inflation, medical inflation, and Internet-of-Things

("IOT") data. We believe digitization plays a critical role in managing this growing complexity while meeting consumer expectations. Our technology investments are focused on digitizing complex processes and interactions across our ecosystem, and we believe we are well positioned to power the insurance economy of the future with our data, network, and platform.

While our position in the insurance economy is grounded in the automotive insurance sector, the largest Property & Casualty ("P&C") insurance sector in the U.S. representing nearly half of P&C Direct Written Premiums ("DWP"), we believe our integrations and cloud platform are capable of driving innovation across the broader insurance economy. Our customers are increasingly looking for CCC to expand its solutions to other parts of their business where they can benefit from our technology, service, and partnership. In response, we are investing in new solutions that we believe will enable us to digitize the entire automotive claims lifecycle, and over time expand into adjacencies including other insurance lines. For example, CCC's acquisition of EvolutionIQ Inc. ("EvolutionIQ") in January 2025 added claims solutions in disability and workers' compensation insurance lines to CCC's solution suite.

We have strong customer relationships in the end-markets we serve, and these relationships are a key component of our success given the long-term nature of our contracts and the interconnectedness of our network. We have customer agreements with more than 300 insurers (including carriers, self-insurers and other entities processing insurance claims), including 27 of the top 30 automotive insurance carriers, and 9 of the top 15 disability insurance carries in the U.S., based on DWP, and hundreds of regional carriers. We have more than 35,000 total customers, including more than 30,500 automotive collision repair facilities (including repairers and other entities that estimate damaged vehicles), more than 6,000 parts and diagnostics suppliers, 14 of the top 15 automotive manufacturers based on vehicles in operation, and numerous other companies that participate in the insurance economy.

We generate revenue through the sale of software subscriptions and other revenue, primarily from professional services. We generated $1,057.0 million of revenue for the year ended December 31, 2025, an increase of 11.9% from the prior year. Net income for the year ended December 31, 2025 was $1.7 million, compared to net income for the year ended December 31, 2024 of $31.2 million. Adjusted EBITDA increased $38.7 million, or 9.7%, year-over-year to $436.0 million. See our reconciliation of net income (loss) to Adjusted EBITDA within the section titled "Non-GAAP Financial Measures."

Basis of Presentation

The Company's consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K include the accounts of the Company and its consolidated subsidiaries and were prepared in accordance with GAAP. Intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements include 100% of the accounts of wholly-owned and majority-owned subsidiaries. The ownership interest of the minority investor is recorded as a non-controlling interest in CCCIS Cayman Holdings Limited ("CCC Cayman"), the parent of the Company's China operations. As of December 31, 2024, there is not any non-controlling interest in a subsidiary as of December 31, 2025.

The Company organizes its segments around its operations by geographic region and operates in one reportable segment. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by type of service and geographic region, for purposes of allocating resources and evaluating financial performance.

Recent Developments

Business Acquisition

During January 2025, the Company completed its acquisition of EvolutionIQ, a privately held company that provides AI-powered guidance for disability and injury claims management. Leveraging EvolutionIQ's platform, the acquisition will broaden the Company's portfolio of AI-based solutions available to its insurance customers.

The Company acquired all the outstanding shares of EvolutionIQ in exchange for total consideration of $674.3 million upon closing of the acquisition, subject to certain post-closing adjustments. Before post-closing adjustments, the total consideration paid to the selling shareholders consisted of 62.4% in cash and 37.6% in shares of CCC's common stock. The cash consideration paid to the selling shareholders was funded through cash on hand and an incremental term loan in an aggregate principal amount of $225 million (the "Incremental Term Loan").

Long-Term Debt and Refinancing

In conjunction with the acquisition of EvolutionIQ, the Company entered into Amendment No.3 to the 2021 Credit Agreement ("Third Amendment") that provided the Company with an Incremental Term Loan for $225 million. Immediately after the Third Amendment, the Incremental Term Loan was repayable in quarterly installments in an amount equal to 0.25% of the original principal amount, with the balance payable at maturity, on September 21, 2028.

Immediately after the Third Amendment, the interest rate per annum applicable to the Incremental Term Loan was based on a fluctuating rate of interest, determined by the Company's leverage ratio, as defined in the 2021 Credit Agreement, as amended. In connection with the Fourth Amendment (as defined below), the Incremental Term Loan was refinanced together with other term loans on the terms outlined in the following paragraph.

On January 23, 2025, the Company entered into Amendment No. 4 (the "Fourth Amendment") to the 2021 Credit Agreement. Pursuant to the terms of the Fourth Amendment, (i) the Company incurred incremental term loans in an aggregate principal amount of $225 million, which were used to refinance certain outstanding incremental term loans (including the Incremental Term Loan), (ii) the maturity of all term loans under the 2021 Credit Agreement was extended to January 23, 2032, (iii) the credit spread adjustment applicable to Secured Overnight Financing Rate ("SOFR") loans under the 2021 Credit Agreement was removed, and (iv) the interest rate margin applicable to all term loans under the 2021 Credit Agreement was removed. From and after the Fourth Amendment, the interest rate per annum applicable to the Term Loan is based on a fluctuating rate of interest equal to the sum of an applicable rate and, at the Company's election from time to time, either:

(1) 1.00% in the case of base rate loans, and 2.00% in the case of SOFR (or Euro Interbank Offered Rate ("EURIBOR") or Sterling Overnight Index Average ("SONIA")) loans, and 2.00%, in the case of SOFR (or EURIBOR or SONIA) loans, if S&P and Moody's Debt First Lien Leverage Ratio Ratings (as defined in the Credit Agreement) are below BB- (with a stable outlook) or below Ba3 (with a stable outlook) (or if for any reason this category does not apply, including if the Borrower has only one Debt Rating or the Borrower does not have any Debt Rating); or

(2) 0.75%, in the case of base rate loans, and 1.75%, in the case of SOFR (or EURIBOR or SONIA) loans, if S&P and Moody's Debt First Lien Leverage Ratio Ratings are both BB- (with a stable outlook) or better and Ba3 (with a stable outlook) or better.

Beginning March 31, 2025, the term loans are repayable in quarterly installments in an amount equal to 0.25% of the original principal amount of the term loans with the balance payable at maturity, January 23, 2032.

As a result of the extended maturity date of the term loans to January 23, 2032, the Company's 2021 Revolving Credit Facility matures on September 23, 2029.

On December 12, 2025, the Company entered into Amendment No. 5 (the "Fifth Amendment") to the 2021 Credit Agreement.

Pursuant to the terms of the Fifth Amendment, the Company incurred incremental term loans in an aggregate principal amount $300.0 million, which were used to fund the Accelerated Share Repurchase ("ASR") program.

Interest Rate Swaps

In February 2025, the Company entered into two floating to fixed interest rate swap agreements (the "Swap Agreements") to reduce its exposure to the variability from future cash flows resulting from interest rate risk related to its floating rate long-term debt. Pursuant to the terms of the Swap Agreements, beginning on the effective date, July 31, 2025, the Company will pay an average fixed interest rate of 3.94% on an aggregate notional amount corresponding to borrowings of $750.0 million in exchange for receipts on the same notional amount at a floating interest rate based on the applicable SOFR at the time of payment. The Swap Agreements expire on July 31, 2027.

Accelerated Share Repurchase Program

On December 12, 2025, the Company entered into an ASR with a third-party financial institution to repurchase $300.0 million of its common stock. At inception, the Company paid the financial institution $300.0 million using proceeds from the Fifth Amendment and cash on hand, and received an initial delivery of 33,240,998 shares, which were immediately retired. The shares received were equal to 80% of the prepayment amount based on the closing price of the common stock on December 11, 2025 of $7.22 per share. The Company expects to receive additional shares upon settlement of the ASR no later than June 30, 2026.

Key Performance Measures and Operating Metrics

In addition to our GAAP and non-GAAP financial measures, we rely on Software Net Dollar Retention Rate ("Software NDR") and Software Gross Dollar Retention Rate ("Software GDR") to measure and evaluate our business and to make strategic decisions. Software NDR and Software GDR may not be comparable to or calculated in the same way as other similarly titled measures used by other companies.

Software NDR

We believe that Software NDR provides our management and our investors with insight into our ability to retain and grow revenue from our existing customers, as well as their potential long-term value to us. We also believe the results shown by this metric reflect the stability of our revenue base, which is one of our core competitive strengths. We calculate Software NDR by dividing (a) annualized software revenue recorded in the last month of the measurement period, for example, December for a quarter ending December 31, for unique billing accounts that generated revenue during the corresponding month of the prior year by (b) annualized software revenue as of the corresponding month of the prior year. The calculation includes changes for these billing accounts, such as changes in the solutions purchased, changes in pricing and transaction volume, but does not reflect revenue for new customers added. The calculation excludes: (a) changes in estimates related to the timing of one-time revenue and other revenue, including professional services, and (b) annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers and $4,000 for shops. The customers that do not meet the revenue threshold are small carriers and shops that tend to have different buying behaviors, with a narrower solution focus, and different tenure compared to our core customers (excluded small carriers and shops represent less than 5% of total revenue within these sales channels). Our Software NDR includes carriers and shops who subscribe to our auto physical damage solutions, which account for most of the Company's revenue, and excludes revenue from smaller emerging solutions with international subsidiaries or other ecosystem solutions, such as parts suppliers and other automotive manufacturers, and excludes CCC casualty solutions which are largely usage and professional service based.

Beginning with the quarter ended March 31, 2025, our Software NDR calculation includes EvolutionIQ's software revenue. The new calculation is a result of the acquisition of EvolutionIQ and not the result of a change in the methodology applicable to our pre-acquisition business. The calculation of Software NDR as of and following the quarter ended March 31, 2025 is consistent with the methodology described above, using Software NDR on a combined company basis for the prior year annualized software revenue to determine annualized revenue growth, and, with respect to EvolutionIQ's software revenue, excludes (a) changes in estimates related to the timing of one-time revenue and other revenue, including professional services, and (b) annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers (with shops not applicable to the EvolutionIQ business).

	Quarter Ended	2025	2024	2023
Software NDR	March 31	107%	107%	106%
	June 30	107%	107%	107%
	September 30	105%	106%	107%
	December 31	106%	105%	108%

Software GDR

We believe that Software GDR provides our management and our investors with insight into the value our solutions provide to our customers as represented by our ability to retain our existing customer base. We believe the results shown by this metric reflect the strength and stability of our revenue base, which is one of our core competitive strengths. We calculate Software GDR by dividing (a) annualized software revenue recorded in the last month of the measurement period in the prior year, reduced by annualized software revenue for unique billing accounts that are no longer customers as of the current period end by (b) annualized software revenue as of the corresponding month of the prior year. The calculation reflects only customer losses and does not reflect customer expansion or contraction for these billing accounts and does not reflect revenue for new customer billing accounts added. Our Software GDR calculation represents our annualized software revenue that is retained from the prior year and demonstrates that the vast majority of our customers continue to use our solutions and renew their subscriptions. The calculation excludes: (a) changes in estimates related to the timing of one-time revenue and other revenue, including professional services, and (b) annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers and $4,000 for shops. The customers that do not meet the revenue threshold are small carriers and shops that tend to have different buying behaviors, with a narrower solution focus, and different tenure compared to our core customers (excluded small carriers and shops which represent less than 5% of total revenue within these sales channels). Our Software GDR includes carriers and shops who subscribe to our auto physical damage solutions, which account for most of the Company's revenue, and excludes revenue from smaller emerging solutions with international subsidiaries or other ecosystem solutions, such as parts suppliers and other automotive manufacturers, and excludes CCC casualty solutions which are largely usage and professional service based.

Beginning with the quarter ended March 31, 2025, our Software GDR calculation includes EvolutionIQ's software revenue. The new calculation is a result of the acquisition of EvolutionIQ and not the result of a change in methodology applicable to our pre-acquisition business. The calculation of Software GDR as of and following the quarter ended March 31, 2025 is consistent with the methodology described above, using Software GDR on a combined company basis for the prior year annualized software revenue to determine annualized revenue growth, and, with respect to EvolutionIQ's software revenue excludes (a) changes in estimates related to the timing of one-time revenue and other revenue, including professional services, and (b) annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers (with shops not applicable to the EvolutionIQ business).

Quarter Ended	2025	2024	2023
Software GDR . . . . March 31	99%	99%	99%
June 30	99%	99%	99%
September 30	99%	99%	98%
December 31	99%	99%	99%

Key Factors Affecting Operating Results

The following are key factors affecting our operating results in the years ended December 31, 2025, 2024 and 2023:

- **Conversion and implementation of new customers:** We focus significant resources on attracting and onboarding new customers across the various segments of the P&C insurance economy we serve. We have a strong track record of new customer conversion across all our markets. On average, customer implementations take less than three months to complete. Our sales force is focused on converting new customer accounts across our industry, and this will continue to be a focus of our business for the foreseeable future.

- **Long-term customer relationships:** We have strong customer relationships in the end-markets we serve, and these relationships are a key component of our success given the long-term nature of our contracts and the interconnectedness of our network. We generate revenue through the sale of SaaS subscriptions and our average contract is approximately three to five years in duration. In 2025, our national carrier customers included 27 of the top 30 automotive insurers based on DWP, with average customer relationships spanning more than 10 years, as evidenced by our historical Software GDR of 98%-99%.

- **Expansion of solution adoption from existing customers:** A central part of our strategy is expanding solution adoption across our existing customer base. We have developed long-term relationships with our customers and have a proven track record of successfully cross-selling product offerings. We have the opportunity to realize incremental value by selling additional functionality to customers that do not currently utilize our full solution portfolio. As we innovate and bring new technology and solutions to market, we also have the opportunity to realize incremental value by selling new software solutions to our existing customer base. Capitalizing on this opportunity is a significant driver of our revenue growth and Software NDR.

- **Investment in R&D:** We have a strong track record of innovation and new solution delivery with our customers. We remain committed to delivering market-leading technology including AI solutions for the P&C insurance economy. We believe that maintaining our software solution leadership is imperative to our growth plan. As a result, we intend to continue making significant investments in research and development to improve and expand our software and AI solutions. Our research and development expenses totaled $227.5 million, $201.5 million and $173.1 million in the years ended December 31, 2025, 2024 and 2023, respectively. We expect that research and development will remain a key investment area for the foreseeable future.

- **Investment in Platform, Privacy, and Security:** Our technology platform is imperative to our strategy as it enables successful customer implementations, new software delivery, and ongoing performance and delivery. In addition to our investments in R&D, we invest in platform infrastructure, maintenance, privacy, and security protocols to enable performance across our technology platform. We expect investment in these areas to continue to increase in absolute dollars for the foreseeable future.

- **Investment in Sales and Marketing:** Our sales and marketing efforts are a key component of our growth strategy. Our investments in this area have enabled us to build and sustain our customer base while creating long-term customer relationships. We plan to continue to invest in our sales and marketing efforts, including adding sales personnel and expanding marketing activities, to support our business growth. Our selling and marketing expenses totaled $174.8 million, $142.2 million and $140.9 million, in the years ended December 31, 2025, 2024 and 2023, respectively. As the business continues to grow, we expect selling and marketing expenses to increase in absolute dollars for the foreseeable future.

Components of Results of Operations

Revenue

Revenue is derived from the sale of SaaS subscriptions and other revenue, primarily professional and other non-software services. Software subscription revenues are comprised of fees from customers for the right to use the hosted software over the contract period without taking possession of the software. These revenues are billed on either a subscription or transactional basis with subscription revenue recognized ratably over the contract period and transactional revenue recognized when the transaction for the related service occurs. We generally invoice software subscription agreements monthly either in advance or in arrears, over the subscription period. Software subscription revenue accounted for $1,013.9 million, $906.5 million and $830.1 million, or 96%, of total revenue during the years ended December 31, 2025, 2024 and 2023, respectively. We continue to expect software subscription revenue to be a high percentage of total revenue as software subscription revenue continues to be a key strategic priority.

Other revenue primarily consists of professional services and other non-software services revenue that is generally transaction-based (where a fee per transaction is charged). Revenues related to such services that are billed on a transaction basis are recognized when the transaction for the related service occurs, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Costs and Expenses

Cost of Revenues

Cost of Revenues, Exclusive of Amortization and Impairment of Acquired Technologies

These costs include costs of software subscription and professional services revenue. Our cost of revenues is primarily comprised of personnel costs, including stock-based compensation and costs of external resources used in the delivery of services to customers, including software configuration, integration and implementation services, and customer support activities, third party costs related to hosting the Company's software for its customers, internal support of production infrastructure, IT security and production environment expenses, depreciation expense related to investments in new and enhanced customer solutions and platform development, and professional service, license and royalty fees paid to third parties. We expect cost of revenues, exclusive of amortization and impairment of acquired technologies, to increase in absolute dollars as we continue to hire personnel, require additional cloud infrastructure and incur data licensing and royalty fees in support of our revenue growth.

Amortization of Acquired Technologies

We amortize to cost of revenues the capitalized costs of technologies acquired in connection with business acquisitions.

Impairment of Acquired Technologies

Impairment of acquired technologies consists of the impairment charges recognized on our China reporting unit's acquired technologies intangible assets.

Operating expenses

Operating expenses are categorized as follows:

Research and Development

Our research and development expenses consist primarily of personnel-related costs, including stock-based compensation, and costs of external development resources involved in the engineering, design and development of new solutions, as well as expenses associated with significant ongoing improvements to existing solutions. Research and development expenses also include costs for certain IT expenses supporting development environments.

We capitalize research and development costs associated with the software development of our new and enhanced customer solutions and platform development. Research and development costs, other than software development costs qualifying for capitalization, are expensed as incurred.

We expect research and development expenses to increase in absolute dollars as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions.

Selling and Marketing

Our selling and marketing expenses consist primarily of personnel-related costs for our sales and marketing functions, including sales commissions and stock-based compensation. Additional expenses include advertising costs, marketing costs and event costs, including the Company's annual industry conference.

We expect our selling and marketing expenses to increase in absolute dollars as we continue to increase investments to support the growth of our business.

General and Administrative

Our general and administrative expenses consist primarily of personnel-related costs, including stock-based compensation, for our executive management and administrative employees, including finance and accounting, human resources, internal systems IT, facilities and legal functions. Additional expenses include professional service fees, insurance premiums, and other corporate expenses that are not allocated to the above expense categories.

We expect our general and administrative expenses to increase in absolute dollars as we continue to expand our operations, hire additional personnel, and incur costs to support the growth of our business.

Amortization of Intangible Assets

Our amortization of intangible assets consists of the capitalized costs of customer relationships in connection with business acquisitions.

Non-operating income (expense)

Non-operating income (expense) is categorized as follows:

Interest Expense

Interest expense comprises interest incurred on our indebtedness (Note 15), and the Promissory Note to a minority investor (Note 18). We expect interest expense to vary each reporting period depending on the amount of outstanding indebtedness and prevailing interest rates.

Interest Income

Interest income comprises interest earned on our cash and cash equivalents balances. We expect interest income to vary each reporting period depending on the amount of our balances in interest bearing accounts and prevailing interest rates.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities comprises fair value adjustments of the private warrants assumed in connection with the Business Combination. In May 2024, we redeemed all of our outstanding private warrants and none were outstanding as of December 31, 2024. As all outstanding private warrants were redeemed in May 2024, no gain or loss on remeasurement of the private warrants was recognized for the year ended December 31, 2025.

Other (Expense) Income-Net

Other (expense) income-net consists primarily of changes in fair value of our interest rate swap and cap derivative instruments and income received from our interest rate swap and cap derivative instruments, as well as foreign currency transaction gains and losses related to the impact of transactions denominated in a foreign currency.

Income Tax Provision

Income tax provision consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax. Due to cumulative losses, we maintain a full valuation allowance for deferred tax assets in foreign jurisdictions. We expect to maintain this full valuation allowance for the foreseeable future.

Results of Operations

Comparison of Fiscal Year Ended December 31, 2025 to Fiscal Year Ended December 31, 2024

(dollar amounts in thousands, except share and per share data)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %
Revenues	$ 1,057,001	$ 944,800	$112,201	11.9%
Cost of revenues, exclusive of amortization of acquired technologies	262,720	221,997	40,723	18.3%
Amortization of acquired technologies	17,473	9,000	8,473	94.1%
Cost of revenues[1]	280,193	230,997	49,196	21.3%
Gross profit	776,808	713,803	63,005	8.8%
Operating expenses:				
Research and development[1]	227,496	201,493	26,003	12.9%
Selling and marketing[1]	174,786	142,217	32,569	22.9%
General and administrative[1]	206,637	218,220	(11,583)	-5.3%
Amortization of intangible assets	74,047	71,768	2,279	3.2%
Total operating expenses	682,966	633,698	49,268	7.8%
Operating income (loss)	93,842	80,105	13,737	17.1%
Other (expense) income—net:				
Interest expense	(71,007)	(64,608)	(6,399)	9.9%
Interest income	4,882	12,203	(7,321)	-60.0%
Change in fair value of warrant liabilities	—	14,378	(14,378)	-100.0%
Other (expense) income—net	(6,188)	2,236	(8,424)	NM
Total other (expense) income—net	(72,313)	(35,791)	(36,522)	-102.0%
Pretax income (loss)	21,529	44,314	(22,785)	-51.4%
Income tax provision	(19,841)	(13,074)	(6,767)	51.8%
Net income including non-controlling interest	$ 1,688	$ 31,240	$(29,552)	-94.6%
Less: accretion of redeemable non-controlling interest	(1,276)	(5,095)	3,819	-75.0%
Net income attributable to CCC Intelligent Solutions Holdings Inc.'s Common Stockholders	$ 412	$ 26,145	$(25,733)	NM
Net income per share attributable to common stockholders:				
Basic	$ 0.00	$ 0.04		
Diluted	$ 0.00	$ 0.04		
Weighted-average shares used in computing net income per share attributable to common stockholders:				
Basic	629,960,378	610,761,424		
Diluted	659,585,375	641,875,525		

NM—Not Meaningful

(1)   Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Cost of revenues	$ 11,109	$ 9,342
Research and development	57,099	47,191
Selling and marketing	44,218	28,083
General and administrative	62,968	86,422
Total stock-based compensation expense	$175,394	$171,038

Revenues

Revenue increased by $112.2 million to $1,057.0 million, or 11.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase in revenue was primarily a result of 5% growth from existing customer upgrades and expanding solution offerings to these existing customers, 4% growth as a result of the acquisition of EvolutionIQ, and 3% growth from new customers.

Cost of Revenues

Cost of revenues increased by $49.2 million to $280.2 million, or 21.3%, for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Cost of Revenues, Exclusive of Amortization and Impairment of Acquired Technologies

Cost of revenues, exclusive of amortization and impairment of acquired technologies, increased $40.7 million to $262.7 million, or 18.3%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily due to a $15.9 million increase in depreciation expense related to investments in new and enhanced customer solutions and platform development, $9.5 million increase in third party fees and direct costs associated with our revenue growth, a $8.1 million increase in personnel-related costs, including stock-based compensation, and a $8.3 million increase in IT related costs.

Amortization of Acquired Technologies

Amortization of acquired technologies was $17.5 million and $9.0 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily due to amortization recognized on acquired technologies as part of the acquisition of EvolutionIQ in January 2025, partially offset by certain acquired technology intangible assets reaching the end of their useful life in April 2024.

Gross Profit

Gross profit increased by $63 million to $776.8 million, or 8.8%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. Our gross profit margin was 73.5% for the year ended December 31, 2025 compared to 75.6% for the year ended December 31, 2024. The increase in gross profit reflects higher software subscription revenues and enhanced economies of scale from fixed cost arrangements, including contributions from the January 2025 EvolutionIQ acquisition. These factors were partially offset by an increase in cost of revenue.

Research and Development

Research and development expense increased by $26 million to $227.5 million, or 12.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily due to a $46.1 million increase in personnel-related costs, including a $9.9 million increase in stock-based compensation, primarily due to the acquisition of EvolutionIQ in January 2025, partially offset by a $10.0 million decrease in IT related costs, a $9.2 million increase in the amount of capitalized time on new and enhanced customer solutions and platform development, and a $0.8 million decrease in consulting and professional service costs.

Selling and Marketing

Selling and marketing expense increased by $32.6 million to $174.8 million, or 22.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily due to a $27.5 million increase in personnel-related costs, including a $16.1 million increase in stock-based compensation, primarily due to the acquisition of EvolutionIQ in January 2025, and a $3.1 million increase in consulting and professional service costs.

General and Administrative

General and administrative expense decreased by $11.6 million to $206.6 million, or -5.3%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease was primarily due to a $23.5 million decrease in stock-based compensation, partially offset by a $7.1 million increase in personnel-related costs, a $1.7 million increase in IT related costs, a $1.5 million increase in office rent, primarily due to the acquisition of EvolutionIQ in January 2025, and a $1.5 million increase in other business taxes.

Amortization of Intangible Assets

Amortization of intangible assets was $74.0 million and $71.8 million for the years ended December 31, 2025 and 2024, respectively. The increase in amortization of intangible assets was due to the intangible assets recognized as part of the acquisition of EvolutionIQ in January 2025.

Interest Expense

Interest expense increased by $6.4 million to $71.0 million, or 9.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was due to interest incurred on the Promissory Note Payable by CCC Cayman and its subsidiaries issued to a minority investor in May 2025 and interest incurred on an additional $225.0 million term loan as part of the third amendment for the 2021 Credit Agreement, entered into in January 2025, partially offset by lower variable interest rates during the year ended December 31, 2025, compared to the year ended December 31, 2024.

Interest Income

Interest income decreased $7.3 million to $4.9 million for the year ended December 31, 2025. The decrease was due to lower average balances within interest bearing accounts and money market funds during the year ended December 31, 2025.

Other (Expense) Income-Net

For the year ended December 31, 2025, we incurred other expense-net of $6.2 million, compared to other income-net of $2.2 million for the year ended December 31, 2024. The change was primarily attributable to a $5.4 million reduction in income from derivative instruments and a $3.2 million change in the fair value of derivative instruments.

Income Tax Provision

Income tax provision is $19.8 million for the year ended December 31, 2025, compared to $13.1 million for the year ended December 31, 2024. The income tax provision for the year ended December 31, 2025 was due to the Company's taxable income, after the effect of permanent differences related to stock-based compensation expense. The income tax provision for the year ended December 31, 2024 was primarily due to the Company's pretax income.

Comparison of Fiscal Year Ended December 31, 2024 to Fiscal Year Ended December 31, 2023

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located in our Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 25, 2025, for the discussion of the comparison of the year ended December 31, 2024 to the year ended December 31, 2023, the earliest of the three fiscal years presented in the consolidated financial statements.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe that Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share, and Free Cash Flow, which are each non-GAAP measures, are useful in evaluating our operational performance. We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes and setting management bonus programs. We believe that non-GAAP financial information, when taken collectively with GAAP measures, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our computation of these non-GAAP measures may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis.

Adjusted Gross Profit

We believe that Adjusted Gross Profit, as defined below, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results. Adjusted Gross Profit is defined as gross profit adjusted for amortization of acquired technologies, stock-based compensation and related employer payroll tax and impairment of acquired technologies. The Adjusted Gross Margin is defined as Adjusted Gross Profit divided by Revenue.

The following table reconciles Gross Profit to Adjusted Gross Profit for the years ended December 31, 2025, 2024 and 2023:

(amounts in thousands, except percentages)	Year ended December 31,		
	2025	2024	2023
Gross Profit	$776,808	$713,803	$636,159
Amortization of acquired technologies	17,473	9,000	26,464
Stock-based compensation and related employer payroll tax	11,599	9,943	9,129
Impairment of acquired technologies	—	—	431
Adjusted Gross Profit	$805,880	$732,746	$672,183
Gross Profit Margin	73%	76%	73%
Adjusted Gross Profit Margin	76%	78%	78%

Adjusted Operating Expenses

We believe that Adjusted Operating Expenses, as defined below, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results. Adjusted Operating Expenses is defined as operating expenses adjusted for amortization of intangible assets, stock-based compensation expense and related employer payroll tax, costs associated with the acquisition and integration of completed and potential mergers and acquisitions ("M&A"), litigation proceeds (costs), net and costs in legal matters in which we were the plaintiff and related antitrust matters, equity transaction and related costs, including secondary offering costs, debt refinancing costs, change in fair value of contingent consideration and goodwill and intangible asset impairment charges.

The following table reconciles operating expenses to Adjusted Operating Expenses for the years ended December 31, 2025, 2024 and 2023:

(dollar amounts in thousands)	Year ended December 31,		
	2025	2024	2023
Operating expenses	$ 682,966	$ 633,698	$ 660,084
Amortization of intangible assets	(74,047)	(71,768)	(71,972)
Stock-based compensation expense and related employer payroll tax	(169,686)	(167,865)	(138,578)
M&A and integration costs	(8,831)	(9,193)	(3,372)
Litigation proceeds (costs), net	3,665	(4,455)	(5,068)
Equity transaction costs, including secondary offering costs	(724)	(1,938)	(2,031)
Debt refinancing costs	(4,359)	—	—
Change in fair value of contingent consideration	—	100	—
Goodwill and intangible asset impairment charges	—	—	(82,311)
Adjusted operating expenses	$ 428,984	$ 378,579	$ 356,752

Adjusted Operating Income

We believe that Adjusted Operating Income, as defined below, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results. Adjusted Operating Income is defined as operating income (loss) adjusted for amortization, stock-based compensation expense and related employer payroll tax, costs associated with the acquisition and integration of completed and potential M&A, litigation (proceeds) costs, net and costs in legal matters in which we are the plaintiff and related antitrust matters, equity transaction and related costs, including secondary offering costs, debt refinancing costs, change in fair value of contingent consideration and goodwill and intangible asset impairment charges.

The following table reconciles operating income (loss) to Adjusted Operating Income for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,		
(dollar amounts in thousands)	2025	2024	2023
Operating income (loss)	$ 93,842	$ 80,105	$ (23,925)
Amortization of intangible assets	74,047	71,768	71,972
Amortization of acquired technologies—Cost of revenue	17,473	9,000	26,464
Stock-based compensation expense and related employer payroll tax	181,285	177,808	147,707
M&A and integration costs	8,831	9,193	3,372
Litigation (proceeds) costs, net	(3,665)	4,455	5,068
Equity transaction costs, including secondary offering costs	724	1,938	2,031
Debt refinancing costs	4,359	—	—
Change in fair value of contingent consideration	—	(100)	—
Goodwill and intangible asset impairment charges	—	—	82,742
Adjusted operating income	$376,896	$354,167	$315,431

Adjusted EBITDA

We believe that Adjusted EBITDA, as defined below, is useful in evaluating our operational performance distinct and apart from financing costs, certain expenses that may not be indicative of our recurring core business operating results and non-operational expenses. Adjusted EBITDA is defined as net income (loss) adjusted for interest, taxes, amortization, depreciation, stock-based compensation expense and related employer payroll tax, costs associated with the acquisition and integration of completed and potential M&A, litigation (proceeds) costs, net and costs in legal matters in which we are the plaintiff and related antitrust matters, equity transaction and related costs, including secondary offering costs, change in fair value of derivative instruments, income from derivative instruments, debt refinancing costs, change in fair value of contingent consideration, change in fair value of warrant liabilities, goodwill and intangible asset impairment charges. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenue.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,		
(dollar amounts in thousands)	2025	2024	2023
Net income (loss)	$ 1,688	$ 31,240	$ (90,071)
Interest expense	71,007	64,608	63,577
Interest income	(4,882)	(12,203)	(16,252)
Income tax provision	19,841	13,074	5,524
Amortization of intangible assets	74,047	71,768	71,972
Amortization of acquired technologies—Cost of revenue	17,473	9,000	26,464
Depreciation and amortization related to software, equipment and property	8,727	8,774	8,577
Depreciation and amortization related to software, equipment and property—Cost of revenue	50,033	34,134	28,325
Stock-based compensation expense and related employer payroll tax	181,285	177,808	147,707
M&A and integration costs	8,831	9,193	3,372
Litigation (proceeds) costs, net	(3,665)	4,455	5,068
Equity transaction costs, including secondary offering costs	724	1,938	2,031
Change in fair value of derivative instruments	8,386	5,233	5,743

(dollar amounts in thousands)	2025	2024	2023
Income from derivative instruments	(1,811)	(7,167)	(6,460)
Debt refinancing costs	4,359	—	—
Change in fair value of contingent consideration	—	(100)	—
Change in fair value of warrant liabilities	—	(14,378)	15,096
Goodwill and intangible asset impairment charges	—	—	82,742
Adjusted EBITDA	$436,043	$397,377	$353,415
Adjusted EBITDA Margin	41%	42%	41%

Year ended December 31,

Adjusted Net Income and Adjusted Earnings Per Share

We believe that Adjusted Net Income, as defined below, and Adjusted Earnings Per Share are useful in evaluating our operational performance distinct and apart from certain expenses that may not be indicative of our recurring core business operating results. Adjusted Net Income is defined as net income (loss) adjusted for the after-tax effects of amortization, stock-based compensation expense and related employer payroll tax, costs associated with the acquisition and integration of completed and potential M&A, litigation (proceeds) costs, net and costs in legal matters in which we are the plaintiff and related antitrust matters, equity transaction and related costs, including secondary offering costs, change in fair value of derivative instruments, debt refinancing costs change in fair value of contingent consideration, change in fair value of warrant liabilities and goodwill and intangible asset impairment charges.

The following table reconciles net income (loss) to Adjusted Net Income and Adjusted Earnings per Share for the years ended December 31, 2025, 2024 and 2023.

(dollar amounts in thousands)	2025		2024		2023	
Net income (loss)	$	1,688	$	31,240	$	(90,071)
Amortization of intangible assets		74,047		71,768		71,972
Amortization of acquired technologies—Cost of revenue		17,473		9,000		26,464
Stock-based compensation expense and related employer payroll tax		181,285		177,808		147,707
M&A and integration costs		8,831		9,193		3,372
Litigation (proceeds) costs, net		(3,665)		4,455		5,068
Equity transaction costs, including secondary offering costs		724		1,938		2,031
Change in fair value of derivative instruments		8,386		5,233		5,743
Debt refinancing costs		4,359		—		—
Change in fair value of contingent consideration		—		(100)		—
Change in fair value of warrant liabilities		—		(14,378)		15,096
Goodwill and intangible asset impairment charges		—		—		82,742
Tax effect of adjustments		(55,105)		(58,086)		(59,638)
Adjusted net income	$	238,023	$	238,071	$	210,486
Adjusted net income per share attributable to common stockholders						
Basic	$	0.38	$	0.39	$	0.34
Diluted	$	0.36	$	0.37	$	0.32
Weighted average shares outstanding						
Basic		629,960,378		610,761,424		617,889,384
Diluted		659,585,375		641,875,525		651,587,360

Year ended December 31,

Free Cash Flow

We believe that Free Cash Flow, as defined below, provides meaningful supplemental information regarding our ability to generate cash and fund our operations and capital expenditures. Free Cash Flow is defined as net cash provided by operating activities less cash used for the purchases of software, equipment and property.

The following table reconciles net cash provided by operating activities to Free Cash Flow for the years ended December 31, 2025, 2024 and 2023:

(dollar amounts in thousands)	Year ended December 31,		
	2025	2024	2023
Net cash provided by operating activities	$315,479	$283,886	$250,033
Less: Purchases of software, equipment, and property	(60,971)	(53,012)	(55,032)
Free Cash Flow	$254,508	$230,874	$195,001

Liquidity and Capital Resources

We have financed our operations with cash flows from operations. The Company generated $315.5 million of cash flows from operating activities for the year ended December 31, 2025. As of December 31, 2025, the Company had cash and cash equivalents of $111.2 million and a working capital surplus of $101.0 million. As of December 31, 2025, the Company had an accumulated deficit totaling $1,695.1 million and $1,291.0 million principal outstanding on our term loan.

We believe that our existing cash and cash equivalents, our cash flows from operating activities and our borrowing capacity under our 2021 Revolving Credit Facility will be sufficient to fund our operations, fund required long-term debt repayments and meet our commitments for capital expenditures for at least the next twelve months.

We are not currently a party to any material definitive agreement regarding potential investments in, or acquisitions of, complementary business, applications or technologies. However, we may enter into these types of arrangements, which could reduce our cash and cash equivalents or require us to seek additional equity or debt financing. Additional funds from financing arrangements may not be available on terms favorable to us or at all. We may require additional borrowings under our credit arrangements and alternative forms of financings or investments to achieve our longer-term strategic plans.

Debt

On September 21, 2021, CCC Intelligent Solutions Inc., an indirect wholly owned subsidiary of the Company, together with certain of the Company's subsidiaries acting as guarantors entered into a credit agreement (as amended, the "2021 Credit Agreement").

2021 Credit Agreement — The 2021 Credit Agreement originally consisted of an $800.0 million term loan, the proceeds of which, with cash on hand were used to repay all outstanding borrowings under the Company's previous credit agreement. The 2021 Credit Agreement also includes a revolving credit facility ("2021 Revolving Credit Facility") for an aggregate principal amount of $250.0 million. The 2021 Revolving Credit Facility has a sublimit of $75.0 million for letters of credit.

2024 Refinancing — In September 2024, the Company entered into Amendment No. 2 to the 2021 Credit Agreement (the "Second Amendment") to (i) remove the secured overnight financing rate ("SOFR") credit adjustment applicable to the 2021 Revolving Credit Facility and (ii) reduce the applicable interest rate for the 2021 Revolving Credit Facility by 0.25%. Additionally, the maturity date for the 2021 Revolving Credit Facility was extended to September 23, 2029, subject to a springing maturity date of June 22, 2028 if greater than $234.0 million of the initial Term Loan B remains outstanding as of such date.

At the time of entering into the 2021 Credit Agreement, the Company incurred $3.1 million in financing costs related to the 2021 Revolving Credit Facility. The Company incurred $0.7 million in financing costs related to the Second Amendment. These costs were recorded to a deferred financing fees asset account and are being amortized to interest expense over the term of the 2021 Revolving Credit Facility. As of December 31, 2025 and December 31, 2024, the deferred financing fees asset balance was $1.4 million and $1.7 million, respectively.

2025 Additional Borrowing and Refinancing — On January 6, 2025, in conjunction with the acquisition of EvolutionIQ (Note 3), the Company entered into the Third Amendment to the 2021 Credit Agreement that provided the Company with incremental term loans in an aggregate principal amount of $225.0 million (the "Incremental Term Loans"). Immediately after the Third Amendment, the Incremental Term Loans were repayable in quarterly installments in an amount equal to 0.25% of the original principal amount, with the balance payable at maturity, September 21, 2028.

Immediately after the Third Amendment, the interest rate per annum applicable to the Incremental Term Loans were based on a fluctuating rate of interest, determined by the Company's leverage ratio, as defined in the 2021 Credit Agreement. In connection with the Fourth Amendment (as defined below), the Incremental Term Loans were refinanced together with other term loans outlined in the following paragraphs.

On January 23, 2025, the Company entered into the Fourth Amendment to the 2021 Credit Agreement.

Pursuant to the terms of the Fourth Amendment, (i) the Company incurred incremental term loans in an aggregate principal amount of $225.0 million, which were used to refinance certain outstanding incremental term loans (including the Incremental Term Loans), (ii) the maturity of all term loans under the 2021 Credit Agreement was extended to January 23, 2032, (iii) the credit spread adjustment applicable to SOFR loans under the 2021 Credit Agreement was removed, and (iv) interest rate margin applicable to all term loans under the 2021 Credit Agreement was removed.

On December 12, 2025, the Company entered into the Fifth Amendment to the 2021 Credit Agreement.

Pursuant to the terms of the Fifth Amendment, the Company incurred incremental term loans in an aggregate principal amount $300.0 million, which were used to fund the ASR program (Note 19).

All other terms and conditions within the Company's 2021 Credit Agreement were unchanged as part of the Amendments.

Upon execution of the Fifth Amendment, the Company had outstanding borrowings under all term loans under the 2021 Credit Agreement of $1,291 million (the "Term Loan") and a revolving credit facility for an aggregate principal amount of $250.0 million (the "2021 Revolving Credit Facility" and together with the Term Loan, the "2021 Credit Facilities").

The Company incurred $6.5 million in costs related to the Third Amendment and Fourth Amendment, recorded as contra debt. The Company incurred $1.2 million in costs related to the Fifth Amendment, recorded as contra debt. These costs are being amortized to interest expense over the term of the Term Loan using the effective interest method.

The Term Loan requires quarterly principal payments of $3.3 million until December 31, 2031, with the remaining outstanding principal amount required to be paid on the maturity date, January 23, 2032. If the Company's leverage ratio, as defined in the 2021 Credit Agreement is greater than 3.5, the Term Loan requires a prepayment of principal, subject to certain exceptions, in connection with the receipt of proceeds from certain asset sales, casualty events, and debt issuances by the Company, and up to 50% of annual excess cash flow, as defined in and as further set forth in the 2021 Credit Agreement. When a principal prepayment is required, the prepayment offsets the future quarterly principal payments of the same amount. As of December 31, 2025 and 2024, the Company's leverage ratio did not exceed the 3.5 threshold and the Company was not subject to the annual excess cash flow calculation, and as such, not required to make a prepayment of principal.

As of December 31, 2025 and 2024, the amount outstanding on the Term Loan is $1,291.0 million and $776.0 million, respectively, of which $13.0 million and $8.0 million, respectively, is classified as current in the accompanying consolidated balance sheets.

Borrowings under the 2021 Credit Facilities bore interest at rates based on the ratio of CCC Intelligent Solutions Inc. and certain of its subsidiaries' consolidated first lien net indebtedness to consolidated EBITDA for applicable periods specified in the 2021 Credit Agreement.

From and after the Fourth Amendment, the interest rate per annum applicable to the Term Loan is based on a fluctuating rate of interest equal to the sum of an applicable rate and, at the Company's election from time to time, either:

(1) 1.00% in the case of base rate loans, and 2.00%, in the case of SOFR (or the Euro Interbank Offer Rate ("EURIBOR") or the Sterling Overnight Indexed Average ("SONIA")) loans, if S&P and Moody's Debt First Lien Leverage Ratio Ratings (as defined in the Credit Agreement) are below BB- (with a stable outlook) or below Ba3 (with a stable outlook) (or if for any reason this category does not apply, including if the Borrower has only one Debt Rating or the Borrower does not have any Debt Rating); or

(2) 0.75%, in the case of base rate loans, and 1.75%, in the case of SOFR (or EURIBOR or SONIA) loans, if S&P and Moody's Debt First Lien Leverage Ratio Ratings are both BB- (with a stable outlook) or better and Ba3 (with a stable outlook) or better.

Prior to the Fourth Amendment, the interest rate per annum applicable to the loans is based on a fluctuating rate of interest equal to the sum of an applicable rate and term SOFR (or EURIBOR or SONIA) with a term, as selected by the Company, of one, three or six months (subject to (x) in the case of term loans, a 0.50% per annum floor and (y) in the case of revolving loans, a 0.00% per annum floor).

A quarterly commitment fee of up to 0.50% is payable on the unused portion of the 2021 Revolving Credit Facility.

During the years ended December 31, 2025, 2024, and 2023, the weighted-average interest rate on the outstanding borrowings under the Term B Loan was 6.2%, 7.6% and 7.5%, respectively.

As of December 31, 2025 and December 31, 2024, the Company has an outstanding standby letter of credit for $1.1 million and $0.7 million, respectively, which reduces the amount available to be borrowed under the 2021 Revolving Credit Facility. As of December 31, 2025 and 2024, $248.9 million and $249.3 million, respectively, was available to be borrowed.

Borrowings under the 2021 Credit Agreement are guaranteed by Cypress Holdings Intermediate Holdings II, LLC., and certain of its US subsidiaries by a perfected first priority lien on the stock of CCC Intelligent Solutions Inc., and substantially all of its assets, subject to various limitations and exceptions.

The 2021 Credit Agreement contains representations and warranties, and affirmative and negative covenants, that among other things, restrict, subject to certain exceptions, our ability to: incur additional indebtedness, incur liens, engage in mergers, consolidations, liquidations or dissolutions; pay dividends and distributions on, or redeem, repurchase or retire our capital stock; and make certain investments, acquisitions, loans, or advances.

The terms of the 2021 Credit Agreement include a financial covenant which requires that, at the end of each fiscal quarter, if the aggregate amount of borrowings under the 2021 Revolving Credit Facility exceeds 35% of the aggregate commitments of the Company, the leverage ratio of CCC Intelligent Solutions Inc. and certain of its subsidiaries cannot exceed 6.25 to 1.00. Borrowings under the 2021 Revolving Credit Facility did not exceed 35% of the aggregate commitments and the Company was not subject to the leverage test as of December 31, 2025 and 2024.

Interest Rate Caps—In August 2022, the Company entered into two interest rate cap agreements to reduce its exposure to increases in interest rates applicable to its floating rate long-term debt. The interest rate cap agreements had an aggregate notional amount of $600.0 million and a one-month SOFR cap rate of 4.00%.

The fair value of the interest rate cap agreements was estimated using inputs that were observable or that could be corroborated by observable market data and therefore, was classified within Level 2 of the fair value hierarchy as of December 31, 2024. The Company did not designate its interest rate cap agreements as hedging instruments and records the changes in fair value within earnings. As of December 31, 2025, the interest rate cap agreements had no fair value within the accompanying consolidated balance sheet. The interest rate cap agreements expired in July 2025.

Cash received related to the interest rate cap agreements was $1.4 million, $7.2 million, and $6.5 million for the years ended December 31, 2025, 2024, and 2023, respectively, recorded within other (expense) income-net on the consolidated statement of operations and comprehensive income (loss).

Interest Rate Swaps—In February 2025, the Company entered into three interest rate swap agreements (the "Swaps") to reduce its exposure to variability from future cash flows resulting from interest rate risk related to its floating rate long-term debt. Pursuant to the terms of the Swaps, beginning on July 31, 2025, the Company will pay an average fixed interest rate of 3.94% on an aggregate notional amount corresponding to borrowings of $750.0 million in exchange for receipts on the same notional amount at a floating interest rate based on the applicable SOFR at the time of payment. The Swaps expire on July 31, 2027.

The fair value of the interest rate swap agreements was estimated using inputs that were observable or that could be corroborated by observable market data and therefore, was classified within Level 2 of the fair value hierarchy as of December 31, 2025. The Company does not designate its interest rate swap agreements as hedging instruments and records the changes in fair value within earnings. As of December 31, 2025, the aggregate fair value of the Swaps was a liability of $7.4 million (see Note 5).

Net cash received related to the Swaps was $0.4 million for the years ended December 31, 2025, recorded within other (expense) income-net on the consolidated statement of operations and comprehensive income (loss).

Contractual Obligations and Commitments

Our estimated future contractual obligations and commitments as of December 31, 2025 consist of:

- Principal payments related to our long-term debt and related periodic interest payments;

- Operating lease liabilities;

- Long-term licensing agreement; and

- Other contractual purchase obligations.

Refer to Note 6 "Income Taxes," Note 10 "Leases," Note 15 "Long-Term Debt," Note 16 "Long-Term Licensing Agreement," and Note 23 "Commitments" to our consolidated financial statements included in this Annual Report on Form 10-K for more information regarding our material contractual obligations and commitments.

Cash Flows

The following table provides a summary of cash flow data for the years ended December 31, 2025, and 2024:

	Year ended December 31,	
(dollar amounts in thousands)	2025	2024
Net cash provided by operating activities	$ 315,479	$283,886
Net cash used in investing activities	(471,383)	(53,012)
Net cash used in by financing activities	(132,113)	(27,294)
Net effect of exchange rate change	226	(169)
Change in cash and cash equivalents	$(287,791)	$203,411

2025

Net cash provided by operating activities was $315.5 million for the year ended December 31, 2025. Net cash provided by operating activities consists of net income of $1.7 million, adjusted for $356.8 million of non-cash items, $(32.0) million for changes in working capital and $(11.0) million for the effect of changes in other operating assets and liabilities. Significant non-cash adjustments include stock-based compensation expense of $175.4 million, depreciation and amortization of $150.3, change in fair value of derivative instruments of $8.4 million and deferred income tax benefits of $18.5 million. The change in working capital was primarily a result of a $30.1 million increase in accounts receivable due to revenue growth and the timing of payments, a $25.9 million change in income taxes due to timing of payments, partially offset by a $12.1 million increase in accounts payable, a $8.1 million increase in accrued expenses and costs and a $6.4 million increase in deferred revenue.

Net cash used in investing activities was $471.4 million for the year ended December 31, 2025. Net cash used in investing activities was due to $410.4 million used for the acquisition of EvolutionIQ and $61.0 million of capitalized internally developed software projects and purchases of software, equipment, and property.

Net cash used in financing activities was $132.1 million for the year ended December 31, 2025. Net cash used by financing activities was primarily due to $600.6 million for the repurchase of common stock, $48.5 million of payments for employee tax liabilities related to the net share settlement of employee equity awards, $10.0 million of principal payments of long-term debt, and $7.7 million of payments for fees associated with a debt modifications, partially offset by $525.0 million of incremental term loans used for the acquisition of EvolutionIQ and the Accelerated Share Repurchase program, $5.0 million of proceeds from the issuance of stock under the employee stock purchase plan, and $4.7 million of proceeds from stock option exercises.

2024

Net cash provided by operating activities was $283.9 million for the year ended December 31, 2024. Net cash provided by operating activities consists of net income of $31.2 million, adjusted for $257.6 million of non-cash items, $(7.3) million for changes in working capital and $2.3 million for the effect of changes in other operating assets and liabilities. Significant non-cash adjustments include stock-based compensation expense of $171.0 million, depreciation and amortization of $123.7, change in fair value of warrant liabilities of $(14.3) million, change in fair value of derivative instruments of $5.2 million and deferred income tax benefits of $(30.5) million. The change in working capital was primarily a result of a $7.1 million change in income taxes due to timing of payments, a $4.5 million increase in deferred contract costs due to amounts deferred on new contracts and a $4.2 million increase in accounts receivable due to revenue growth, partially offset by a $4.3 million decrease in other current assets due to timing of payments for prepaid and other deferred costs and an increase in accounts payable of $2.1 million.

Net cash used in investing activities was $53.0 million for the year ended December 31, 2024. Net cash used in investing activities was due to purchases of software, equipment and property, primarily from capitalized time on new and enhanced customer solutions and platform development.

Net cash used in financing activities was $27.3 million for the year ended December 31, 2024. Net cash used in financing activities was primarily due to $57.8 million of payments for employee tax liabilities related to the net share settlement of employee equity awards and $8.0 million of long-term debt payments, partially offset by $33.5 million of proceeds from stock option exercises and $5.7 million of proceeds from shares purchased through the Company's Employee Stock Purchase Plan.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. Our estimates are based on our historical experience, trends and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material.

For information on our significant accounting policies, see Note 2 to our audited consolidated financial statements.

We believe the following critical accounting policies affect our most significant judgments and estimates used in preparation of our consolidated financial statements:

- Revenue Recognition
- Valuation of Goodwill and Intangible Assets
- Stock-based Compensation
- Business Combinations

Revenue Recognition

Revenue recognition requires judgment and the use of estimates. The Company generates revenue from subscription-based contracts that are billed either on a subscription or transactional basis. Revenue is derived from the sale of SaaS subscriptions, and other revenue, primarily professional and non-software services.

The estimates and assumptions requiring significant judgment under our revenue recognition policy in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, are as follows:

Determine the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur. The sale of our SaaS subscriptions may include variable consideration related to usage-based contracts and provisions for additional fees when the volume of a customer's transactions exceeds agreed upon maximums within defined reporting periods. We estimate variable consideration based on the most likely amount, to the extent that a significant revenue reversal is not probable to occur.

The Company may occasionally recognize an adjustment in revenue in the current period for performance obligations partially or fully satisfied in the previous periods resulting from changes in estimates for the transaction price, including any changes to the Company's assessment of whether an estimate of variable consideration is constrained. For the years ended December 31, 2025, 2024 and 2023, the impact on revenue recognized in the respective period, from performance obligations partially or fully satisfied in the previous period, was not significant.

Determine the amortizable life of contract assets

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to generally be between three and five years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Most often with larger customers, a new contract or amended master agreement will not include a renewal period that requires assessment of whether the new business and renewal business commissions are commensurate. This is because the solutions and services offered as part of the new contract or amended agreement will be different from the original due to changes in technology and offerings. While the renewal period may be reached, most often a new multi-year agreement is signed that includes new services and features which will pay out a commission on the new services and features at the new business percentage and the renewal services and features at the renewal commission percentage. In situations when the renewal period is triggered, it is typically with smaller customers where the sales commission paid is insignificant. Thus, sales commissions are amortized on a systematic basis over three to five years which corresponds to the period and pattern in which revenue is recognized. Sales commissions for renewal contracts are deferred and then amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in selling and marketing expenses on the consolidated statements of operations and comprehensive income (loss).

Valuation of Goodwill and Intangible Assets

We perform an annual assessment for impairment of goodwill and indefinite-lived intangible assets each fiscal year, or whenever events occur or circumstances indicate that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is below its carrying value.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of a reporting unit for the purposes of our annual or periodic impairment analyses, we make estimates and significant judgments about the future cash flows of that reporting unit. These estimates of future cash flows are dependent on internal forecasts and determination of the Company's weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit. Our cash flow forecasts are based on assumptions that represent the highest and best use for our reporting units. Changes in judgment on these assumptions and estimates could result in goodwill impairment charges. We believe that the assumptions and estimates utilized are appropriate based on the information available to management.

We have three reporting units, Domestic, EvolutionIQ, and China, for purposes of analyzing goodwill.

For the Domestic reporting unit, the Company performed a quantitative goodwill impairment assessment as of November 30, 2025. The fair value of the reporting unit exceeded its carrying value, and no impairment was recorded. For the years ended December 31, 2024, and December 31, 2023, the Company performed a qualitative assessment as of November 30, for its Domestic reporting unit's goodwill and trademark indefinite life intangible assets. For the qualitative analysis, the Company assessed several events and circumstances that could affect the significant inputs used to determine the fair values of the reporting unit and trademarks, including the significance of the amount of excess fair value over carrying value, consistency of operating margins and cash flows, budgeted-to-actual performance from prior year, overall change in economic climate, changes in the industry and competitive environment, key management turnover, and earnings quality and sustainability. There were no unanticipated changes or negative indicators in the above qualitative factors that would impact the fair values as of the annual impairment date. As such, the Company determined there were no indicators of impairment and that it is more likely than not that the fair value of the reporting unit and trademarks are greater than their carrying values and therefore performing the next step of the impairment test was unnecessary.

For the EvolutionIQ reporting unit, which was acquired in January 2025, the Company performed a quantitative goodwill impairment assessment as of November 30, 2025. The fair value of the reporting unit exceeded its carrying value, and no impairment was recorded. No goodwill impairment assessments were required for EvolutionIQ in 2024 or 2023, as the acquisition occurred in 2025.

During May 2023, as a result of adverse macroeconomic impacts due to changes in market conditions and increases in interest rates, which contributed to downward revisions to future projected earnings and cash flows, we performed an interim quantitative goodwill test of our China reporting unit. As a result of our quantitative impairment test, we determined the fair value of our China reporting unit was less than its carrying value and we recorded a goodwill impairment charge of $77.4 million during the year ended December 31, 2023.

If management's estimates of future operating results change or if there are changes to other assumptions due to these factors, the estimate of the fair value may change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Intangible assets with finite lives are amortized over their estimated useful life on a straight-line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization period. We test these assets for potential impairment whenever our management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The original estimate of an asset's useful life and the impact of an event or circumstance on either an asset's useful life or carrying value involve significant judgment regarding estimates of the future cash flows associated with each asset.

There was no impairment charge recorded during the years ended December 31, 2025 and 2024. During the year ended December 31, 2023, the Company recorded an impairment charge to its China reporting unit's customer relationships and acquired technologies intangible assets.

The Company's forecast of the China reporting unit's expected cash flows indicated the carrying amounts of the intangible assets were not recoverable and therefore the Company recorded an impairment charge of $5.3 million.

Stock-based Compensation

The Company accounts for stock-based compensation plans in accordance with ASC 718, *Compensation—Stock Compensation*, which requires the recognition of expense measured based on the grant date fair value of the stock-based awards. Our stock-based awards include stock options, restricted stock units ("RSUs"), restricted stock awards ("RSAs"), and shares issued through our employee stock purchase program. Stock-based payment awards that are settled in cash are accounted for as liabilities. Our stock-based awards have service-based vesting, performance-based vesting and performance-based vesting subject to a market condition.

The grant date fair value of our service-based awards, excluding RSUs and RSAs, is determined using the Black-Scholes option-pricing model. The fair value of each service-based and performance-based RSU is determined using the fair value of the underlying common stock on the date of grant. The fair value of each award with performance-based vesting subject to a market condition is determined using a Monte Carlo simulation model.

For stock-based awards with only service conditions, we recognize stock-based compensation expense on a straight-line basis over the requisite service period only for the portion of awards expected to vest, based on an estimated forfeiture rate. For stock-based awards with only performance conditions, we recognize stock-based compensation expense on a straight-line basis over the explicit performance period when the performance targets are probable of being achieved. As of each reporting period, we estimate the number of RSUs with a performance-based vesting component that are expected to vest based on our current estimate of performance compared to the target metrics and record a cumulative-effect adjustment to stock-based compensation expense when necessary. We recognize stock-based compensation expense on awards with performance-based vesting subject to a market condition when the performance targets are considered probable of being achieved. The determination of the grant date fair value for these awards is affected by assumptions regarding a number of complex and subjective variables, including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends. The market condition of these awards impacts the fair value at the grant date and is the reason the Monte Carlo simulation method is utilized to determine fair value. For stock-based awards that are accounted for as liabilities, we remeasure the fair value of the associated liability at each reporting date through settlement using the Black-Scholes option pricing model and recognize the adjustment as stock-based compensation expense.

See Note 21 to our consolidated financial statements for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model and Monte Carlo simulation method to determine the estimated fair value of our stock-based awards with service vesting and performance vesting. Some of these assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Business Combinations

The results of a business acquired in a business combination are included in our consolidated financial statements as of the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed and allocate the purchase price to the respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, royalty rates, and selection of comparable companies. We engage third-party valuation specialists to assist in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. The resulting fair values and useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur, we may be required to record a charge against the value ascribed to an acquired asset, an increase in the amounts recorded for assumed liabilities, or an impairment of some or all of the goodwill.

Goodwill and intangible assets recognized in connection with our acquisition of EvolutionIQ in January 2025 was $537.8 million and $167.9 million, respectively.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, and inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on $1,291.0 million of borrowings at December 31, 2025 that are floating rate obligations. These market risks result primarily from changes in SOFR.

Interest rate fluctuations can affect the fair value of our floating rate debt, as well as earnings and cash flows. If market interest rates rise, our earnings and cash flows could be adversely affected by an increase in interest expense. In contrast, lower interest rates may reduce our borrowing costs and improve our operational results. We continuously monitor our interest rate exposure and have elected to use derivative instruments to manage interest rate risk associated with floating rate debt.

As of December 31, 2025, a 100-basis point increase in interest rates would increase annual interest expense by $12.9 million.

To reduce our exposure to increases in interest rates applicable to our floating rate long-term debt, we have three interest rate swap agreements where we pay an average fixed interest rate of 3.94% on an aggregate notional amount corresponding to borrowings of $750.0 million in exchange for receipts on the same notional amount at a floating interest rate based on the applicable SOFR at the time of payment. The Swaps expire on July 31, 2027.

Foreign Currency Risk

Our reporting currency is the U.S. dollar, however for operations located in China, the functional currency is the local currency. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains and losses related to transactions denominated in currencies other than the U.S. dollar, we believe that a 10% change in foreign exchange rates would not have a material impact on our results of operations.

Item 8.   Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of CCC Intelligent Solutions Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CCC Intelligent Solutions Holdings Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), mezzanine equity and stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Refer to Notes 2 and 4 to the financial statements.

Critical Audit Matter Description

The Company generates revenue from contracts that are generally billed either on a monthly subscription or transactional basis. Revenue is made up of a significant volume of transactions and sourced from systems and applications across different business markets. The processing of transactions and recording of revenue involves a combination of manual data input and automation, including migrating, formatting, and combining significant volumes of data across systems and interfaces. Management applies significant effort and judgment in evaluating contracts with customers in accordance with Accounting Standards Codification ("ASC") 606, Contracts with Customers.

We identified revenue recognition as a critical audit matter given the increased extent of effort, including the need for us to involve professionals with expertise in information technology (IT), to identify, test, and evaluate the Company's systems, applications, and automated controls. High level of auditor judgement was necessary to determine the nature, timing and extent of audit procedures with respect to the auditing of revenue in accordance with ASC 606.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's recording of revenue included the following, among others:

- With the assistance of our IT specialists, we:

    ○ Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

    ○ Tested system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

- We tested controls within the relevant revenue business processes, including those in place to record revenue.

- We selected a sample of contracts and evaluated the terms of the arrangement to assess whether accounting conclusions were in accordance with ASC 606.

- For a sample of revenue transactions, we tested the selected transactions by agreeing the amount of revenue recognized to source documents and tested the mathematical accuracy of the recorded revenue.

Acquisition of EvolutionIQ, Inc. — *Refer to Notes 2 and 3 to the financial statements*

Critical Audit Matter Description

The Company completed its acquisition of EvolutionIQ, Inc. for a total consideration of $674.3 million on January 6, 2025. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including acquired technology of $134.3M and customer relationships of $32.3 million (the "acquired intangible assets"). Management estimated the fair value of the acquired technology using the multi-period excess earnings method. Management estimated the fair value of the customer relationships using the distributor method. The fair value determination of the acquired technology and customer relationships required management to make significant estimates and assumptions, including future revenue projections and judgments on discount rates.

We identified the fair value of the acquired intangible assets from the EvolutionIQ acquisition as a critical audit matter because of the significant business assumptions and estimates used in the valuation of acquired intangible assets that possess higher degrees of complexity and sensitivity to the valuations. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions. The significant assumptions and estimates used to estimate the fair value of EvolutionIQ's acquired technology and customer relationships relate primarily to the future revenue projections and the discount rates applied to the future cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of the acquired technology and customer relationships as they relate to significant assumptions and estimates including future revenue projections and discount rates included the following, among others:

- We tested the effectiveness of internal controls over the valuation and accounting for the acquired technology and customer relationships, including management's controls related to the future revenue projections and discount rates.

- We assessed the reasonableness of management's future projected revenue by comparing the projections to historical results, certain peer companies, industry data, and Board of Directors presentations.

- We evaluated whether the future projected revenue was consistent with evidence obtained in other areas of the audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rates by:

  ○ Testing the source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation.

  ○ Developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/Deloitte & Touche LLP
Chicago, IL
February 24, 2026
We have served as the Company's auditor since 2006.

CCC INTELLIGENT SOLUTIONS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024
(In thousands, except share data)

	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 111,192	$ 398,983
Accounts receivable—Net of allowances of $3,773 and $4,692 as of December 31, 2025 and 2024, respectively	137,056	106,578
Income taxes receivable	33,274	7,743
Deferred contract costs	24,923	22,373
Other current assets	28,653	28,973
Total current assets	335,098	564,650
SOFTWARE, EQUIPMENT, AND PROPERTY—Net	166,796	172,079
OPERATING LEASE ASSETS	36,047	29,762
INTANGIBLE ASSETS—Net	1,010,658	934,278
GOODWILL	1,955,551	1,417,724
DEFERRED FINANCING FEES, REVOLVER—Net	1,368	1,743
DEFERRED CONTRACT COSTS	22,479	18,692
EQUITY METHOD INVESTMENT	10,228	10,228
OTHER ASSETS	35,207	34,062
TOTAL	$ 3,573,432	$ 3,183,218
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 30,954	$ 18,393
Accrued expenses	80,897	72,543
Income taxes payable	—	80
Current portion of long-term debt	13,033	8,000
Current portion of long-term licensing agreement—Net	3,466	3,257
Operating lease liabilities	7,785	7,658
Deferred revenue	72,793	44,915
Note payable to minority investor	25,197	—
Total current liabilities	234,125	154,846
LONG-TERM DEBT—Net	1,264,941	761,053
DEFERRED INCOME TAXES—Net	199,311	164,844
LONG-TERM LICENSING AGREEMENT—Net	20,968	24,435
OPERATING LEASE LIABILITIES	51,467	47,235
OTHER LIABILITIES	15,610	11,303
Total liabilities	1,786,422	1,163,716
COMMITMENTS AND CONTINGENCIES (Notes 23 and 24)		
MEZZANINE EQUITY:		
Redeemable non-controlling interest	—	21,679
STOCKHOLDERS' EQUITY:		
Preferred stock—$0.0001 par; 100,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock—$0.0001 par; 5,000,000,000 shares authorized; 605,449,050 and 629,207,115 shares issued and outstanding at December 31, 2025 and 2024, respectively	60	63
Additional paid-in capital	3,483,031	3,094,182
Accumulated deficit	(1,695,057)	(1,095,227)
Accumulated other comprehensive loss	(1,024)	(1,195)
Total stockholders' equity	1,787,010	1,997,823
TOTAL	$ 3,573,432	$ 3,183,218

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands, except share and per share data)

	2025	2024	2023
REVENUES.	$ 1,057,001	$ 944,800	$ 866,378
COST OF REVENUES			
Cost of revenues, exclusive of amortization and impairment of acquired technologies	262,720	221,997	203,324
Amortization of acquired technologies	17,473	9,000	26,464
Impairment of acquired technologies.	—	—	431
Total cost of revenues	280,193	230,997	230,219
GROSS PROFIT	776,808	713,803	636,159
OPERATING EXPENSES:			
Research and development	227,496	201,493	173,106
Selling and marketing	174,786	142,217	140,851
General and administrative	206,637	218,220	191,844
Amortization of intangible assets	74,047	71,768	71,972
Impairment of goodwill	—	—	77,405
Impairment of intangible assets.	—	—	4,906
Total operating expenses.	682,966	633,698	660,084
OPERATING INCOME (LOSS).	93,842	80,105	(23,925)
INTEREST EXPENSE	(71,007)	(64,608)	(63,577)
INTEREST INCOME.	4,882	12,203	16,252
CHANGE IN FAIR VALUE OF WARRANT LIABILITIES	—	14,378	(15,096)
OTHER (EXPENSE) INCOME—Net.	(6,188)	2,236	1,799
PRETAX INCOME (LOSS)	21,529	44,314	(84,547)
INCOME TAX PROVISION	(19,841)	(13,074)	(5,524)
NET INCOME (LOSS) INCLUDING NON-CONTROLLING INTEREST.	1,688	31,240	(90,071)
LESS: ACCRETION OF REDEEMABLE NON-CONTROLLING INTEREST.	(1,276)	(5,095)	(2,405)
NET INCOME (LOSS) ATTRIBUTABLE TO CCC INTELLIGENT SOLUTIONS HOLDINGS INC.'s COMMON STOCKHOLDERS	$ 412	$ 26,145	$ (92,476)
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.00	$ 0.04	$ (0.15)
Diluted	$ 0.00	$ 0.04	$ (0.15)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:			
Basic	629,960,378	610,761,424	617,889,384
Diluted	659,585,375	641,875,525	617,889,384
COMPREHENSIVE INCOME (LOSS):			
Net income (loss) including non-controlling interest	1,688	31,240	(90,071)
Other comprehensive income (loss)—Foreign currency translation adjustment	171	(122)	(189)
COMPREHENSIVE INCOME (LOSS) INCLUDING NON-CONTROLLING INTEREST	1,859	31,118	(90,260)
Less: accretion of redeemable non-controlling interest.	(1,276)	(5,095)	(2,405)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CCC INTELLIGENT SOLUTIONS HOLDINGS INC. COMMON STOCKHOLDERS.	$ 583	$ 26,023	$ (92,665)

See notes to consolidated financial statements.

CCC INTELLIGENT SOLUTIONS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands, except number of shares)

	Redeemable Non-Controlling Interest	Preferred Stock—Issued and Outstanding Number of Shares	Par Value	Common Stock—Issued and Outstanding Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
BALANCE—December 31, 2022	14,179	—	$—	622,072,905	$62	$2,754,055	$ (707,946)	$ (884)	$2,045,287
Stock-based compensation expense	—	—	—	—	—	144,628	—	—	144,628
Exercise of stock options—Net of tax	—	—	—	8,923,718	1	25,433	—	—	25,434
Issuance of common stock under employee stock purchase plan	—	—	—	641,691	—	4,761	—	—	4,761
Issuance of common stock upon vesting of RSUs—Net of tax	—	—	—	3,990,467	—	(16,715)	—	—	(16,715)
Repurchase and retirement of common stock	—	—	—	(32,500,000)	(3)	—	(328,450)	—	(328,453)
Accretion of redeemable non-controlling interest	2,405	—	—	—	—	(2,405)	—	—	(2,405)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(189)	(189)
Net loss	—	—	—	—	—	—	(90,071)	—	(90,071)
BALANCE—December 31, 2023	16,584	—	—	603,128,781	60	2,909,757	(1,126,467)	(1,073)	1,782,277
Stock-based compensation expense	—	—	—	—	—	171,038	—	—	171,038
Exercise of stock options—Net of tax	—	—	—	12,427,044	2	33,442	—	—	33,444
Issuance of common stock under employee stock purchase plan	—	—	—	608,891	—	5,745	—	—	5,745
Issuance of common stock upon vesting of RSUs—Net of tax	—	—	—	9,233,199	1	(57,827)	—	—	(57,826)
Warrant redemption	—	—	—	3,809,200	—	37,122	—	—	37,122
Accretion of redeemable non-controlling interest	5,095	—	—	—	—	(5,095)	—	—	(5,095)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(122)	(122)
Net income	—	—	—	—	—	—	31,240	—	31,240
BALANCE—December 31, 2024	21,679	—	—	629,207,115	63	3,094,182	(1,095,227)	(1,195)	1,997,823
Stock-based compensation expense	—	—	—	—	—	175,394	—	—	175,394
Exercise of stock options—Net of tax	—	—	—	1,496,563	—	4,703	—	—	4,703
Issuance of common stock under employee stock purchase plan	—	—	—	599,176	—	5,044	—	—	5,044
Issuance of common stock upon vesting of RSUs—Net of tax[1]	—	—	—	12,789,110	1	(45,454)	—	—	(45,453)
Issuance of restricted stock awards for business acquisition	—	—	—	792,174	—	—	—	—	—
Issuance of common stock for business acquisition[2]	—	—	—	26,035,603	3	250,438	—	—	250,441
Repurchase and retirement of common stock	—	—	—	(65,470,691)	(7)	—	(600,560)	—	(600,567)
Excise tax on repurchases of common stock	—	—	—	—	—	—	(958)	—	(958)
Accretion of redeemable non-controlling interest	1,276	—	—	—	—	(1,276)	—	—	(1,276)
Reclassification of redeemable non-controlling interest to note payable to minority investor	(22,955)	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	171	171
Net income	—	—	—	—	—	—	1,688	—	1,688
BALANCE—December 31, 2025	$ —	—	$—	605,449,050	$60	$3,483,031	$(1,695,057)	$(1,024)	$1,787,010

---

(1) Includes issuance of shares related to the option holdback in connection with the acquisition of EvolutionIQ, Inc.(see Note 3)

(2) Issuance of common stock for business acquisition includes 10,356,096 of restricted shares of common stock subject to re-vesting requirements (see Note 19)

See notes to consolidated financial statements.

CCC INTELLIGENT SOLUTIONS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands)

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 1,688	$ 31,240	$ (90,071)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of software, equipment, and property	58,760	42,908	36,902
Amortization of intangible assets	91,520	80,768	98,436
Impairment of goodwill and intangible assets	—	—	82,742
Deferred income taxes	18,497	(30,521)	(46,333)
Stock-based compensation	175,394	171,038	144,518
Amortization of deferred financing fees	1,887	1,871	1,753
Amortization of discount on debt	153	261	233
Change in fair value of derivative instruments	8,386	5,233	5,743
Change in fair value of warrant liabilities	—	(14,378)	15,096
Change in fair value of estimated contingent consideration	—	(100)	—
Non-cash lease expense	—	—	1,232
Loss on disposal of software, equipment and property	2	302	79
Noncash interest expense	2,242	—	—
Other	—	221	620
Changes in:			
Accounts receivable—Net	(30,119)	(4,196)	(4,001)
Deferred contract costs	(2,550)	(4,473)	(1,344)
Other current assets	(28)	4,319	4,046
Deferred contract costs—Non-current	(3,787)	3,610	(2,141)
Other assets	(1,146)	2,771	(3,649)
Operating lease assets	2,556	2,301	1,186
Income taxes	(25,944)	(7,147)	4,984
Accounts payable	12,133	2,070	(11,270)
Accrued expenses	8,067	797	1,041
Operating lease liabilities	(4,482)	(4,298)	(2,145)
Deferred revenues	6,418	1,355	8,321
Other liabilities	(4,168)	(2,066)	4,055
Net cash provided by operating activities	315,479	283,886	250,033
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of software, equipment, and property	(60,971)	(53,012)	(55,032)
Acquisition of EvolutionIQ, Inc., net of cash acquired	(410,412)	—	—
Net cash used in investing activities	(471,383)	(53,012)	(55,032)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	4,703	33,506	25,381
Proceeds from employee stock purchase plan	5,044	5,745	4,761
Principal payments on long-term debt	(10,010)	(8,000)	(8,000)
Payments for employee taxes withheld upon vesting of equity awards	(48,549)	(57,826)	(16,715)
Payment of fees associated with the debt and revolver debt modifications	(7,734)	(719)	—
Repurchase of common stock	(600,567)	—	(328,453)
Proceeds from issuance of long-term debt	525,000	—	—
Net cash used in financing activities	(132,113)	(27,294)	(323,026)

See notes to consolidated financial statements.

	2025	2024	2023
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	226	(169)	(191)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(287,791)	203,411	(128,216)
CASH AND CASH EQUIVALENTS:			
Beginning of period	398,983	195,572	323,788
End of period	$ 111,192	$398,983	$ 195,572
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Noncash purchases of software, equipment, and property	$ 79	$ 7,154	$ 2,044
Fair value of redeemed private warrants	$ —	$ 37,122	$ —
Stock issued related to the acquisition of EvolutionIQ, Inc	$ 250,441	$ —	$ —
Issuance of promissory note to minority investor of redeemable preferred shares	$ 22,955	$ —	$ —
Excise tax accrued on repurchase of common stock	$ 958	$ —	$ —
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 66,704	$ 62,898	$ 61,367
Cash paid for income taxes—Net	$ 28,595	$ 50,742	$ 42,948

See notes to consolidated financial statements.

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

CCC Intelligent Solutions Holdings Inc., a Delaware corporation, is a leading software as a service ("SaaS") platform for the multi-trillion-dollar property and casualty ("P&C") insurance economy powering operations for insurers, repairers, automakers, parts suppliers, lenders and more. CCC's cloud technology connects businesses digitizing mission-critical workflows, commerce and customer experiences.

The Company's cloud-based SaaS platform connects trading partners, facilitates commerce, and supports mission-critical, artificial intelligence ("AI") enabled digital workflows.

The Company is headquartered in Chicago, Illinois. The Company's primary operations are in the United States ("US") and it also has operations in China.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated balance sheets as of December 31, 2025 and 2024, the consolidated statements of operations and comprehensive income (loss), the consolidated statements of mezzanine equity and stockholders' equity, and the consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023, have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Basis of Accounting—The accompanying consolidated financial statements are prepared in accordance with GAAP and include the accounts of the Company and its wholly-owned subsidiaries and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements include 100% of the accounts of wholly-owned and majority-owned subsidiaries. The ownership interest of the minority investor as of December 31, 2024 is recorded as a non-controlling interest in CCCIS Cayman Holdings Limited ("CCC Cayman"), the parent of the Company's China operations.

Use of Estimates—The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts, and the disclosures of contingent amounts in the Company's consolidated financial statements and the accompanying notes. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Although the Company regularly assesses its estimates, actual results could differ from management's estimates if past experience or other assumptions are not substantially accurate. Changes in estimates are recorded in the period in which they become known. Significant estimates in these consolidated financial statements include the estimation of contract transaction prices, the determination of the amortization period for contract assets, the valuation of goodwill and intangible assets, and the estimates and assumptions associated with stock incentive plans.

Cash and Cash Equivalents—The Company considers all highly liquid investments, including money market funds, purchased with an original maturity of three months or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. While the Company has deposits that exceed federally insured limits at financial institutions, the Company places its cash and cash equivalents in highly rated institutions. The Company has never experienced losses related to these balances.

Foreign Currency—The Company's functional currency is the US dollar, however, for operations located in China, the functional currency is the local currency. Assets and liabilities of the foreign operations are translated to US dollars at exchange rates in effect at the consolidated balance sheet date, while statement of operations accounts are translated to US dollars at the average exchange rates for the period. Translation gains and losses are recorded and remain as a component of accumulated other comprehensive loss in stockholders' equity until transactions are settled or the foreign entity is sold or liquidated. Gains and losses resulting from transactions that are denominated in a currency that is not the functional currency are recorded to other income–net, in the consolidated statements of operations and comprehensive income (loss).

Significant Customers and Concentration of Credit Risks—The Company is potentially subject to concentration of credit risk primarily through its accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. The Company generally does not require collateral. Credit risk on accounts receivables is minimized as a result of the large and diverse nature of the Company's customer base.

During the years ended December 31, 2025, 2024, and 2023 no single customer represented more than 10% of revenue.

As of December 31, 2025 and 2024, a single customer accounted for approximately 11% of total accounts receivable; no other customer accounted for 10% or more.

Revenue Recognition—The Company's revenue recognition policy follows guidance from Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers.*

The Company generates revenue from contracts that are generally billed either on a monthly subscription or transactional basis. Other revenue primarily consists of professional services and other non-software services revenue that is generally transaction-based (where a fee per transaction is charged). Revenues are recognized as control of these services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition based on the application of the following steps:

- *Identification of the contract, or contracts, with a customer*

- *Identification of the performance obligation(s) in the contract*

- *Determination of the transaction price*

- *Allocation of the transaction price to the performance obligation(s) in the contract*

- *Recognition of revenue when, or as a performance obligation is satisfied*

Software Subscription Revenues—Software services are hosted and provide customers with the right to use the hosted software over the contract period without taking possession of the software and are generally billed on either a monthly subscription or transactional basis. Revenues related to services billed on a subscription basis are recognized ratably over the contract period as this is the time period over which services are transferred to the customer, generally between three and five years.

Revenues from subscription services represent a stand-ready obligation to provide access to the Company's platform. As each day of providing services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, subscription arrangements include a series of distinct services. The Company may provide certain of its customers with implementation activities such as basic setup, installation and initial training that the Company must undertake to fulfill the contract. These are considered fulfillment activities that do not transfer the service to the customer.

For contracts with fixed and variable consideration, to the extent that customers' usage exceeds the committed contracted amounts under their subscriptions, they are charged for their incremental usage. In addition to overage fees, consideration may vary due to discounts, incentives, and potential service level credits or contractual penalties. For such variable consideration, the Company includes an estimate of the most likely amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur. When customers' usage falls below the committed contracted amounts, the customer does not receive any credits or refunds for the shortfall.

For contracts where fees are solely based on transaction volume, the amount invoiced corresponds directly with the value provided to the customer, and revenue is recognized when invoiced using the as-invoiced practical expedient.

Other Revenue—Other revenues consist of professional services and other non-software services and are recognized over time as the services are performed. Other revenues are generally invoiced monthly in arrears.

Revenues related to such services that are billed on a transactional basis are recognized when the transaction for the related service occurs. Transaction revenue is primarily comprised of fees for services applied to the volume of transactions. These are typically based on a per-unit rate and are invoiced for the same period in which the transactions were processed and as the performance obligation is satisfied. For contracts with transaction fees, the amount invoiced corresponds directly with the value provided to the customer, and revenue is recognized when invoiced using the as-invoiced practical expedient.

Contracts with Multiple Performance Obligations—The Company's contracts with customers can include access to different software applications such as CCC workflow, estimating, valuation and analytics, each of which is its own performance obligation. These additional services are either sold on a standalone basis or could be used on their own with readily available resources. For these contracts, the Company accounts for individual performance obligations separately, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The standalone selling price for distinct performance obligations is generally based on directly observable pricing. In instances where standalone selling price is not directly observable, the Company determines standalone selling price based on overall pricing objectives, which take into consideration observable data, market conditions and entity-specific factors.

The Company may occasionally recognize an adjustment in revenue in the current period for performance obligations partially or fully satisfied in the previous periods resulting from changes in estimates for the transaction price, including any changes to the Company's assessment of whether an estimate of variable consideration is constrained. For the years ended December 31, 2025, 2024 and 2023, the impact on revenue recognized in the current period, from performance obligations partially or fully satisfied in the previous period, was not significant.

Contract Liabilities—Contract liabilities consist of deferred revenue and include customer billings in advance of revenues being recognized from subscription contracts and professional services. Deferred revenue that is expected to be recognized during the succeeding twelve-month period is recorded as current, and the remaining portion is recorded as noncurrent and included within other liabilities on the consolidated balance sheets.

Costs to Obtain and Fulfill the Contract—The Company defers costs that are considered to be incremental and recoverable costs of obtaining a contract with a customer, including sales commissions. Costs to fulfill contracts are capitalized when such costs are direct and related to implementation activities for hosted software solutions. Capitalized costs to obtain a contract and costs to fulfill a contract are generally amortized over a period between three and five years, which represents the expected period of benefit of these costs and corresponds to the contract period.

In instances where the contract term is significantly different than our general contract terms of between three and five years, costs to obtain and fulfill are amortized over the contract term which the Company believes best reflects the period of benefit of these costs.

Cost of Revenues—Cost of revenues is primarily composed of personnel costs, including stock-based compensation, and costs of external resources used in the delivery of services to customers, including software configuration, integration and implementation services, customer support activities, third party costs related to hosting the Company's software for its customers, internal support of production infrastructure, information technology ("IT") security costs, depreciation expense, and data licensing and royalty fees paid to third parties. Cost of revenues also includes amortization of internal use software, including capitalized development costs, and amortization and impairment of acquired technologies.

Research and Development—Research and development expenses consist primarily of personnel-related costs, including stock-based compensation, and costs of external development resources involved in the engineering, design and development of new solutions, as well as expenses associated with significant ongoing improvements to existing solutions. Research and development expenses also include IT hosting costs for the development and test environments. Research and development costs, other than software development costs qualifying for capitalization, are expensed as incurred.

Selling and Marketing—Selling and marketing expenses consist primarily of personnel-related costs for our sales and marketing functions, including sales commissions and stock-based compensation. Additional expenses include advertising costs, marketing costs and event costs, including the Company's annual industry conference.

The Company expenses advertising and other promotional expenditures as incurred. Advertising expenses were $2.2 million, $2.0 million and $1.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

General and Administrative—General and administrative expenses consist primarily of personnel-related costs, including stock-based compensation, for our executive management and administrative employees, including finance and accounting, human resources, internal systems IT, facilities and legal functions. Additional expenses include professional service fees, insurance premiums, and other corporate expenses that are not allocated to the above expense categories.

Amortization of Intangible Assets—Amortization of intangible assets consists of the capitalized costs of intangible assets. These intangible assets are amortized on a straight-line basis over their estimated useful lives (see Note 11).

Goodwill and Intangible Asset Impairments—Goodwill and intangible asset impairments includes the goodwill and intangible asset impairment charges specific to the Company's China reporting unit (see Note 11).

Stock-Based Compensation—The Company's stock-based compensation plans are described in Note 21. The Company accounts for stock-based payment awards based on the grant date fair value. The incremental fair value of modifications to stock-based payment awards is estimated at the date of modification. Stock-based awards that are settled in cash are accounted for as liabilities. The Company recognizes stock-based compensation expense for only the portion of awards expected to vest, based on an estimated forfeiture rate.

The Company recognizes stock-based compensation expense for time-based awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. Stock-based compensation for performance based awards is recognized on a straight-line basis over the performance period based on the number of awards that are probable of vesting. Stock-based compensation expense for performance-based awards with a market condition is recognized over the estimated service period, regardless of whether the market condition is satisfied.

The fair value of restricted stock units ("RSUs") and restricted stock awards ("RSAs") with only a time-based vesting component or RSUs with a performance-based vesting component is determined using the quoted price of our common stock on the date of grant. As of each reporting period, we estimate the number of RSUs with a performance-based vesting component that are expected to vest based on our current estimate of performance compared to the target metrics and record a cumulative-effect adjustment to stock-based compensation expense when necessary. For stock-based awards that are accounted for as liabilities, we remeasure the fair value of the associated liability at each reporting date through settlement using the Black-Scholes option pricing model and recognize the adjustment as stock-based compensation expense.

The fair value of the Company's stock options with only a time-based component is estimated using the Black-Scholes option pricing model.

The fair value of the Company's performance-based awards with a market condition is estimated using a Monte Carlo simulation model.

Stock-based compensation expense related to purchase rights issued under the CCC Intelligent Solutions Holdings Inc. 2021 Employee Stock Purchase Plan ("ESPP") is based on the Black-Scholes option pricing model's fair value of the estimated number of awards as of the beginning of the applicable offering period. Stock-based compensation expense is recognized using the straight-line method over the applicable offering period.

The inputs and assumptions utilized under these methods require judgments and estimates. Changes in the inputs and assumptions could affect the measurement of the estimated fair value of the related compensation expense of these stock-based payment awards.

Accounts Receivable—Net—An account receivable is recorded when an unconditional right to consideration exists, such that only the passage of time is required before of consideration is due. Accounts receivable—net includes contract assets resulting from subscription agreements with ramped billing schedules.

Accounts receivable, as presented in the consolidated balance sheets, are net of customer sales allowances and credit losses. The Company determines allowances for its sales reserves and credit losses based on specific identification of customer accounts and historical experience to the remaining accounts receivable balance. The Company's assessment of credit losses includes estimating its expected credit losses based on historical information and adjusted for current conditions and forecasts for the probability of collection from customers. Credit losses are charged to general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Software, Equipment, and Property—Net—Software, equipment, and property are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the assets' estimated useful lives, which are as follows:

Software, equipment, and property	Estimated Useful Life
Software and licenses	2-5 years
Computer equipment	3 years
Furniture and other equipment	5 years
Database	25 years
Building	39 years
Leasehold improvements	Lesser of the estimated useful life or life of lease
Land	Indefinite

Maintenance and repairs are expensed as incurred. Significant improvements and enhancements are capitalized.

Internal Use Software—The Company capitalizes the direct costs incurred in developing or obtaining internal use software, including platform development, infrastructure and tools, as well as certain payroll and payroll-related costs of employees who are directly associated with internal use computer software projects. The amount of capitalized payroll costs with respect to these employees is limited to the time directly spent on such projects. The costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation activities are expensed as incurred. Additionally, the Company expenses internal costs related to minor upgrades and enhancements as it is impractical to separate these costs from normal maintenance activities. Capitalized internal use software costs are recorded within software, equipment, and property on the Company's consolidated balance sheets.

Goodwill and Intangible Assets—Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Company performs its annual impairment assessment of goodwill and indefinite life intangible assets as of November 30 of each year.

Under GAAP, the Company has the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of one of its reporting units or indefinite life intangible assets is greater than its carrying value ("Step 0"). If the qualitative assessment leads to a determination that the fair value is less than its carrying value, or if the Company elects to bypass the qualitative assessment, it is required to perform a quantitative impairment test ("Step 1") by calculating the fair value of the reporting unit or indefinite life intangible asset and comparing the fair value with its associated carrying value. If the carrying value exceeds the fair value, an impairment loss is recognized in an amount equal to the excess, up to the carrying value of the goodwill or indefinite life intangible asset.

During May 2023, the Company performed an interim quantitative impairment test for its China reporting unit due to events which indicated that the carrying amount was in excess of its estimated fair value. As a result of the interim quantitative impairment test, the Company recorded a goodwill impairment charge of $77.4 million (see Note 11).

Subsequent to the impairment charge recognized in May 2023, the Company performed its annual impairment test for its Domestic reporting unit, its remaining reporting unit with goodwill and indefinite lived assets as of November 30, 2023 and determined no impairment existed.

For the years ended December 31, 2025 and 2024, the Company performed its annual impairment tests as of November 30 for its goodwill and indefinite lived intangible assets and determined no impairment existed.

Long-Lived Assets—Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by such assets. If the carrying amount of the assets exceeds their estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the assets exceeds their fair value.

There were no events or changes in circumstances that indicated the carrying value may not be recoverable and no impairment charges were recognized during the years ended December 31, 2025 and 2024.

During the year ended December 31, 2023, the Company performed the recoverability test on its China reporting unit's intangible assets due to events which indicated the carrying amount may not be recoverable. As a result, the Company recorded impairment charges totaling $5.3 million (see Note 11).

Equity Method Investment—The Company accounts for its 7% investment in a limited partnership using the equity method of accounting. Under the equity method of accounting, the investee's accounts are not reflected within the Company's consolidated balance sheets and consolidated statements of operations and comprehensive income (loss). The Company's investment was initially recognized at cost and adjusted thereafter for the post acquisition changes in the Company's share of the investee's earnings which would be recorded in other (expense) income-net.

Deferred Financing Costs—Deferred financing costs are capitalized and amortized over the life of the underlying financing agreement (see Note 15).

Business Combinations—The Company allocates the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded to goodwill. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments may be recorded to the fair value of these tangible and intangible assets acquired and liabilities assumed, including uncertain tax positions and tax-related valuation allowances, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive income (loss).

The Company estimates the fair value of any contingent consideration related to business combinations on the date of acquisition. The fair value of the contingent consideration is remeasured each reporting period, with any change in the fair value recorded within the consolidated statements of operations and comprehensive income (loss).

Fair Value of Financial Instruments and Fair Value Measurements—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value.

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Warrant Liability—Upon consummation of the Business Combination, the Company assumed the outstanding warrants previously sold in a private placement ("Private Warrants") by Dragoneer Growth Opportunities Corp ("Dragoneer").

The Company accounted for its Private Warrants under ASC 815-40, *Derivatives and Hedging-Contracts in Entity's Own Equity*, in conjunction with the SEC Division of Corporation Finance's April 12, 2021 Public Statement, *Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ("SPACs")*. The terms of the warrants provided for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder, and precluded the warrants from being classified in equity and thus the warrants were classified as a liability. Accordingly, the Company recorded the warrants as long-term liabilities on its consolidated balance sheet at fair value upon the closing of the Business Combination, with subsequent changes in the fair value of the warrants recognized in the consolidated statements of operations and comprehensive income (loss) at each reporting date.

The Private Warrants were redeemed during the year ended December 31, 2024 (see Note 22). Prior to their redemption, the Private Warrants were valued using the Black-Scholes option pricing model. The assumptions utilized under the Black-Scholes option pricing model require judgments and estimates. Changes in these inputs and assumptions could affect the measurement of the estimated fair value of the related fair value of the Private Warrants.

Derivative Instruments—The Company records derivative instruments as an asset or liability measured at fair value each reporting period. The Company has not designated its derivatives as hedging instruments for accounting purposes and recognizes the changes in fair value within its consolidated statement of operations and comprehensive income (loss). Gain and losses from the change in fair value and cash payments and receipts related to the derivative instruments are recognized in other (expense) income-net, in the consolidated statements of operations and comprehensive income (loss). The Company does not enter into derivative instrument transactions for trading or speculative purposes.

Income Taxes—Deferred income tax assets and liabilities are recognized for the expected future tax effects of temporary differences between the financial and income tax reporting basis of assets and liabilities using tax rates in effect for the years in which the differences are expected to reverse. Deferred income taxes relate to the timing of recognition of certain revenue and expense items, and the timing of the deductibility of certain reserves and accruals for income tax purposes that differs from the timing for financial reporting purposes. The Company establishes a tax valuation allowance to the extent that it is more likely than not that a deferred tax asset will not be realizable against future taxable income.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation process, based on its technical merits. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

Employee Insurance Benefits—The Company maintains a self-insured group medical program. The program contains stop loss thresholds with amounts in excess of the self-insured levels fully insured by third-party insurers. Liabilities associated with this program are estimated in part by considering historical claims experience and medical cost trends.

Leases—The Company's lease policy follows guidance from ASC 842, *Leases*.

In accordance with ASC 842, the Company, at the inception of the contract, determines whether a contract is or contains a lease. For leases with terms greater than 12 months, the Company records the related operating or finance right of use asset and lease liability at the present value of lease payments over the lease term. The Company is generally not able to readily determine the implicit rate in the lease and therefore uses the determined incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate represents an estimate of the market interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. Renewal options are not included in the measurement of the right of use assets and lease liabilities unless the Company is reasonably certain to exercise the optional renewal periods. Some leases also include early termination options, which can be exercised under specific conditions. Additionally, certain leases contain incentives, such as construction allowances from landlords. These incentives reduce the right-of-use asset related to the lease.

Some of the Company's leases contain rent escalations over the lease term. The Company recognizes expense for operating leases on a straight-line basis over the lease term. The Company has elected the practical expedient to combine lease and non-lease components for all asset categories. Therefore, the lease payments used to measure the lease liability for these leases include fixed minimum rentals along with fixed non-lease component charges. Lease related costs, which are variable rather than fixed, are expensed in the period incurred. The Company does not have significant residual value guarantees or restrictive covenants in the lease portfolio.

Redeemable Non-Controlling Interest—The Company presents a redeemable non-controlling interest as mezzanine equity within its consolidated balance sheets when it is redeemable at a fixed or determinable price on a fixed or determinable date at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company.

The redeemable non-controlling interest was initially measured at fair value on the date of issuance. When the redemption of a mezzanine-classified non-controlling interest becomes probable, the carrying amount of the redeemable non-controlling interest is increased by periodic accretions using the interest method so that the carrying amount will equal the redemption amount on the date that the shares become redeemable. These adjustments are recorded as accretion of redeemable non-controlling interest, with an offset to additional paid-in capital, on the consolidated statements of mezzanine equity and stockholders' equity. On March 17, 2025, the Company received a notice of redemption under the Stock Purchase Agreements. Upon receiving the notice of redemption, the shares became mandatorily redeemable and payable by CCC Cayman (without recourse to the Company) and were no longer presented within mezzanine equity as a redeemable non-controlling interest. (see Note 17).

Any such charges to additional paid-in capital affect net income (loss) available to CCC common stockholders as part of the Company's calculation of net income (loss) per share attributable to common stockholders.

Recently Adopted Accounting Pronouncements—Effective for the year ended December 31, 2025, the Company adopted Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This update requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The Company elected to apply the update on a prospective basis in accordance with the standard. The adoption of ASU 2023-09 did not have a material impact on the consolidated financial statements, however it resulted in incremental disclosures (see Note 6).

Recently Issued Accounting Pronouncements—In September 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2025-06, *Intangibles-Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* Among other things, this update removes the accounting consideration of software project development stages, and requires an entity to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and used to perform its intended function. The guidance can be applied on a perspective basis, modified basis, or retrospective basis. The amendments in this update are effective for fiscal years beginning after December 15, 2027, and interim periods in those fiscal years. The Company is evaluating the impact of the adoption of ASU 2025-06 to its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This update requires new disclosures aimed at enhancing transparency in financial reporting by requiring disaggregation of specific expense captions within the statement of operations. Under the update, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. This ASU is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the disclosure requirements related to this update.

There have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2025 that are of significance or potential significance to us.

3. BUSINESS ACQUISITION

EvolutionIQ

On January 6, 2025, the Company completed its acquisition of EvolutionIQ, Inc. ("EvolutionIQ"), a privately held company that provides AI-powered guidance for disability and injury claims management. Leveraging EvolutionIQ's platform, the acquisition will broaden the Company's portfolio of AI-based solutions available to insurance customers.

The Company acquired all the outstanding shares of EvolutionIQ in exchange for total consideration of $674.3 million. In accordance with the acquisition agreement, the Company placed $8.9 million in escrow for general indemnity and purchase price adjustment holdbacks to be paid to the sellers within 90 days of closing for the adjustment holdbacks and 36 months of closing for the general indemnity, subject to reduction for certain indemnifications and other potential obligations of the selling shareholders. For the year ended December 31, 2025, the adjustment escrow was distributed with the sellers receiving $2.6 million and the Company receiving $4.7 million. As of December 31, 2025, the remaining escrow balance of $1.6 million relates to the general indemnity.

The acquisition date fair value of the consideration transferred consisted of the following (in thousands):

Cash consideration	$420,642
Fair value of common stock issued	250,441
Fair value of option holdback	3,184
Total acquisition date fair value of the consideration transferred	$674,267

As part of the acquisition, the Company issued 26,035,603 shares of common stock. The number of shares of common stock issued was based on a 9-day volume weighted average price of $11.83, established prior to the closing date of January 6, 2025. On the date of acquisition, the Company's closing stock price was $11.41.

Included in the shares of common stock issued are 10,356,096 restricted shares of common stock subject to re-vesting provisions. The restricted shares have a fair value as of the acquisition date of $118.2 million, of which $71.5 million is included in the consideration transferred in the table above, and the remaining $46.7 million will be recognized as stock-based compensation expense over the vesting period (see Note 19).

The fair value of the option holdback corresponds to the fair value of certain unvested EvolutionIQ stock options subject to future vesting as of the acquisition date. If the optionholder does not meet the time-based vesting requirement, the corresponding holdback amount will be released to the selling shareholders. If the optionholder does meet the time-based vesting requirement, the optionholder will receive the corresponding holdback amount in shares of CCC common stock, and the holdback cash amount is retained by the Company.

The acquisition of EvolutionIQ was accounted for as a business combination and reflects the application of acquisition accounting in accordance with ASC 805, *Business Combinations*. The total purchase consideration was allocated to the assets acquired and liabilities assumed based on fair value as of the acquisition date with the excess purchase price assigned to goodwill. Goodwill was primarily attributable to expected synergies from the combined service offerings and the value of the acquired workforce. Goodwill and intangible assets are not deductible for tax purposes.

The Company's estimates of the fair values of the assets acquired and liabilities assumed are based on information available at the date of acquisition. During the measurement period, which may be up to one year from the acquisition date, adjustments may be recorded to the fair values of these tangible and intangible assets acquired and liabilities assumed, including uncertain tax positions and tax-related valuation allowances, with the corresponding offset to goodwill. As of December 31, 2025, there have been no significant changes to the preliminary purchase price allocation and it is considered final.

The following table summarizes the final allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Assets acquired:

Current assets.	$ 11,250
Intangible assets.	167,900
Other non-current assets	8,935
Total assets acquired	188,085

Liabilities assumed:

Deferred revenue	21,461
Other current liabilities	3,976
Deferred tax liabilities	15,970
Non-current liabilities	10,238
Total liabilities assumed	51,645
Net assets acquired	136,440
Goodwill	537,827
Total purchase price.	$674,267

A summary of the fair values, discount rates and estimated useful lives of the acquired intangible assets is as follows (dollars in thousands):

Intangible Asset	Fair Value	Discount Rate	Estimated Useful Life
Acquired technology	$134,300	12.0%	8 years
Customer relationships	32,300	11.5%	16 years
Trademark	1,300	11.5%	5 years

The Company utilized different valuation approaches and methodologies to determine the fair values of acquired intangible assets. The valuation approaches and methodologies were based on estimates of future operating projections as well as judgments on the discount rate and other variables. These fair values were based on significant unobservable inputs, including management estimates and assumptions and thus represent Level 3 measures in the fair value hierarchy.

Acquired technology was valued using the multi-period excess earnings method. This method of valuation reflects the present value of the projected cash flows that are expected to be generated by the acquired technology less charges representing the contribution of other assets to those cash flows.

Customer relationships were valued using a distributor method, which uses market-based inputs to value an asset. Under the distributor method, the value of the customer relationships is a function of several components, including revenue associated with the existing customers, distributor profit margin, charges for use of other assets and discount rate.

The trademark was valued under the relief from royalty method, which is equal to the present value of the after-tax royalty savings attributable to owning the trademark as opposed to paying a third party for its use.

The acquired intangible assets, with a weighted average useful life of 9.5 years, are being amortized on a straight-line basis.

For the period from the date of acquisition through December 31, 2025, EvolutionIQ's revenues were 4.0% of the Company's total revenues and not material. For the period from the date of acquisition through December 31, 2025, EvolutionIQ's pretax loss was $89.2 million, including $56.7 million of stock-based compensation expense and $19.1 million of amortization expense for intangible assets.

The Company incurred transaction costs associated with the acquisition of $17.0 million. For the year ended December 31, 2025, the Company incurred transaction costs of $8.3 million, included in general and administrative expenses within the consolidated statements of operations and comprehensive income (loss). The remaining transaction costs of $8.7 million were included in general and administrative expenses within the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2024.

4. REVENUE

Disaggregation of Revenue—The Company provides disaggregation of revenue based on type of service as it believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The following table summarizes revenue by type of service for the years ended December 31 (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Software subscriptions	$1,013,892	$906,464	$830,117
Other	43,109	38,336	36,261
Total revenues	$1,057,001	$944,800	$866,378

Contract Assets and Liabilities—The balances of the Company's receivables, contract assets and contract liabilities from contracts with customers are as follows (in thousands):

| | December 31, | | |
	2025	2024	2023
Accounts receivables-Net of allowances	$137,056	$106,578	$102,365
Deferred contract costs	24,923	22,373	17,900
Deferred contract costs-non-current	22,479	18,692	22,302
Other assets (accounts receivable, non-current)	25,532	16,946	15,198
Deferred revenues	72,793	44,915	43,567
Other liabilities (deferred revenues, non-current)	1,368	1,415	1,373

Deferred Contract Costs—A summary of the activity impacting the deferred contract costs during the years ended December 31, 2025, 2024 and 2023 is presented below (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Balance at beginning of period	$ 41,065	$ 40,202	$ 36,717
Costs amortized	(24,022)	(22,085)	(19,197)
Additional amounts deferred	30,359	22,948	22,682
Balance at end of period	$ 47,402	$ 41,065	$ 40,202
Classified as:			
Current	$ 24,923	$ 22,373	$ 17,900
Non-current	22,479	18,692	22,302
Total deferred contract costs	$ 47,402	$ 41,065	$ 40,202

Deferred Revenue—A summary of the activity impacting deferred revenue balances during the years ended December 31, 2025, 2024 and 2023, is presented below (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Balance at beginning of period	$ 46,330	$ 44,940	$ 36,479
Revenue recognized[1]	(581,545)	(494,598)	(434,197)
Additional amounts deferred[1]	609,376	495,988	442,658
Balance at end of period	$ 74,161	$ 46,330	$ 44,940

	Year Ended December 31,		
	2025	**2024**	**2023**
Classified as:			
Current	$72,793	$44,915	$43,567
Non-current	1,368	1,415	1,373
Total deferred revenue..................................	$74,161	$46,330	$44,940

_____

(1)   Amounts include total revenue deferred and recognized during each respective period.

The additional amount deferred during the year ended December 31, 2025 includes $21.5 million related to the deferred revenue recorded at the time of the acquisition of EvolutionIQ.

During the years ended December 31, 2025, 2024 and 2023, $44.8 million, $42.4 million and $35.1 million, respectively, that was included in the deferred revenue balance at the beginning of each period was recognized as revenue.

Transaction Price Allocated to the Remaining Performance Obligations—Remaining performance obligations represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2025, approximately $1,891 million of revenue is expected to be recognized from remaining performance obligations with approximately $780 million impacting the next twelve months, and approximately $1,111 million thereafter. The estimated revenues do not include unexercised contract renewals. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the Company has the right to invoice.

5.   FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Interest Rate Swaps—In February 2025, the Company entered into three interest rate swap agreements to reduce its exposure to variability from future cash flows resulting from interest rate risk related to its floating rate long-term debt (see Note 15). The fair value of the interest rate swap agreements was estimated using inputs that were observable or that could be corroborated by observable market data and therefore was classified within Level 2 of the fair value hierarchy as of December 31, 2025.

The Company does not designate its interest rate swap agreements as hedging instruments and records the changes in fair value within other income (expense)—net on the consolidated statements of operations and comprehensive (loss) income. As of December 31, 2025, the interest rate swap agreements had a fair value liability of $7.4 million. The fair value of the interest rate swap agreements is classified within other liabilities in the accompanying consolidated balance sheet as of December 31, 2025.

Interest Rate Cap—In August 2022, the Company entered into two interest rate cap agreements to reduce its exposure to increases in interest rates applicable to its floating rate long-term debt (See Note 15). The fair value of the interest rate cap agreements was estimated using inputs that were observable or that could be corroborated by observable market data and therefore, was classified within Level 2 of the fair value hierarchy as of December 31, 2024. The interest rate cap agreements expired in July 2025.

The Company did not designate its interest rate cap agreements as hedging instruments and recorded the changes in fair value within other (expense) income-net on the consolidated statement of operations and comprehensive income (loss). The interest rate cap agreements' fair value was $1.0 million, classified within other assets in the accompanying consolidated balance sheet as of December 31, 2024.

The following table presents the fair value of the assets measured at fair value on a recurring basis at December 31, 2025 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
Liabilities				
Interest rate swap	$7,411	$—	$7,411	$—
Total Liabilities.	$7,411	$—	$7,411	$—

The following table presents the fair value of the assets and liabilities measured at fair value on a recurring basis at December 31, 2024 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
Assets				
Interest rate cap	$975	$—	$975	$—
Total Assets.	$975	$—	$975	$—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis—The Company has assets that under certain conditions are subject to measurement at fair value on a nonrecurring basis. These assets include those associated with acquired businesses, including goodwill and other intangible assets. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired.

The Company did not recognize any impairment charges related to these assets during the year ended December 31, 2025 and 2024. During the year ended December 31, 2023, the Company recognized impairment charges related to its China reporting unit's goodwill and intangible assets (See Note 11).

Fair Value of Other Financial Instruments—The following table presents the carrying amounts, net of debt discount, and estimated fair values of the Company's financial instruments that are not recorded at fair value on the consolidated balance sheets (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Description				
Term Loan, including current maturities	$1,289,968	$1,294,220	$774,825	$776,970

The fair value of the Company's long-term debt, including current maturities, was estimated based on the quoted market prices for the same or similar instruments and fluctuates with changes in applicable interest rates among other factors. The fair value of long-term debt is classified as a Level 2 measurement in the fair value hierarchy and is established based on observable inputs in less active markets.

6. **INCOME TAXES**

The components of pretax income (loss) attributable to domestic and foreign operations are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Domestic	$25,333	$46,557	$(80,486)
Foreign	(3,804)	(2,243)	(4,061)
Pretax income (loss)	$21,529	$44,314	$(84,547)

The goodwill and intangible asset impairment charges (see Note 11) recognized during the year ended December 31, 2023 are included in the domestic pretax loss in the table above.

The Company's income tax provision consisted of the following (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Current provision:			
Federal.	$ (919)	$ 38,378	$ 41,804
State.	2,263	5,217	10,053
Total current provision	1,344	43,595	51,857
Deferred provision (benefit):			
Federal.	13,703	(24,566)	(36,253)
State.	4,794	(5,955)	(10,080)
Foreign	1,338	115	(502)
Change in valuation allowance	(1,338)	(115)	502
Total deferred expense (benefit)	18,497	(30,521)	(46,333)
Total income tax provision	$19,841	$ 13,074	$ 5,524

Beginning in the 2025 annual reporting period, we adopted ASU 2023-09 prospectively. See Note 2 - Summary of Significant Accounting Policies - Recently Adopted Accounting Pronouncements for additional details on the adoption of ASU 2023-09. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 is as follows (in thousands, except percentages):

	Year Ended December 31,	
	2025	
U.S. federal statutory tax rate	$ 4,521	21.0%
State and local income tax, net of federal (national) income tax effect[1]	5,716	26.6
Foreign tax effects		
Foreign Jurisdiction (China)		
Adjustments to deferred attributes	(781)	(3.6)
Changes in valuation allowance	1,326	6.2
Other	(234)	(1.1)
Foreign Jurisdiction (Cayman)		
Foreign tax rate differential.	481	2.2
Other foreign jurisdictions	7	—
Effects of changes in tax laws or rates enacted in the current period	—	—
Effects of cross-border tax laws	—	—
Tax credits		
Research and development tax credits	(7,496)	(34.8)
Changes in valuation allowances	—	—
Nontaxable or nondeductible items		
Executive compensation	(4,489)	(20.8)
Stock-based compensation	19,137	88.9
Transaction costs.	495	2.3
Meals and entertainment.	690	3.2
Other	7	—
Changes in unrecognized tax benefits.	699	3.2
Other adjustments	(238)	(1.1)
Effective Tax Rate.	$19,841	92.2%

---

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in the category include Illinois, Pennsylvania, New Jersey, and Wisconsin.

A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate for the years ended December 31, 2024 and 2023 (in thousands, except percentages:

	Year Ended December 31,			
	2024		2023	
Federal income tax provision (benefit) at statutory rate	$ 9,306	21.0%	$(17,755)	21.0%
Executive compensation	20,788	46.9	12,555	(14.8)
Stock-based compensation	(11,386)	(25.7)	(3,844)	4.5
Research and experimentation credit........................	(6,950)	(15.7)	(6,920)	8.2
Fair value of warrants	(3,019)	(6.8)	3,170	(3.7)
Goodwill impairment......................................	—	—	16,255	(19.2)
Impact of foreign operations	653	1.5	1,794	(2.1)
Valuation allowance.......................................	(115)	(0.3)	502	(0.6)
State and local taxes-net of federal income tax effect...........	(583)	(1.3)	(22)	0.0
Other nondeductible expenses..............................	2,195	5.0	836	(1.0)
Uncertain tax positions	926	2.1	396	(0.5)
Foreign rate difference....................................	(67)	(0.2)	(164)	0.2
Other—net..	1,326	3.0	(1,279)	1.5
Income tax provision.....................................	$ 13,074	29.5%	$ 5,524	(6.5)%

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 is as follows (in thousands):

	Year Ended December 31,
	2025
Federal	$22,200
State	6,395
Foreign	—
Income taxes paid, net of refunds......................................	$28,595

The Company made income tax payments of $51.1 million and $43.0 million for the years ended December 31, 2024 and 2023, respectively. The Company received insignificant refunds from various states during the years ended December 31, 2024 and 2023, respectively.

The approximate income tax effect of each type of temporary difference giving rise to deferred income tax assets and liabilities as of December 31, 2025 and 2024 was as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Deferred income tax assets:		
Stock-based compensation...	$ 33,226	$ 35,539
Capitalized R&E—net of amortization	7,359	43,083
Operating lease liabilities...	14,454	13,142
Net operating losses—foreign	12,266	10,468
Accrued compensation..	10,000	8,203
Sales allowances and doubtful accounts	946	1,160
Research and experimental credit	9,491	785
Net operating losses—domestic (federal)	4,617	—
Net operating losses—domestic (state)	2,388	—
Other..	3,262	1,563
Total deferred income tax assets	98,009	113,943
Valuation allowance for deferred tax asset............................	(12,266)	(10,468)
Net deferred income tax assets....................................	85,743	103,475

	Year Ended December 31,	
	2025	**2024**
Deferred income tax liabilities:		
Intangible asset amortization	258,315	234,362
Software, equipment and property depreciation and amortization	6,165	16,813
Deferred contract costs	11,880	10,149
Operating lease assets	8,694	6,995
Total deferred income tax liabilities	285,054	268,319
Net deferred income tax liabilities	$199,311	$164,844

Valuation Allowance—The Company has accumulated net operating losses related to its foreign subsidiaries of $12.3 million and $10.5 million at December 31, 2025 and 2024, respectively. A valuation allowance equal to 100% of the related tax benefit has been established as of December 31, 2025 and 2024. The valuation allowance changed $1.8 million, $(0.4) million and $0.5 million during the years ended December 31, 2025, 2024 and 2023, respectively. The changes in the valuation allowance during each year were due to foreign subsidiaries' net operating losses in the current year and the expiration of prior year's net operating losses. No amounts were released during the years ended December 31, 2025, 2024 and 2023. The net operating losses are set to expire in 2026 through 2030 as China allows for a five-year carryforward.

The change in unrecognized tax benefits excluding interest and penalties for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Year Ended December 31,	
	2025	**2024**
Balance at beginning of year	$6,192	$4,415
Additions based on tax positions related to the current year	1,628	1,700
Additions based on adjustments to tax positions related to prior years	1,501	862
Reductions based on adjustments to tax positions related to prior years	(470)	(221)
Reductions as a result of a lapse of statutes of limitations	(798)	(564)
Balance at end of year	$8,053	$6,192

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2025 and 2024, the amount accrued for interest and penalties was not material. The Company reflects its liability for unrecognized tax benefits within income taxes payable and other liabilities in its consolidated balance sheets. The amounts included in "reductions for tax positions of prior years" represent expirations of statutes of limitation and decreases in the unrecognized tax benefits relating to settlements reached with taxing authorities during each year shown.

With few US State exceptions, the major jurisdictions subject to examination by the relevant taxing authorities and open tax years, stated as the Company's fiscal years, are as follows:

Jurisdiction	Open Tax Years
US Federal	2022 - 2024
US States	2022 - 2024
China	2022 - 2024
Canada	2022

7. ACCOUNTS RECEIVABLE

Accounts receivable–Net as of December 31, 2025 and 2024, consists of the following (in thousands):

	December 31,	
	2025	2024
Accounts receivable	$140,829	$111,270
Allowance for credit losses and sales reserves	(3,773)	(4,692)
Accounts receivable–Net	$137,056	$106,578

Changes to the allowance for credit losses and sales reserves during the years ended December 31, 2025, 2024 and 2023, consists of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance at beginning of period	$ 4,692	$ 5,574	$ 5,339
Charges to bad debt and sales reserves	5,506	4,272	7,079
Write-offs, net	(6,425)	(5,154)	(6,844)
Balance at end of period	$ 3,773	$ 4,692	$ 5,574

8. OTHER CURRENT ASSETS

Other current assets as of December 31, 2025 and 2024, consists of the following (in thousands):

	December 31,	
	2025	2024
Prepaid SaaS costs	$ 9,059	$ 9,112
Prepaid service fees	7,566	7,352
Prepaid insurance	2,365	2,561
Prepaid software and equipment maintenance	462	673
Other	9,201	9,275
Total other current assets	$28,653	$28,973

9. SOFTWARE, EQUIPMENT, AND PROPERTY

Software, equipment, and property as of December 31, 2025 and 2024, consists of the following (in thousands):

	December 31,	
	2025	2024
Software, licenses and database	$ 316,557	$ 275,127
Leasehold improvements	31,590	30,993
Computer equipment	4,624	18,993
Building and land	4,910	4,910
Furniture and other equipment	1,466	1,332
Total software, equipment, and property	359,147	331,355
Less accumulated depreciation and amortization	(192,351)	(159,276)
Net software, equipment, and property	$ 166,796	$ 172,079

Depreciation and amortization expense related to software, equipment, and property was $58.8 million, $42.9 million and $36.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

10. LEASES

The Company leases real estate in the form of office space and data center facilities. Generally, at the inception of the contract, the term for real estate leases ranges from 2 to 17 years and the term for equipment leases is 1 to 3 years. Some real estate leases include options to renew that can extend the original term by 3 to 5 years.

Operating lease costs are included within cost of revenues, exclusive of amortization and impairment of acquired technologies, research and development and general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The Company does not have any finance leases.

The components of lease expense for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	December 31,		
	2025	2024	2023
Operating lease costs.	$ 7,545	$ 6,396	$5,958
Variable lease costs	4,327	4,112	3,497
Total lease costs.	$11,872	$10,508	$9,455

The lease term and discount rate consisted of the following as of December 31, 2025, 2024 and 2023:

	December 31,		
	2025	2024	2023
Weighted-average remaining lease term (years).	11.0	11.9	12.9
Weighted-average discount rate	6.5%	6.5%	6.5%

Supplemental cash flow and other information related to leases for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	December 31,		
	2025	2024	2023
Cash payments for operating leases	$9,194	$8,146	$5,706
Operating lease assets obtained in exchange for lease liabilities	9,129	1,792	—

The table below reconciles the undiscounted future minimum lease payments (in thousands) under noncancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on the consolidated balance sheet as of December 31, 2025.

Years Ending December 31:	
2026	8,377
2027	6,911
2028	7,677
2029	7,377
2030	7,536
Thereafter	44,687
Total lease payments	82,565
Less: Interest	(23,313)
Total	$ 59,252

During the year ended December 31, 2025, the Company obtained operating lease assets in exchange for lease liabilities of $9.1 million, which includes $8.8 million of operating lease asset in connection with the acquisition of EvolutionIQ. During the year ended December 31, 2024, the Company obtained operating lease assets in exchange for lease liabilities of $1.8 million.

11. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are primarily the result of business acquisitions.

The Company performs its annual impairment assessment of goodwill and indefinite life intangible assets as of November 30 of each year.

For the Domestic reporting unit, the Company performed a quantitative goodwill impairment assessment as of November 30, 2025. The fair value of the reporting unit exceeded its carrying value, and no impairment was recorded. For the years ended December 31, 2024 and 2023, the Company performed qualitative assessments for the Domestic reporting unit's goodwill and its trademark indefinite life intangible assets. For the qualitative analysis performed as of November 30 each year, the Company assessed several events and circumstances that could affect the significant inputs used to determine the fair values of the reporting unit and trademarks, including the significance of the amount of excess fair value over carrying value, consistency of operating margins and cash flows, budgeted-to-actual performance from prior year, no significant changes to projected forecasts, overall change in economic climate, changes in the industry and competitive environment, key management turnover, and earnings quality and sustainability. There were no unanticipated changes or negative indicators in the above qualitative factors that would impact the fair values as of the annual impairment date. As such, the Company determined there were no indicators of impairment and that it is more likely than not that the fair value of the reporting unit and trademarks are greater than their carrying values and therefore performing the next step of the impairment test was unnecessary.

For the EvolutionIQ reporting unit, which was acquired in January 2025, the Company performed a quantitative goodwill impairment assessment as of November 30, 2025. The fair value of the reporting unit exceeded its carrying value, and no impairment was recorded. No goodwill impairment assessments were required for EvolutionIQ in 2024 or 2023, as the acquisition occurred in 2025.

During the year ended December 31, 2023, the Company's China reporting unit experienced adverse impacts as a result of changes in market conditions and increases in interest rates which contributed to reduced forecasted revenues and reduced projected future cash flows.

As a result of these adverse impacts, the Company performed an interim quantitative assessment of goodwill impairment by comparing the fair value of its China reporting unit to its carrying value, including goodwill. When performing the assessment, the Company determined the fair value of its China reporting unit based on forecasted future cash flows. Based on the Company's forecast of the future cash flows of its China reporting unit, it was determined the carrying value of goodwill for its China reporting unit was fully impaired and the Company recorded a goodwill impairment charge of $77.4 million during the year ended December 31, 2023.

The Company used a quantitative approach to measure the fair value of its China reporting unit using a discounted cash flow approach, which is a Level 3 measurement. The discounted cash flow analysis requires significant judgments, including estimates of future cash flows, which are dependent on internal forecasts and determination of the Company's weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit being tested. The weighted average cost of capital used for the China reporting unit in the Company's analysis was 12.5%.

The following table presents the gross amount, accumulated impairment loss, and net carrying amount of goodwill as of December 31, 2025 and 2024 (in thousands):

	Gross Amount	Accumulated Impairment Loss	Net Carrying Amount
Balance as of December 31, 2025	2,058,753	(103,202)	1,955,551
Balance as of December 31, 2024	$1,520,926	$(103,202)	$1,417,724

In addition to the aforementioned impairment loss recognized during the year ended December 31, 2023, the accumulated impairment loss includes an impairment loss recognized during the year ended December 31, 2019.

Changes in the net carrying amount of goodwill were as follows during the year ended December 31, 2025, 2024, and 2023 (in thousands):

	Net Carrying Amount
Balance as of December 31, 2022	$1,495,129
Impairment	(77,405)
Balance as of December 31, 2023	$1,417,724
No Change	—
Balance as of December 31, 2024	$1,417,724
Acquisition of EvolutionIQ, Inc.	537,827
Balance as of December 31, 2025	$1,955,551

Intangible Assets—During the year ended December 31, 2025, the Company recorded $167.9 million of intangible assets as a result of the acquisition of EvolutionIQ (see Note 3).

No intangible asset impairments were recorded during the years ended December 31, 2025 and 2024.

The intangible assets balance as of December 31, 2025, is reflected below (in thousands):

	Estimated Useful Life (Years)	Weighted-Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:					
Customer relationships	18	9.6	$1,324,130	$(624,609)	$ 699,521
Acquired technologies.	7	6.9	139,100	(19,473)	119,627
Trademarks	5	4.0	1,300	(260)	1,040
Subtotal			1,464,530	(644,342)	820,188
Trademarks—indefinite life			190,470	—	190,470
Total intangible assets			$1,655,000	$(644,342)	$1,010,658

The intangible assets balance as of December 31, 2024, is reflected below (in thousands):

	Estimated Useful Life (Years)	Weighted-Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:					
Customer relationships	18	10.3	$1,291,830	$(550,822)	$741,008
Acquired technologies.	7	4.1	4,800	(2,000)	2,800
Subtotal			1,296,630	(552,822)	743,808
Trademarks—indefinite life			190,470	—	190,470
Total intangible assets			$1,487,100	$(552,822)	$934,278

The decrease in the acquired technologies' gross carrying amount and accumulated amortization as of December 31, 2024 was due to the write-off of fully amortized intangible assets.

During the year ended December 31, 2023, the Company recorded an impairment charge to its China reporting unit's customer relationships and acquired technologies intangible assets. The Company's forecast of the China reporting unit's expected cash flows indicated the carrying amounts of the intangible assets were not recoverable and therefore the Company recorded an impairment charge of $5.3 million.

Amortization expense for intangible assets was $91.5 million, $80.8 million and $98.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Future amortization expense for each of the next five years and thereafter for intangible assets as of December 31, 2025, is as follows (in thousands):

Years Ending December 31:	
2026	91,520
2027	91,520
2028	91,520
2029	90,892
2030	90,575
Thereafter	364,161
Total	$820,188

12. EQUITY METHOD INVESTMENT

The Company maintains an investment in a limited partnership (the "Investee"). The Company invested $10.2 million, including related fees and expenses, for an approximate 7% interest of the Investee.

Since the Company's investment in June 2021, the Investee has not recognized any income or loss, thus there have been no changes to the carrying value of the Company's equity method investment and the investment is recorded at $10.2 million as of December 31, 2025 and 2024 on the consolidated balance sheets.

13. ACCRUED EXPENSES

Accrued expenses as of December 31, 2025 and 2024, consist of the following (in thousands):

	December 31,	
	2025	2024
Compensation	$55,292	$47,505
Royalties and licenses	5,941	5,116
Sales Tax	5,708	3,620
Software license agreements	3,817	4,613
Employee insurance benefits	2,619	2,235
Professional services	2,150	6,260
Other	5,370	3,194
Total accrued expenses	$80,897	$72,543

14. OTHER LIABILITIES

Other liabilities as of December 31, 2025 and 2024, consist of the following (in thousands):

	December 31,	
	2025	2024
Income taxes payable—non-current	$ 6,012	$ 6,344
Fair value of interest rate swaps	7,411	—
Deferred revenue—non-current	1,368	1,415
Software license agreements	—	3,544
Other	819	—
Total other liabilities	$15,610	$11,303

15. LONG-TERM DEBT

On September 21, 2021, CCC Intelligent Solutions Inc., an indirect wholly owned subsidiary of the Company, together with certain of the Company's subsidiaries acting as guarantors entered into a credit agreement (as amended, the "2021 Credit Agreement").

2021 Credit Agreement — The 2021 Credit Agreement originally consisted of an $800.0 million term loan, the proceeds of which, with cash on hand were used to repay all outstanding borrowings under the Company's previous credit agreement. The 2021 Credit Agreement also includes a revolving credit facility ("2021 Revolving Credit Facility") for an aggregate principal amount of $250.0 million. The 2021 Revolving Credit Facility has a sublimit of $75.0 million for letters of credit.

2024 Refinancing — In September 2024, the Company entered into Amendment No. 2 to the 2021 Credit Agreement (the "Second Amendment") to (i) remove the secured overnight financing rate ("SOFR") credit adjustment applicable to the 2021 Revolving Credit Facility and (ii) reduce the applicable interest rate for the 2021 Revolving Credit Facility by 0.25%. Additionally, the maturity date for the 2021 Revolving Credit Facility was extended to September 23, 2029, subject to a springing maturity date of June 22, 2028 if greater than $234.0 million of the initial Term B Loan remains outstanding as of such date.

At the time of entering into the 2021 Credit Agreement, the Company incurred $3.1 million in financing costs related to the 2021 Revolving Credit Facility. The Company incurred $0.7 million in financing costs related to the Second Amendment. These costs were recorded to a deferred financing fees asset account and are being amortized to interest expense over the term of the 2021 Revolving Credit Facility.

2025 Additional Borrowing and Refinancing — On January 6, 2025, in conjunction with the acquisition of EvolutionIQ (Note 3), the Company entered into Amendment No.3 to the 2021 Credit Agreement (the "Third Amendment") that provided the Company with incremental term loans in an aggregate principal amount of $225.0 million (the "Incremental Term Loans"). Immediately after the Third Amendment, the Incremental Term Loans were repayable in quarterly installments in an amount equal to 0.25% of the original principal amount, with the balance payable at maturity, September 21, 2028.

Immediately after the Third Amendment, the interest rate per annum applicable to the Incremental Term Loans were based on a fluctuating rate of interest, determined by the Company's leverage ratio, as defined in the 2021 Credit Agreement. In connection with the Fourth Amendment (as defined below), the Incremental Term Loans were refinanced together with other term loans outlined in the following paragraphs.

On January 23, 2025, the Company entered into Amendment No.4 (the "Fourth Amendment") to the 2021 Credit Agreement.

Pursuant to the terms of the Fourth Amendment, (i) the Company incurred incremental term loans in an aggregate principal amount of $225.0 million, which were used to refinance certain outstanding incremental term loans (including the Incremental Term Loans), (ii) the maturity of all term loans under the 2021 Credit Agreement was extended to January 23, 2032, (iii) the credit spread adjustment applicable to SOFR loans under the 2021 Credit Agreement was removed, and (iv) the interest rate margin applicable to all term loans under the 2021 Credit Agreement was removed.

On December 12, 2025, the Company entered into Amendment No.5 to the 2021 Credit Agreement (the Fifth Amendment").

Pursuant to the terms of the Fifth Amendment, the Company incurred incremental term loans in an aggregate principal amount $300.0 million, which were used to fund the ASR program (Note 19).

All other terms and conditions within the Company's 2021 Credit Agreement were unchanged as part of the Amendments.

Upon execution of the Fifth Amendment, the Company had outstanding borrowings under all term loans under the 2021 Credit Agreement of $1,291 million (the "Term Loan") and a revolving credit facility for an aggregate principal amount of $250.0 million (the "2021 Revolving Credit Facility" and together with the Term Loan, the "2021 Credit Facilities").

The Company incurred $6.5 million in costs related to the Third and Fourth Amendments, recorded as contra debt. The Company incurred $1.2 million in costs related to the Fifth Amendment, recorded as contra debt. These costs are being amortized to interest expense over the term of the Term Loan using the effective interest method.

The Term Loan requires quarterly principal payments of $3.3 million until December 31, 2031, with the remaining outstanding principal amount required to be paid on the maturity date, January 23, 2032. If the Company's leverage ratio, as defined in the 2021 Credit Agreement is greater than 3.5, the Term Loan requires a prepayment of principal, subject to certain exceptions, in connection with the receipt of proceeds from certain asset sales, casualty events, and debt issuances by the Company, and up to 50% of annual excess cash flow, as defined in and as further set forth in the 2021 Credit Agreement. When a principal prepayment is required, the prepayment offsets the future quarterly principal payments of the same amount. As of December 31, 2025 and 2024, the Company's leverage ratio did not exceed the 3.5 threshold and the Company was not subject to the annual excess cash flow calculation, and as such, was not required to make a prepayment of principal.

As of December 31, 2025 and 2024, the amount outstanding on the Term Loan is $1,291.0 million and $776.0 million, respectively, of which $13.0 million and $8.0 million, respectively, is classified as current in the accompanying consolidated balance sheets.

Borrowings under the 2021 Credit Facilities bear interest at rates based on the ratio of CCC Intelligent Solutions Inc. and certain of its subsidiaries' consolidated first lien net indebtedness to consolidated EBITDA for applicable periods specified in the 2021 Credit Agreement.

From and after the Fourth Amendment, the interest rate per annum applicable to the Term Loan is based on a fluctuating rate of interest equal to the sum of an applicable rate and, at the Company's election from time to time, either:

(1) 1.00% in the case of base rate loans, and 2.00%, in the case of SOFR (or the Euro Interbank Offer Rate ("EURIBOR") or the Sterling Overnight Indexed Average ("SONIA")) loans, if S&P and Moody's Debt First Lien Leverage Ratio Ratings (as defined in the Credit Agreement) are below BB- (with a stable outlook) or below Ba3 (with a stable outlook) (or if for any reason this category does not apply, including if the Borrower has only one Debt Rating or the Borrower does not have any Debt Rating); or

(2) 0.75%, in the case of base rate loans, and 1.75%, in the case of SOFR (or EURIBOR or SONIA) loans, if S&P and Moody's Debt First Lien Leverage Ratio Ratings are both BB- (with a stable outlook) or better and Ba3 (with a stable outlook) or better.

Prior to the Fourth Amendment, the interest rate per annum applicable to the loans was based on a fluctuating rate of interest equal to the sum of an applicable rate and term SOFR (or EURIBOR or SONIA) with a term, as selected by the Company, of one, three or six months (subject to (x) in the case of term loans, a 0.50% per annum floor and (y) in the case of revolving loans, a 0.00% per annum floor).

A quarterly commitment fee of up to 0.50% is payable on the unused portion of the 2021 Revolving Credit Facility.

During the years ended December 31, 2025, 2024, and 2023, the weighted-average interest rate on the outstanding borrowings under the Term B Loan was 6.2%, 7.6% and 7.5%, respectively.

As of December 31, 2025 and December 31, 2024, the Company has an outstanding standby letter of credit for $1.1 million and $0.7 million, respectively, which reduces the amount available to be borrowed under the 2021 Revolving Credit Facility. As of December 31, 2025 and 2024, $248.9 million and $249.3 million, respectively, was available to be borrowed.

Borrowings under the 2021 Credit Agreement are guaranteed by Cypress Holdings Intermediate Holdings II, LLC., and certain of its US subsidiaries by a perfected first priority lien on the stock of CCC Intelligent Solutions Inc., and substantially all of its assets, subject to various limitations and exceptions.

The 2021 Credit Agreement contains representations and warranties, and affirmative and negative covenants, that among other things, restrict, subject to certain exceptions, our ability to: incur additional indebtedness, incur liens, engage in mergers, consolidations, liquidations or dissolutions; pay dividends and distributions on, or redeem, repurchase or retire our capital stock; and make certain investments, acquisitions, loans, or advances.

The terms of the 2021 Credit Agreement include a financial covenant which requires that, at the end of each fiscal quarter, if the aggregate amount of borrowings under the 2021 Revolving Credit Facility exceeds 35% of the aggregate commitments of the Company, the leverage ratio of CCC Intelligent Solutions Inc. and certain of its subsidiaries cannot exceed 6.25 to 1.00. Borrowings under the 2021 Revolving Credit Facility did not exceed 35% of the aggregate commitments and the Company was not subject to the leverage test as of December 31, 2025 and 2024.

Long-term debt as December 31, 2025 and 2024, consists of the following (in thousands):

	December 31,	
	2025	2024
Term Loan	$1,290,990	$776,000
Term Loan—discount	(1,022)	(1,175)
Term Loan—deferred financing fees	(11,994)	(5,772)
Term Loan—Net of discount and fees	1,277,974	769,053
Less: Current portion	(13,033)	(8,000)
Total long-term debt—Net of current portion	$1,264,941	$761,053

The table below is a roll forward of the Company's contra debt deferred financing fees and discount and deferred financing fees asset balances (in thousands):

	Deferred Financing Fees	Discount— Contra Debt
Balance—December 31, 2023	$ 8,732	$1,436
Payment of fees associated with revolver modification	719	—
Amortization of fees and discount	(1,871)	(261)
Balance—December 31, 2024	7,580	1,175
Payment of fees associated with debt refinancing	7,734	—
Amortization of fees and discount	(1,887)	(153)
Balance—December 31, 2025	$13,427	$1,022

As of December 31, 2025 and 2024, the deferred financing fees asset balance includes $1.4 million and $1.7 million, respectively, in relation to the 2021 Revolving Credit Facility.

Scheduled Payments for Debt—Principal amounts due in each of the next five years, as of December 31, 2025, are as follows (in thousands):

Years Ending December 31:	
2026	$ 13,033
2027	13,033
2028	13,033
2029	13,033
2030	1,238,858
Total	$1,290,990

Interest Rate Swaps—In February 2025, the Company entered into three interest rate swap agreements (the ''Swaps'') to reduce its exposure to variability from future cash flows resulting from interest rate risk related to its floating rate long-term debt. Pursuant to the terms of the Swaps, beginning on July 31, 2025, the Company will pay an average fixed interest rate of 3.94% on an aggregate notional amount corresponding to borrowings of $750.0 million in exchange for receipts on the same notional amount at a floating interest rate based on the applicable SOFR at the time of payment. The Swaps expire on July 31, 2027.

The fair value of the interest rate swap agreements was estimated using inputs that were observable or that could be corroborated by observable market data and therefore, was classified within Level 2 of the fair value hierarchy as of December 31, 2025. The Company does not designate its interest rate swap agreements as hedging instruments and records the changes in fair value within earnings. As of December 31, 2025, the aggregate fair value of the Swaps was a liability of $7.4 million (see Note 5).

Net cash received related to the Swaps was $0.4 million for the years ended December 31, 2025, recorded within other (expense) income-net on the consolidated statement of operations and comprehensive income (loss),

Interest Rate Caps—In August 2022, the Company entered into two interest rate cap agreements to reduce its exposure to increases in interest rates applicable to its floating rate long-term debt. The interest rate cap agreements had an aggregate notional amount of $600.0 million and a one-month SOFR cap rate of 4.00%.

The fair value of the interest rate cap agreements was estimated using inputs that were observable or that could be corroborated by observable market data and therefore, was classified within Level 2 of the fair value hierarchy as of December 31, 2024. The Company did not designate its interest rate cap agreements as hedging instruments and records the changes in fair value within earnings. As of December 31, 2024 the interest rate cap agreements' fair value was $1.0 million within other assets in the accompanying consolidated balance sheet. The interest rate cap agreements expired in July 2025.

Cash received related to the interest rate cap agreements was $1.4 million, $7.2 million, and $6.5 million for the years ended December 31, 2025, 2024, and 2023, respectively, recorded within other (expense) income-net on the consolidated statement of operations and comprehensive income (loss).

16. LONG-TERM LICENSING AGREEMENT

During 2018, the Company entered into a licensing agreement with a third party to obtain a perpetual software license ("Licensing Agreement") for a database structure, tools, and historical data used within the Company's software. The Company has included the present value of the future payments required as a long-term licensing agreement within the accompanying consolidated balance sheets. The present value of the future payments was computed using an effective annual interest rate of 6.25%, and the Licensing Agreement requires the Company to make quarterly principal and interest installment payments of approximately $1.2 million through December 2031.

The present value of the future cash flows upon execution of the agreement was $45.6 million, which included an original discount of $23.2 million. At December 31, 2025, the remaining liability, net of the discount was $24.4 million, with $3.5 million classified as current. At December 31, 2024, the remaining liability, net of the discount was $27.7 million, with $3.3 million classified as current.

The discount was recorded to a contra liability account and is being amortized to interest expense over the term of the agreement using the effective interest method. During the years ended December 31, 2025, 2024 and 2023, the Company recognized $1.6 million, $1.9 million and $2.0 million, respectively, in interest expense related to the Licensing Agreement. The unamortized discount as of December 31, 2025 and 2024 was $5.1 million and $6.7 million, respectively.

Principal amounts due in each of the next five years and thereafter for the Licensing Agreement as of December 31, 2025, are as follows (in thousands):

Years Ending December 31:	
2026	$ 3,466
2027	3,689
2028	3,926
2029	4,177
2030	4,446
Thereafter	4,730
Total	$24,434

17. REDEEMABLE NON-CONTROLLING INTEREST

On March 12, 2020, the Company entered into a stock purchase agreement and other related documentation (the "Stock Purchase Agreements") with a third-party investor (the "Investor") for purchase by the Investor of Series A Preferred Stock in CCC Cayman, a majority-owned subsidiary of the Company and the parent of the Company's China subsidiaries. At the closing of the transactions under the Stock Purchase Agreements (the "Close Date"), CCC Cayman, a subsidiary of the Company, issued 1,818 shares of Series A Preferred Stock (the "Preferred Shares") at $7,854 per share to the Investor for net proceeds of $14.2 million. As of December 31, 2024, on an as-converted basis, the Preferred Shares represented an aggregate 10.0% ownership interest of the issued and outstanding capital stock of CCC Cayman, or 8.6% on a fully-diluted basis.

The Preferred Shares were redeemable upon an actual or deemed redemption event as defined in the Stock Purchase Agreement or at the option of the Investor beginning on the five-year anniversary of the Close Date, if an actual or deemed redemption event has not yet occurred. The redemption price, as defined by the Stock Purchase Agreement, was equal to the original issue price of the Preferred Shares, plus 10.0% compound interest per annum on the Preferred Share issue price, plus any declared but unpaid dividends on the Preferred Shares.

The Preferred Shares do not participate in net income or losses.

As of December 31, 2024, the Investor's ownership in CCC Cayman is classified in mezzanine equity as a redeemable non-controlling interest, because it was redeemable on an event that is not solely in the control of the Company.

On March 17, 2025, the Company received a notice of redemption under the Stock Purchase Agreements. Upon receiving the notice of redemption, the shares became mandatorily redeemable and payable by CCC Cayman (without recourse to the Company) and were no longer presented within mezzanine equity as a redeemable non-controlling interest.

The activity impacting the redeemable non-controlling interest during the years ended December 31 is presented below (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance at beginning of period	$ 21,679	$16,584	$14,179
Accretion of redeemable non-controlling interest	1,276	5,095	2,405
Issuance of promissory note to minority investor of redeemable preferred securities	(22,955)	—	—
Balance at end of period	—	$21,679	$16,584

18. NOTE PAYABLE TO MINORITY INVESTOR

In connection with the Investor's notice of redemption of their Series A Preferred Stock and in accordance with the provisions of the Stock Purchase Agreements (see Note 17), on May 16, 2025, CCC Cayman issued a promissory note (the "Promissory Note") to the Investor. The obligors under the Promissory Note are CCC Cayman and its subsidiaries, without recourse to the Company.

The Promissory Note has an initial principal amount outstanding of $23.4 million, which included accrued interest of $0.4 million. The Promissory Note accrues interest at a rate of 12.0% per annum, compounded daily. All accrued interest is payable in kind and added to the outstanding principal amount. During the year ended December 31, 2025, the Company recognized $2.2 million of interest expense on the Promissory Note.

The Promissory Note's maturity date is defined as the date CCC Cayman has available funds and assets, as defined in the Stock Purchase Agreements, that are available and sufficient to pay in full the redemption price for the Investor's shares of Series A Preferred Stock. The Promissory Note allows for CCC Cayman to prepay, in whole or in part, any outstanding principal or interest prior to the maturity date without penalty.

As of December 31, 2025 the total amount outstanding under the Promissory Note was $25.2 million.

19. CAPITAL STOCK

Preferred Stock—The Company is authorized to issue up to 100,000,000 shares of undesignated preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company's board of directors. As of December 31, 2025, there were no shares of preferred stock issued or outstanding.

Common Stock—The Company is authorized to issue up to 5,000,000,000 shares of common stock with a par value of $0.0001 per share. Each holder of common stock is entitled to one vote for each share of common stock held of record by such holder on all matters voted upon by the stockholders, subject to the restrictions set out in the Company's certificate of incorporation. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors. Upon a liquidation event, subject to the rights of the holders of any preferred stock issued and outstanding at such time, any distribution shall be made on a pro rata basis to the common stockholders.

There were 605,449,050 and 629,207,115 shares of common stock issued and outstanding as of December 31, 2025 and 2024, respectively.

Effective upon closing of the Business Combination, 8,625,000 shares issued and held by Dragoneer Growth Opportunities Holdings (the "Sponsor Vesting Shares") became non-transferable and subject to forfeiture on the tenth anniversary of Closing if neither of the following triggering events has occurred: (a) the share price of the Company's common stock has been greater than or equal to $13.00 per share for any twenty trading days within any thirty consecutive trading day period beginning after Closing, or (b) a change in control as defined in the Business Combination Agreement.

As part of the Business Combination, 15.0 million shares of the Company's common stock (the "Company Earnout Shares") shall be issued to CCCIS shareholders existing as of immediately prior to Closing and holders of vested and unvested equity awards of CCCIS as of the date of the Business Combination Agreement (subject to continued employment), following a triggering event ("CCC Triggering Event"). A CCC Triggering Event is defined as the earlier of (a) the first date on which the shares of the Company's common stock have traded for greater than or equal to $15.00 per share for any twenty trading days within any thirty consecutive trading day period commencing after the Closing or (b) a change in control as defined in the Business Combination Agreement. If a CCC Triggering Event does not occur within ten years after Closing, the CCC Earnout Shares will be forfeited.

The Company Earnout Shares are not issued shares and are excluded from the shares of common stock issued and outstanding.

Restricted Common Stock—As part of the acquisition of EvolutionIQ in January 2025 (see Note 3), the Company issued 10,356,096 restricted shares of common stock, subject to re-vesting conditions. The restricted shares have service-based vesting conditions and vest annually over two years. The fair value of the restricted shares at the acquisition date was $118.2 million, of which $71.5 million was included as purchase consideration and the remaining $46.7 million will be recognized as stock-based compensation expense over the vesting period.

Secondary Offerings and Stock Repurchase—During the year ended December 31, 2025, certain existing stockholders completed secondary offerings where the selling stockholders sold an aggregate of 109.3 million shares of the Company's common stock. The Company did not receive proceeds from the sale of the shares by the selling stockholders. In connection with the offerings, the Company incurred costs of $0.7 million during the year ended December 31, 2025, included within general and administrative expenses on the consolidated statement of operations and comprehensive income (loss).

Concurrent with the closing of the secondary offering during March 2025, 7,000,000 million shares of common stock were repurchased by the Company for an aggregate price of $72.3 million. The shares repurchased by the Company were formally retired. The excess purchase price over par value was charged directly to accumulated deficit.

During the year ended December 31, 2024, certain existing stockholders completed secondary offerings where the selling stockholders sold an aggregate of 171.5 million shares of the Company's common stock. The Company did not receive proceeds from the sale of the shares by the selling stockholders. In connection with the offerings, the Company incurred costs of $1.9 million during the year ended December 31, 2024, included within general and administrative expenses on the consolidated statement of operations and comprehensive income (loss).

During the year ended December 31, 2023, certain existing stockholders completed a secondary offering where the selling stockholders sold 65.0 million shares of common stock. In addition, the underwriters exercised an option granted by the selling stockholders to purchase an additional 4.875 million shares of the Company's common stock at the same per share price. In connection with the offering and repurchase, the Company incurred costs of $2.0 million during the year ended December 31, 2023, included within general and administrative expenses on the consolidated statement of operations and comprehensive income (loss).

Concurrent with the closing of the secondary offering in November 2023, 32.5 million shares of common stock were repurchased by the Company for an aggregate price of $328.5 million. The shares repurchased by the Company were formally retired. The excess purchase price over par value was charged directly to accumulated deficit.

The Company did not receive any of the proceeds from the sale of the shares by the selling stockholders for the years ended December 31, 2025, 2024, and 2023.

Share Repurchase Program—In December 2024, the Company's board of directors authorized the repurchase of up to $300.0 million of the Company's outstanding shares of common stock (the "2024 Share Repurchase Program"). Under the 2024 Share Repurchase Program, the Company is authorized to repurchase shares through open market purchases, privately negotiated transactions, accelerated share repurchases, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, in accordance with applicable securities laws and other restrictions. The 2024

Repurchase Program does not obligate the Company to repurchase any amount of common stock. The specific timing and amount of repurchases may vary based on available capital resources, market conditions, management's discretion, security laws limitations, and other factors.

During the year ended December 31, 2025, the Company repurchased 32,229,693 shares under the 2024 Share Repurchase Program for an aggregate purchase price of $300.0 million, and incurred $0.5 million of fees directly related to the repurchase of shares. As a result of these share repurchases, the Company utilized the remaining authority under the 2024 Share Repurchase Program.

In December 2025, the Company's board of directors authorized the repurchase of up to $500.0 million of the Company's outstanding shares of common stock (the "2025 Share Repurchase Program"). Under the 2025 Share Repurchase Program, the Company is authorized to repurchase shares through open market purchases, privately negotiated transactions, accelerated share repurchases, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, in accordance with applicable securities laws and other restrictions. The 2025 Repurchase Program does not obligate the Company to repurchase any amount of common stock. The specific timing and amount of repurchases may vary based on available capital resources, market conditions, management's discretion, security laws limitations, and other factors.

During the year ended December 31, 2025, the Company repurchased shares under the 2025 Share Repurchase Program for an aggregate purchase price of $300.0 million. These repurchases were related to the Accelerated Share Repurchase Program discussed below. As of December 31, 2025, the Company has $200.0 million available to purchase under the 2025 Share Repurchase Program.

Accelerated Share Repurchase Transaction—On December 12, 2025, the Company entered into an accelerated share repurchase ("ASR") transaction with a third-party financial institution to repurchase $300.0 million of its common stock. At inception, the Company paid the financial institution using proceeds from the Fifth Amendment and cash on hand and received an initial delivery of 33,240,998 shares, which were immediately retired. The shares received were equal to 80% of the prepayment amount based on the closing price of the common stock on December 11, 2025 of $7.22 per share. The Company expects to receive additional shares under the ASR no later than June 30, 2026.

Under the terms of the ASR, upon settlement, the Company will either receive additional shares from the financial institution or be required to deliver, at the Company's election, additional shares or cash to the financial institution, with the number of shares deliverable by the Company subject to a cap.

The final number of shares to be received from or delivered to the financial institution upon settlement is determined by reference to the volume-weighted average price of the Company's common stock over a specified averaging period from the transaction date of December 12, 2025, through the scheduled final valuation date of June 29, 2026, subject to acceleration by the financial institution, beginning as early as February 26, 2026. The initial repurchase of shares under the agreement resulted in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted earnings per share.

The ASR is accounted for as a treasury stock transaction and a forward stock purchase contract. The $300.0 million payment and share retirement were recorded entirely as a reduction of stockholder's equity. The forward stock purchase contract is considered indexed to the Company's own stock and is classified as an equity instrument pursuant to ASC 815-40, *Derivatives and Hedging - Contracts in Entity's Own Equity*.

20. EMPLOYEE BENEFIT PLANS

The Company sponsors a tax-qualified defined contribution savings and investment plan, CCC 401(k) Retirement Savings and Investment Plan (the "Savings Plan"). Participation in the Savings Plan is voluntary with substantially all domestic employees eligible to participate. Expenses related to the Savings Plan consist primarily of the Company's contributions that are based on percentages of employees' contributions.

In connection with the Company's acquisition of EvolutionIQ, the Company became the sponsor of EvolutionIQ's separate 401(k) plan covering former EvolutionIQ employees. The employees of EvolutionIQ remained in their legacy plan through December 31, 2025. Effective January 1, 2026, this plan will be merged into the Savings Plan.

The defined contribution expense for the years ended December 31, 2025, 2024 and 2023 was $10.5 million, $7.0 million and $6.5 million, respectively. The defined contribution expense for the year ended December 31, 2025 includes contributions for the CCC 401(k) Retirement Savings and Investment Plan as well as the contributions for the legacy EvolutionIQ 401(k) plan.

21. STOCK INCENTIVE PLANS

In July 2021, the Company's board of directors and stockholders adopted and approved the CCC Intelligent Solutions Holdings Inc. 2021 Incentive Equity Plan (the "2021 Plan"). Prior to the adoption of the 2021 Plan, the Company maintained its 2017 Stock Option Plan (the "2017 Plan").

The purpose of the 2021 Plan is to enable the Company to attract, retain, and motivate employees, consultants, and independent members of the board of directors of the Company and its subsidiaries by allowing them to become owners of common stock enabling them to benefit directly from the growth, development, and financial successes of the Company.

Awards granted under the 2017 Plan had either time-based vesting or performance-based vesting with a market condition. Options expire on the tenth anniversary of the grant date.

The total number of shares of common stock that will be reserved and that may be issued under the 2021 Plan will automatically increase on the first day of each fiscal year by a number of shares equal to 5.0% of the total number of shares of common stock outstanding on the last day of the prior fiscal year or such lesser amount as determined by the board of directors. For the year ended December 31, 2025, the board of directors elected not to increase the number of shares of common stock reserved under the 2021 Plan. For the year ended December 31, 2024, the board of directors allowed the number of shares of common stock reserved under the 2021 Plan to increase, in accordance with the terms of the 2021 Plan, by 36,187,726 shares.

The following table summarizes the shares of common stock reserved for future issuance under the 2021 Plan as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Stock options outstanding	21,797,772	23,349,505
Restricted stock units outstanding	24,982,281	31,042,552
Restricted stock units available for future grant	68,250,493	75,673,991
Reserved for ESPP	9,804,354	10,403,530
Common stock reserved for future issuance	124,834,900	140,469,578

Restricted Stock Units and Restricted Stock Awards—RSUs are convertible into shares of the Company's common stock upon vesting. RSAs are issued but include a trading restriction until vested.

The grant date fair value of each RSU with time-based vesting and performance-based vesting is determined using the fair value of the underlying common stock on the date of grant. The grant date fair value of each performance-based RSU with a market condition is estimated on the date of grant using the Monte Carlo simulation model. The grant date fair value of each RSA with time-based vesting is determined using the fair value of the underlying common stock on the date of grant.

Stock-based compensation for RSUs and RSAs with time-based vesting is recognized on a straight-line basis over the requisite service period for the number of RSUs that are probable of vesting. Stock-based compensation for performance-based RSUs or performance-based RSUs with a market condition is recognized on a straight-line basis over the performance period based on the number of RSUs that are probable of vesting.

During 2023, the Company's Board approved modifications to the performance-based RSUs subject to a market condition. The modifications included: (i) the extension of the performance period by one year, (ii) a change to the performance criteria, (iii) a change to the number of units to be issued depending on performance and (iv) for certain grants, imposing a maximum number of units to be issued depending on performance equal to 100% of the target.

The modification to the performance-based RSUs subject to a market condition resulted in incremental stock-based compensation expense of $67.0 million, which will be recognized ratably over the modified performance periods.

The table below summarizes the RSU activity and RSA activity for the years ended December 31, 2025, 2024, and 2023:

	Shares	Weighted-Average Fair Value
Non-vested—		
December 31, 2022	31,288,688	$10.34
Granted	12,574,115	9.01
Vested	(5,707,373)	10.57
Canceled	(1,825,549)	9.90
Non-vested—December 31, 2023	36,329,881	10.56
Granted	10,538,732	11.80
Vested	(14,232,526)	10.76
Canceled	(1,593,535)	10.68
Non-vested—December 31, 2024	31,042,552	10.92
Granted	16,609,615	10.13
Vested	(18,318,640)	11.15
Canceled	(4,351,246)	10.45
Non-vested—December 31, 2025	24,982,281	$10.27

In connection with the acquisition of EvolutionIQ (see Note 3), the Company granted 792,174 RSAs that are subject to service conditions.

During the year ended December 31, 2025, the Company granted 15,817,441 RSUs, including 5,712,249 RSUs as part of the acquisition of EvolutionIQ. Of the RSUs granted during the year ended December 31, 2025, 14,536,924 have time-based vesting requirements and 1,280,517 have performance-based vesting requirements.

During the year ended December 31, 2024, the Company granted 10,538,732 RSUs, of which 8,266,649 have time-based vesting requirements and 2,272,083 have performance-based vesting requirements.

During the year ended December 31, 2023, the Company granted 12,574,115 RSUs, of which 10,946,224 have time-based vesting requirements, 1,627,891 have performance-based vesting requirements.

The Company did not grant any performance-based RSUs with a market condition during the years ending December 31, 2025 and 2024. The valuation of the performance-based RSUs with a market condition modified during the year ended December 31, 2023, was determined using a Monte Carlo Simulation model using the following assumptions:

	2023
Expected term (in years)	1.1-2.1
Expected volatility	28%-32%
Expected dividend yield	0%
Risk-free interest rate	4.36%-4.87%

The Company uses a pre-vesting forfeiture rate to estimate the number of options that are expected to vest that was based on the Company's historical turnover rate.

Stock Options—The table below summarizes the option activity for the years ended December 31, 2025, 2024 and 2023:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding—December 31, 2022	45,249,260	$2.99	4.9	$258,470
Exercised	(8,923,718)	2.85		
Forfeited and canceled	(537,073)	6.88		
Options outstanding—December 31, 2023	35,788,469	$2.96	4.0	301,563
Exercised	(12,427,044)	2.69		
Forfeited and canceled	(11,920)	3.40		
Options outstanding—December 31, 2024	23,349,505	$3.11	3.2	201,305
Exercised	(1,496,563)	3.14		
Forfeited and canceled	(55,170)	$8.58		
Options outstanding—December 31, 2025	21,797,772	$3.09	2.0	$106,846
Options exercisable—December 31, 2025.	21,592,416	$3.04	2.0	$106,013
Options vested and expected to vest—December 31, 2025	21,797,659	$3.09	2.0	$106,013

The fair value of the options that vested during the year ended December 31, 2025 was $1.5 million.

During the year ended December 31, 2025, the Company issued 1,496,563 shares of common stock upon exercise of stock options.

During the year ended December 31, 2024, the Company issued 12,427,044 shares of common stock upon exercise of stock options.

During the year ended December 31, 2023, the Company issued 8,923,718 shares of common stock upon exercise of stock options.

Cayman Equity Incentive Plan—During the year ended December 31, 2022, the Company adopted the CCCIS Cayman Holdings Employees Equity Incentive Plans ("Cayman Incentive Plans"), which provide for the issuance of stock option awards in CCC Cayman ("Cayman Awards") to eligible employees of the Company's China subsidiaries.

Pursuant to the Cayman Incentive Plans, the number of Cayman Shares that may be subject to stock incentives is not to exceed 3,000,000 in the aggregate.

Awards under the Cayman Incentive Plans are settled in cash and thus accounted for as liability awards. Awards granted under the Cayman Incentive Plans have time-based vesting and expire on the tenth anniversary of the grant date.

The Company records stock-based compensation expense on a straight-line basis over the vesting period. Time-based awards generally vest ratably over a four-year period based on continued service. Vesting of the time-based awards can be accelerated in certain circumstances, such as an initial public offering, as defined in the Cayman Incentive Plans.

There were no stock options under the Cayman Incentive Plans granted during the year ended December 31,2025. During the years ended December 31, 2024 and 2023, the Company granted 761,743 and 539,400 stock options under the Cayman Incentive Plans, respectively. The exercise price of the options granted is at least equal to the fair value of the underlying shares at the grant date. As of December 31, 2025 and 2024, 2,355,400 and 2,363,514, respectively, are outstanding, none of which are exercisable.

Awards under the Cayman Incentive Plans are remeasured at fair value each reporting period with the change in fair value recognized as stock-based compensation expense in that period. The fair values of the outstanding awards at December 31, 2025, 2024 and 2023 were based on the Black-Scholes option pricing model using the following assumptions:

	2025	2024	2023
Expected term (in years)	3.18-4.40	4.25-5.42	5.25 - 5.42
Expected volatility	40%	40%	40%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.7%	4.4%	3.8%

Employee Stock Purchase Plan—In October 2021, the Company's Board adopted the ESPP. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. Under the ESPP, employee purchases occur at the end of discrete offering periods. The six-month offering periods begin on January 1 and July 1 of each year (or such other date determined by the board of directors).

Under the ESPP, eligible employees can acquire shares of the Company's common stock by accumulating funds through payroll deductions. Employees generally are eligible to participate in the ESPP if they are a U.S. employee and are employed for at least 20 hours per week. The Company may impose additional restrictions on eligibility. Eligible employees can select a rate of payroll deduction between 1% and 15% of their compensation. The purchase price for shares of common stock purchased under the ESPP is 85% of the lesser of the fair market value of the Company's common stock on (i) the first day of the applicable offering period or (ii) the last day of the purchase period in the applicable offering period. An employee's participation automatically ends upon termination of employment for any reason.

As of December 31, 2025 and 2024, 9,804,354 and 10,403,530 shares of common stock, respectively, are reserved for sale under the ESPP. The aggregate number of shares reserved for sale under the ESPP increases on January 1 by the lesser of 1% of the total numbers of shares outstanding or a lesser amount as determined by the Board. For the year ended December 31, 2025, the board of directors elected not to increase the number of shares of common stock reserved under the ESPP. For the year ended December 31, 2024, the board of directors allowed the number of shares of common stock reserved under the ESPP to increase, in accordance with the terms of the ESPP, by 6,031,287 shares.

During the years ending December 31, 2025, 2024 and 2023, 599,176, 608,891 and 641,691 shares were sold under the ESPP, respectively.

The fair value of ESPP purchase rights sold during the years ended December 31, 2025, 2024 and 2023 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2025	2024	2023
Expected term (in years)	0.5	0.5	0.5
Expected volatility	22%-23%	25%-29%	30%-51%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.2%-5.3%	5.2%-5.5%	2.5%-4.7%

Company Earnout Shares—Pursuant to the Business Combination Agreement, CCCIS shareholders and option holders, subject to continued employment, have the right to receive up to an additional 13.5 million shares and 1.5 million shares of common stock, respectively, if, before the tenth anniversary of the Closing, (a) the share price has been greater than or equal to $15.00 per share for any twenty trading days within any thirty consecutive trading day period beginning after Closing, or (b) there is a change in control, as defined in the Business Combination Agreement.

The fair value of the Company Earnout Shares is estimated on the date of the grant, using the Monte Carlo simulation method. Compensation expense on the shares granted to option holders is recognized ratably over the implied service period.

Stock-Based Compensation—Stock-based compensation expense has been recorded in the accompanying consolidated statements of operations and comprehensive income (loss) as follows for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenues	$ 11,109	$ 9,342	$ 8,802
Research and development	57,099	47,191	25,467
Selling and marketing	44,218	28,083	33,204
General and administrative	62,968	86,422	77,045
Total stock-based compensation expense	$175,394	$171,038	$144,518

As of December 31, 2025, there was $147.1 million of unrecognized stock compensation expense related to non-vested time-based awards which is expected to be recognized over a weighted-average period of 2.0 years. As of December 31, 2025, there was $13.9 million of unrecognized stock-based compensation expense related to non-vested performance-based awards, which is expected to be recognized over a weighted-average period of 1.7 years.

As of December 31, 2025, there was $23.7 million of unrecognized stock compensation expense related to the restricted common stock subject to re-vesting conditions issued as part of the acquisition of EvolutionIQ in January 2025 (see Note 3 and Note 19). The unrecognized stock compensation expense is expected to be recognized over a weighted-average period of 1.1 years.

22. WARRANTS

The Company was originally incorporated as a Cayman Islands exempted company on July 3, 2020 as a special purpose acquisition company under the name Dragoneer Growth Opportunities Corp ("Dragoneer"). On February 2, 2021, Cypress Holdings Inc., ("CCCIS") entered into the Business Combination Agreement with Dragoneer. In connection with the closing of the business combination ("Business Combination"), the Company assumed the outstanding warrants sold in private placement ("Private Warrants") issued by Dragoneer.

The Private Warrants could only be exercised for a whole number of shares of the Company's common stock. Each whole Private Warrant entitled the registered holder to purchase one share of the Company's common stock. All warrants had an exercise price of $11.50 per share, subject to adjustment, beginning on August 29, 2021, and were to expire on July 30, 2026 or earlier upon redemption or liquidation. Additionally, the Private Warrants were exercisable on a cashless basis and were non-redeemable, so long as they were held by the initial purchasers or their permitted transferees. If the Private Warrants were held by someone other than the initial purchasers or their permitted transferees, the Private Warrants were redeemable by the Company and exercisable by such holders.

During May 2024, the Company redeemed all of the outstanding Private Warrants for an aggregate 3,809,200 shares of the Company's common stock. Following the redemption, the Company had no Private Warrants outstanding.

The Company recognized income (expense) of $14.4 million and ($15.1) million as a change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive income (loss) for years ended December 31, 2024 and 2023, respectively.

23. COMMITMENTS

Purchase Obligations—The Company has long-term agreements with suppliers and other parties related to licensing data used in its services, outsourced data center, disaster recovery, and SaaS that expire at various dates through 2031. Under the terms of these agreements with suppliers, the Company has future minimum obligations as of December 31, 2025 as follows (in thousands):

Years Ending December 31:	
2026	$ 51,632
2027	69,284
2028	13,899
2029	9,900
2030	9,900
Thereafter	9,900
Total	$164,515

Guarantees—The Company's services and solutions are typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and substantially in accordance with the Company's services and solutions documentation under normal use and circumstances. The Company's services and solutions are generally warranted to be performed in a professional manner and to materially conform to the specifications set forth in the related customer contract. The Company's arrangements also include certain provisions for indemnifying customers against liabilities if its services and solutions infringe a third party's intellectual property rights.

To date, the Company has not incurred any material costs as a result of such indemnifications or commitments and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Employment Agreements—The Company is a party to employment agreements with key employees that provide for compensation and certain other benefits. These agreements also provide for severance and bonus payments under certain circumstances.

24. LEGAL PROCEEDINGS AND CONTINGENCIES

In the ordinary course of business, the Company is from time to time, involved in various pending or threatened legal actions. The litigation process is inherently uncertain, and it is possible that the resolution of such matters might have a material adverse effect upon the Company's consolidated financial condition and/or results of operations. The Company's management believes, based on current information, matters currently pending or threatened are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

In a prior year, the Company made claims against certain parties for violation of its intellectual property and other related actions. These claims were settled during the year ended December 31, 2025.

25. RELATED PARTIES

The Company has engaged in transactions within the ordinary course of business with entities affiliated with its principal equity owners and directors.

The following table summarizes revenues recognized and expenses incurred with entities affiliated with one of its principal equity owners and directors for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	December 31,		
	2025	2024	2023
Revenues			
Software subscriptions	$3,600	$ —	$ —
Credit card processing	1,878	1,382	1,051
Expenses			
Employee health insurance benefits	4,596	4,202	3,641
IT security software	624	510	^
Board of director fees for services, including related travel and out-of-pocket reimbursements	377	275	306
Human resources support services	*	*	313
IT development software	*	*	130

---

*   Not significant.

^   Not a related party during the year ended December 31.

As of December 31, 2025, the Company had $3.6 million in accounts receivable from related parties, while related-party payables were de minimis. As of December 31, 2024, all related-party receivables and payables were de minimis.

During the year ended December 31, 2025, concurrent with the closing of the March 2025 secondary offering (see Note 19), 7.0 million shares of common stock were repurchased by the Company from its principal equity owner for an aggregate price of $72.3 million.

During the year ended December 31, 2023, as part of the November 2023 secondary offering (see Note 19), the Company entered into a share repurchase agreement with its principal equity owner, pursuant to which the Company agreed to repurchase 32.5 million shares of the Company's common stock at a price equal to the price per share paid by the underwriters, net of commissions and discounts. The aggregate price paid by the Company for the repurchased shares was $328.5 million.

26. OTHER (EXPENSE) INCOME—NET

Other income—net consists of the following for the years ended December 31 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
(Loss) gain from change in fair value of derivative instruments	$(8,386)	$(5,233)	$(5,743)
Income from derivative instruments	1,811	7,167	6,460
Other income–Net	387	302	1,082
Total other (expense) income–net	$(6,188)	$ 2,236	$ 1,799

27. NET INCOME (LOSS) PER SHARE

The Company calculates basic earnings per share by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted earnings per share is computed by assuming the exercise, settlement and vesting of all potential dilutive common stock equivalents outstanding for the period using the treasury stock method. The Company excludes common stock equivalent shares from the calculation if their effect is anti-dilutive. In a period where the Company is in a net loss position, the diluted loss per share is calculated using the basic share count.

As part of the Business Combination, 8,625,000 shares issued and held by Dragoneer (the "Sponsor Vesting Shares") became non-transferable and subject to forfeiture on the tenth anniversary of the closing of the Business Combination if neither of the defined triggering events has occurred. The Sponsor Vesting Shares are issued and outstanding at December 31, 2025, 2024 and 2023 and are excluded from the weighted average number of shares of common stock outstanding until the vesting requirement is met and the restriction is removed.

The following table sets forth a reconciliation of the numerator and denominator used to compute basic earnings per share of common stock (in thousands, except for share and per share data).

	Year Ended December 31,		
	2025	2024	2023
Numerator			
Net income (loss)	$ 1,688	$ 31,240	$ (90,071)
Accretion of redeemable non-controlling interest	(1,276)	(5,095)	(2,405)
Net income (loss) attributable to common stockholders	$ 412	$ 26,145	$ (92,476)
Denominator			
Weighted average shares of common stock—basic	629,960,378	610,761,424	617,889,384
Dilutive effect of stock-based awards	29,624,997	31,114,101	—
Weighted average shares of common stock—diluted	659,585,375	641,875,525	617,889,384
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.00	$ 0.04	$ (0.15)
Diluted	$ 0.00	$ 0.04	$ (0.15)

Common stock equivalent shares of 7.0 million, 0.2 million and 33.7 million were excluded from the computation of diluted per share amounts for the years ended December 31, 2025, 2024 and 2023, respectively, because their effect was anti-dilutive.

28. SEGMENT INFORMATION AND INFORMATION ABOUT GEOGRAPHIC AREAS

The Company organizes its segments around its operations by geographic region and operates in one reportable segment (the "Domestic Segment"). The Domestic Segment provides SAAS platforms for the insurance economy and derives revenues from providing customers with software subscriptions to the platforms in addition to providing professional services and non-software services. The accounting policies of the Domestic Segment are the same as those described in Note 2.

The Company does not have intra-entity sales or transfers.

The chief operating decision maker ("CODM") of the Domestic Segment is the Company's Chief Executive Officer. The CODM assesses performance for the Domestic Segment at the segment level and uses the segment's performance when making strategic decisions on how to allocate resources and capital. In addition, the segment's performance is used when reviewing actual financial performance against internal budgets and for establishing incentive compensation targets.

The CODM uses net income (loss) to evaluate income (loss) generated from operations in deciding whether to reinvest profits into the Domestic Segment or use for acquisitions, to pay dividends or repurchase outstanding shares of common stock. The CODM reviews financial information, including significant expenses, of the Domestic Segment on an adjusted basis, excluding certain items that may not be indicative of the Company's recurring core business operations. This financial information reviewed by the CODM is accompanied by information about revenue by type of service and geographic region, for purposes of allocating resources and evaluating financial performance.

The Company's financial information and performance measures used by the CODM do not include a metric or measure including segment assets and thus, no asset information is provided to the CODM for the purpose of making strategic decisions or allocating resources.

The following table presents the Company's financial information about reported segment revenue, significant segment expenses, and the Company's reconciliation of segment profit (loss) to consolidated net income (loss) (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Revenues:			
Revenue—Domestic Segment	$1,050,161	$938,031	$859,548
Revenue—Other[1]	6,840	6,769	6,830
Total Revenue	1,057,001	944,800	866,378
Segment Expenses:			
Data licenses and royalties—adjusted[2]	45,104	43,698	40,957
Customer services—adjusted[3]	110,634	98,589	90,801
Products and technology—adjusted[4]	295,158	255,814	241,324
Revenue enablement—adjusted[5]	136,331	120,088	113,508
General corporate and administrative—adjusted[6]	82,183	69,641	62,985
Other segment items[7]	141,402	145,819	198,358
Amortization expense	91,520	80,768	98,035
Depreciation expense	58,629	42,809	36,793
Interest expense	71,007	64,608	63,577
Interest income	(4,882)	(12,203)	(16,252)
Significant non-cash items[8]	8,386	(9,145)	20,839
Income tax provision	19,841	13,074	5,524
Total segment expenses	1,055,313	913,560	956,449
Net income (loss) including non-controlling interest	$ 1,688	$ 31,240	$ (90,071)

_____

(1) Represents revenue from an insignificant segment that does not meet the quantitative thresholds for determining reportable segments.

(2) Data licenses and royalties – adjusted expenses include third party costs for data licensing and royalty fees.

(3) Customer services – adjusted expenses include the costs to deliver services to customers, including software configuration, integration and implementation services and customer support activities. Customer services – adjusted excludes stock-based compensation expense and related employer payroll tax.

(4) Products and technology – adjusted expenses include costs related to the engineering, product management design and development of the Company's solutions, and costs related to the Company's hosting environments, support of production infrastructure, support of internal systems and infrastructure and IT security. Products and technology – adjusted excludes stock-based compensation expense and related employer payroll tax.

(5) Revenue enablement – adjusted expenses include costs for sales and marketing functions, including sales incentives, advertising costs, and event costs. Revenue enablement – adjusted excludes stock-based compensation expense and related employer payroll tax.

(6) General corporate and administrative – adjusted expenses include costs for our executive management and administrative employees, including finance and accounting, human resources, facilities and legal functions. Additional expenses include professional service fees, insurance premiums and other corporate expenses that are not allocated to the other adjusted expense categories. General corporate and administrative – adjusted excludes stock-based compensation expense and related employer payroll tax, litigation proceeds and litigation costs in which the Company is the plaintiff and related antitrust matters, costs associated with the acquisition and integration of completed and potential mergers and acquisitions, costs related to equity transactions, including secondary offerings and debt refinancing costs.

(7) Other segment items include those items excluded from the significant segment expense categories and identified in the above descriptions, adjustments for capitalized labor costs incurred on internal development projects, and expenses of an insignificant segment that does not meet the quantitative thresholds for determining reporting segments.

(8) Significant non-cash items include changes in fair value of derivative instruments and changes in fair value of warrant liabilities.

Revenues by geographic area presented based upon the location of the customer are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
United States	$1,050,161	$938,031	$859,548
China	6,840	6,769	6,830
Total revenues	$1,057,001	$944,800	$866,378

Software, equipment and property, Net by geographic area are as follows (in thousands):

	December 31,	
	2025	2024
United States	$166,644	$171,864
China	152	215
Total software, equipment and property-net.	$166,796	$172,079

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2025, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the guidelines set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

As permitted by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition. Management elected to exclude EvolutionIQ from its assessment of internal control over financial reporting as of December 31, 2025. See note 3, Business Acquisition for additional information. The operating results of EvolutionIQ are included in our Consolidated Financial Statements from the period subsequent to the acquisition on January 6, 2025, and represent 1% of the Company's consolidated total assets (excluding goodwill and intangible assets which were included in management's assessment of internal control over financial reporting) as of December 31, 2025, and 4% of the consolidated revenues for the year ended December 31, 2025.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

In October 2025, we implemented a new customer billing system for our Casualty customers that changed our internal control over financial reporting. In connection with this implementation, we updated our internal controls over financial reporting, as necessary, to accommodate modifications to our business processes.

Except as described above, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of CCC Intelligent Solutions Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of CCC Intelligent Solutions Holdings Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 24, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of the EvolutionIQ Inc. acquisition that was completed during the year ended December 31, 2025, which constitutes in aggregate 1% of the Company's consolidated total assets (excluding goodwill and intangible assets) as of December 31, 2025 and 4% of consolidated revenues for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting of the EvolutionIQ.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Chicago, IL
February 24, 2026

Item 9B.   Other Information

Arrangements Intended to Satisfy the Affirmative Defense of Rule 10b5-1(c)

During the three months ended December 31, 2025, Brian Herb, Executive Vice President, Chief Financial and Administrative Officer of the Company, adopted a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c). The 10b5-1 trading arrangement was adopted by Mr. Herb on December 20, 2025 and provides for the sale of up to 89,695 shares of the Common Stock of the Company in the period commencing on March 20, 2026 and ending on the earlier of May 15, 2026 or the execution of all trades contemplated by the plan.

Item 9C.   Disclosures Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the relevant information in our Proxy Statement to be filed in connection with our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 11.   Executive Compensation.

The information required by this item is incorporated by reference to the relevant information in our Proxy Statement to be filed in connection with our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the relevant information in our Proxy Statement to be filed in connection with our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the relevant information in our Proxy Statement to be filed in connection with our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 14.   Principal Accounting Fees and Services.

The information required by this item is incorporated by reference from our Proxy Statement to be filed in connection with our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 15.   Exhibits, Financial Statement Schedules.

    (1)   The following documents are filed as part of this Annual Report on Form 10-K:

    (2)   Consolidated Financial Statements

        The consolidated financial statements are filed under Part II, Item 8 of this Annual Report on Form 10-K.

    (3)   Financial Statement Schedules

        All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

    (4)   Exhibits

        The exhibits listed in the following Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description
2.1**	Business Combination Agreement, dated as of February 2, 2021, by and among Dragoneer Growth Opportunities Corp., Chariot Opportunity Merger Sub, Inc., and Cypress Holdings, Inc. (incorporated by reference to Annex A to the Proxy Statement/Prospectus filed by the Registrant on June 25, 2021).
2.2	Amendment No. 1 to the Business Combination Agreement, dated as of April 22, 2020, by and among Dragoneer Growth Opportunities Corp., Chariot Opportunity Merger Sub, Inc., and Cypress Holdings, Inc. (incorporated by reference to Annex AA to the Proxy Statement/Prospectus filed by the Registrant on June 25, 2021).
2.3	Amendment No. 2 to the Business Combination Agreement, dated July 6, 2021, by and among Dragoneer Growth Opportunities Corp., Chariot Opportunity Merger Sub, Inc., and Cypress Holdings, Inc. (incorporated by reference to Annex AAA to the Proxy Statement/Prospectus filed by the Registrant on June 25, 2021).
2.4**	Agreement and Plan of Merger and Reorganization, dated December 19, 2024, by and among the Company, CCC Intelligent Solutions Inc., Edison Merger Sub I Inc., Edison Merger Sub II, LLC, EvolutionIQ Inc., and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant on December 23, 2024).
3.1	Certificate of Incorporation of CCC Intelligent Solutions Holdings Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Registrant on August 5, 2021).
3.2	Bylaws of CCC Intelligent Solutions Holdings Inc. (incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K filed by the Registrant on August 5, 2021).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed by the Registrant on March 1, 2022).
10.1	Shareholder Rights Agreement (incorporated by reference to Annex I to the Proxy Statement/Prospectus filed by the Registrant on June 25, 2021).
10.2†	CCC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8 filed by the Registrant on October 14, 2021).

Exhibit Number	Description
10.3	Credit Agreement, dated as of September 21, 2021, by and among CCC Intelligent Solutions Inc., CCC, Bank of America, N.A., as Administrative Agent, Collateral Agent and Swingline Lender, and each lender and issuing bank from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Registrant on September 24, 2021).
10.4	Amendment No. 1 to the Credit Agreement, dated as of May 19, 2023, by and between CCC Intelligent Solutions Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Registrant on August 1, 2023).
10.5	Amendment No. 2 to the Credit Agreement, dated as of September 23, 2024, by and between CCC Intelligent Solutions Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Registrant on October 28, 2024).
10.6**	Amendment No. 3 to the Credit Agreement, dated as of January 6, 2025 by and between CCC Intelligent Solutions Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on January 7, 2025).
10.7**	Amendment No. 4 to the Credit Agreement, dated as of January 23, 2025, by and between CCC Intelligent Solutions Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on January 23, 2025).
10.8**	Amendment No. 5 to the Credit Agreement, dated as of December 12, 2025, by and between CCC Intelligent Solutions Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on December 12, 2025).
10.9†	CCC 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-8 filed by the Registrant on October 14, 2021).
10.10**†	Employment Agreement, dated April 27, 2017, by and between CCC Information Services Inc. (as successor by merger to Cypress Intermediate Holdings II, Inc.) and Githesh Ramamurthy (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-4 filed by the Registrant on March 29, 2021).
10.11†	Employment Agreement, dated January 8, 2020, by and between CCC Information Services Inc. and Brian Herb (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 filed by the Registrant on March 29, 2021).
10.12†	Employment Agreement, dated February 22, 2025, by and between CCC Intelligent Solutions Holdings Inc. and Timothy A. Welsh (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Registrant on May 6, 2025).
10.13†	Employment Agreement, dated April 27, 2017, by and between CCC Information Services Inc. (as successor by merger to Cypress Intermediate Holdings II, Inc.) and Mary Jo Prigge (incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K filed by Registrant on February 28, 2024).
10.14†	Separation, Transition and Arbitration Agreement and General Release, dated March 27, 2025, by and between CCC Intelligent Solutions Holdings Inc. and Mary Jo Prigge (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Registrant on May 6, 2025).

Exhibit Number	Description
10.15†	Employment Agreement, dated August 9, 2022, by and between CCC Intelligent Solutions Inc. and John Goodson (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K filed by Registrant on February 28, 2024).
10.16†	Employment Agreement, dated April 27, 2017, by and between CCC Information Services Inc. (as successor by merger to Cypress Intermediate Holdings III, Inc.) and Marc Fredman (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K filed by Registrant on February 28, 2024).
10.17†	Separation, Transition and Arbitration Agreement and General Release dated September 26, 2025 by and between the Company and Marc Fredman (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on September 26, 2025).
10.18	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 of the Current Report on Form 8-K filed by the Registrant on August 5, 2021).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Annual Report on Form 10-K filed by the Registrant on February 25, 2025).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1***	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2***	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Clawback Policy (incorporated by reference to Exhibit 97 of the Annual Report on Form 10-K filed by the Registrant on February 28, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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*　Filed herewith.

**　Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2) or Regulation S-K Item 601(b)(10). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

***　Furnished herewith as Exhibits 32.1 and 32.2.

†　Management contract or compensatory plan or arrangement.

Item 16.　Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

By: _____ /s/ Githesh Ramamurthy _____

Githesh Ramamurthy Chairman and
Chief Executive Officer
February 24, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Githesh Ramamurthy Githesh Ramamurthy	Chairman and Chief Executive Officer (Principal Executive Officer)	February 24, 2026
/s/ Brian Herb Brian Herb	Chief Financial & Administrative Officer (Principal Financial Officer)	February 24, 2026
/s/ Rodney Christo Rodney Christo	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2026
/s/ Neil de Crescenzo Neil de Crescenzo	Director	February 24, 2026
/s/ Barak Eilam Barak Eilam	Director	February 24, 2026
/s/ William Ingram William Ingram	Director	February 24, 2026
/s/ Eileen Schloss Eileen Schloss	Director	February 24, 2026
/s/ Eric Wei Eric Wei	Director	February 24, 2026
/s/ Teri Williams Teri Williams	Director	February 24, 2026

CCC®

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